Form 20-F
period 2004-12-31
CHINA PHARMACEUTICALS INTERNATIONAL CORP
filed 2005-08-17
CIK 1081823

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(Mark One)
[ ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                                       or

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

                                       or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
       For the transition period from _________ to  _________

                         Commission file number: 0-28879

                 CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION
             (Exact name of Registrant as specified in its charter)

                 CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION
                 (Translation of Registrant's name into English)

                             BRITISH VIRGIN ISLANDS
                 (Jurisdiction of incorporation or organization)

                  UNIT 3611, 36/F, WEST TOWER, SHUN TAK CENTRE
                    168-200 CONNAUGHT ROAD CENTRAL, HONG KONG
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.
                                      NONE

               Securities registered or to be registered pursuant
                          to Section 12(g) of the Act.
                           COMMON STOCK, NO PAR VALUE
                                (Title of Class)

              Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act.
                                 NOT APPLICABLE
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                46,160,733 COMMON SHARES AS OF DECEMBER 31, 2004

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[ ] Yes          [X] No

Indicate by check mark which financial statement item the registrant has elected to follow.

[ ] Item 17      [X] Item 18

GENERAL INFORMATION:

UNLESS OTHERWISE INDICATED, ALL REFERENCES HEREIN ARE TO US DOLLARS.

FORWARD LOOKING STATEMENTS

The Company cautions readers regarding forward looking statements found in the following discussion and elsewhere in this annual report and in any other statement made by, or on the behalf of the Company, whether or not in future filings with the Securities Exchange Commission ("SEC"). Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. See "Item 3. Key Information - Risk Factors." These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company. The Company disclaims any obligation to update forward looking statements.


                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.
================================================================================

Not applicable.


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.
================================================================================

Not applicable.


ITEM 3.  KEY INFORMATION.
================================================================================

SELECTED FINANCIAL DATA

The selected financial data of the Company for the fifteen months ended December 31, 2004 and year ended September 30, 2003, was derived from the consolidated financial statements of the Company which have been audited by Bongiovanni & Associates, as indicated in their report which is included elsewhere in this report. The selected financial data set forth for the years ended September 30, 2002, 2001 and 2000 is derived from the Company's audited consolidated financial statements, not included herein.

The information in the following table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects."

----------------------------------------------------------------------------------------------------------------------
                                      FIFTEEN MONTHS                         YEAR ENDED SEPTEMBER 30,
                                         ENDED        ----------------------------------------------------------------
                                       DECEMBER 31,         2003            2002             2001             2000
                                          2004
----------------------------------------------------------------------------------------------------------------------
Revenues                             $           -    $   1,517,822   $   2,014,696    $   2,139,804    $     665,075
----------------------------------------------------------------------------------------------------------------------
Loss from operations                 $    (643,448)   $    (460,465)  $  (1,115,911)   $  (2,211,204)   $    (811,156)
----------------------------------------------------------------------------------------------------------------------
Loss from continuing
Operations                           $    (643,448)   $    (460,465)  $  (1,115,911)   $  (2,211,204)   $    (811,156)
----------------------------------------------------------------------------------------------------------------------
Net loss                             $    (643,448)   $    (460,465)  $  (1,115,911)   $  (2,211,204)   $    (811,156)
----------------------------------------------------------------------------------------------------------------------
Comprehensive loss                   $    (651,220)   $    (623,056)  $  (1,099,915)   $  (2,211,204)   $    (811,156)
----------------------------------------------------------------------------------------------------------------------
Net loss from per share              $       (0.02)   $       (0.98)  $       (4.22)   $       (8.94)   $     (294.17)
----------------------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------------
                                      FIFTEEN MONTHS                         YEAR ENDED SEPTEMBER 30,
                                         ENDED        ----------------------------------------------------------------
                                       DECEMBER 31,         2003            2002             2001             2000
                                          2004
----------------------------------------------------------------------------------------------------------------------
Total assets                         $       1,000    $     318,808   $     940,408    $   1,465,659    $   3,090,476
----------------------------------------------------------------------------------------------------------------------
Stockholders' equity (deficit)       $    (710,797)   $    (358,389)  $      37,714    $     954,621    $   2,814,075
----------------------------------------------------------------------------------------------------------------------
Weighted average number of
Shares                                  28,249,500          636,514         260,633          247,279            3,973
----------------------------------------------------------------------------------------------------------------------
Dividends per share                  $           -    $           -   $           -    $           -    $           -
----------------------------------------------------------------------------------------------------------------------

RISK FACTORS

THE COMPANY HAS LIMITED FINANCIAL RESOURCES AND IF THE COMPANY IS UNABLE TO SECURE ADDITIONAL FUNDING AND/OR A BUSINESS OPPORTUNITY, THE COMPANY MAY FAIL.

As of December 31, 2004, the Company had no cash and a working capital deficit of $710,797. It currently has no business operations. Without additional funding and/or a business opportunity, the Company may not continue to exist.

IF THE COMPANY ISSUES SHARES OR OPTIONS TO ITS OFFICERS, DIRECTORS OR KEY EMPLOYEES, OR IF THE COMPANY OBTAINS FUNDING THROUGH THE SALE OF ADDITIONAL COMMON SHARES, THE SHAREHOLDERS WILL EXPERIENCE DILUTION.

The Company may in the future grant to some or all of its directors, officers, insiders and key employees options to purchase the Company's common shares as non-cash incentives to those employees. Such options may be granted at exercise prices equal to market prices. To the extent that significant numbers of such options may be granted and exercised, the interests of then existing shareholders of the Company will be subject to additional dilution.

The Company is currently without a source of revenue and will most likely be required to issue additional shares to finance its operations and acquire a business opportunity. The issuance of additional shares will cause the Company's existing shareholders to experience dilution of their ownership interests.

THE PRICE OF THE COMPANY'S COMMON SHARES IS SUBJECT TO MARKET FLUCTUATIONS AND VOLATILITY WHICH MAY NOT BE RELATED TO THE COMPANY'S OPERATIONS AND SUCH FLUCTUATIONS MAY IMPACT THE COMPANY'S ABILITY TO COMPLETE EQUITY FINANCINGS; IF THE COMPANY CANNOT COMPLETE ADDITIONAL EQUITY FINANCINGS, IT MAY NOT BE ABLE TO CONTINUE ITS OPERATIONS.

The trading volume of the Company's stock is low, thereby making the market price of the stock subject to wide fluctuations in price, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common shares fluctuated from a low of $0.06 to a high of $3.90 during the 12-month period ending June 30, 2005. Continued price fluctuations will have a significant impact on the Company's ability to complete equity financings.

CONFLICTS OF INTEREST MAY ARISE AMONG THE MEMBERS OF THE COMPANY'S BOARD OF DIRECTORS AND SUCH CONFLICTS MAY CAUSE THE COMPANY TO ENTER INTO TRANSACTIONS ON TERMS, WHICH ARE NOT BENEFICIAL TO THE COMPANY.

Several of the Company's directors are also directors, officers or shareholders of other companies. Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms that could place the Company in a worse position than if no conflict existed. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the INTERNATIONAL BUSINESS COMPANIES ACT (British Virgin Islands). The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they many have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director.

THE COMPANY DOES NOT PAY DIVIDENDS ON ITS COMMON SHARES; THEREFORE, INVESTORS SEEKING DIVIDEND INCOME SHOULD NOT PURCHASE THE COMMON SHARES.

The Company has never declared or paid cash dividends on its common shares and does not anticipate doing so in the foreseeable future. Additionally, the determination as to the declaration of dividends is within the discretion of the Company's Board of Directors, which may never declare cash dividends on the Company's common stock. Investors cannot expect to receive a dividend on the Company's common shares in the foreseeable future, if at all.

THE COMPANY IS DEPENDENT UPON ITS MANAGEMENT AND THE LOSS OF ANY OF ITS MANAGEMENT AND/OR IF THE COMPANY IS UNABLE TO RECRUIT ADDITIONAL MANAGERS COULD NEGATIVELY IMPACT THE COMPANY'S ABILITY TO CONTINUE ITS OPERATIONS.

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its key officers, Dr. FAN Di, a director and the President and Chief Executive Officer of the Company and Mr. ZHOU Li Yang, a director and Chief Financial Officer of the Company. The loss of services of either Dr. Fan or Mr. Zhou could have a material adverse effect on the Company. The Company has not obtained key-man life insurance on any of its officers or directors. The Company's ability to recruit and retain highly qualified management personnel is critical to its success; if it is unable to do so this may materially affect the Company's financial performance.

THE COMPANY'S SHARES ARE SUBJECT TO THE SEC'S PENNY STOCK RULES, WHICH MAY RESTRICT THE ABILITY OF BROKERS TO SELL THE COMPANY'S COMMON STOCK AND MAY REDUCE THE SECONDARY MARKET FOR THE COMMON STOCK.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stock." Generally, penny stocks are equity securities with a price of less than US $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). If the Company's shares are traded for less than US $5 per share, as they currently are, the shares will be subject to the SEC's penny stock rules unless (1) the Company's net tangible assets exceed US $5,000,000 during the Company's first three years of continuous operations or US $2,000,000 after the Company's first three years of continuous operations; or (2) the Company has had average revenue of at least US $6,000,000 for the last three years. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Since the Company's shares are traded for less than US $5.00 per share, the Company's common stock is subject to the penny stock rules. Therefore, the holders of the common stock may find it difficult to sell the common stock of the Company. These rules may restrict the ability of brokers to sell the common stock and may reduce the secondary market for the common stock. A limited secondary market may result in a decrease in the value of the shares and/or a partial or total loss of an investor's investment.

THIS ANNUAL REPORT CONTAINS STATEMENTS ABOUT FUTURE EVENTS AND RESULTS THAT MAY NOT BE ACCURATE.

Statements contained in this annual report that are not historical facts are forward-looking statements that involve risks and uncertainties. Such statements may not prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

INVESTORS IN THE UNITED STATES MAY NOT BE ABLE TO ENFORCE THEIR CIVIL LIABILITIES AGAINST THE COMPANY OR ITS DIRECTORS AND OFFICERS.

It may be difficult to bring and enforce suits against the Company. The Company is a corporation domiciled in British Virgin Islands. None of the Company's directors and officers are residents of the United States, and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for U.S. holders of the Company's common shares to effect service of process on these persons within the United States or to enforce judgments obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against the Company or its officers and directors. In addition, a shareholder should not assume that the courts outside the United States (i) would enforce judgments of U.S. courts obtained in actions against the Company, its officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company, its officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.


ITEM 4.  INFORMATION ON THE COMPANY.
================================================================================

HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated in the State of Colorado on June 17, 1996, under the name Minas Novas Gold Corp., to engage in mining operations. From inception to January 1999, the Company obtained options to acquire various mining properties. On January 29, 1999, the Company abandoned all mining operations and proceeded to acquire all of the issued and outstanding capital stock of Cool Entertainment, Inc., a Washington corporation, in exchange solely for 65% of its outstanding common stock. The acquisition of the Washington corporation was completed March 1, 1999, and effective February 22, 1999, the Company changed its name to Cool Entertainment, Inc.

From March 1, 1999 to November 2000, the Company was able to generate only a minimal amount of revenues. Realizing that it was undercapitalized and unable to market its services properly, the Company searched for another business opportunity. On February 21, 2001, the Company acquired all of the issued and outstanding capital stock of E-Trend Networks, Inc., a Nevada corporation, in exchange solely for approximately 92% of its common stock. The Company changed its name to E-Trend Networks, Inc., changed its domicile to Delaware, and effected a 1-for-100 reverse split of its issued and outstanding shares of common stock. On December 26, 2001, an agreement was reached whereby a new organization and management team led by eAngels Equity, LLC would acquire controlling interest in E-Trend Networks, Inc. Effective February 19, 2002,the Company changed its name to Wilmington Rexford, Inc. Prior to the fourth calendar quarter of 2003, the Company operated an online retail website www.EntertainMe.com and through its fulfillment and distribution subsidiary, Langara Entertainment, it offered distribution and fulfillment services to both traditional retail and online merchants.

In October 2003, the Company entered into agreements to exchange its 100% ownership in Langara Entertainment, Inc. and EntertainMe.com for a equity stakes in Langara Group, Inc. and Fly.com, Inc.

On February 13, 2004, the Company entered into an agreement with China Merchants DiChain Investment Holdings Limited, pursuant to which the Company spun out as a dividend to the shareholders on a 1 for 1 share basis shares of its wholly-subsidiary, E-Trend Networks, Inc. The agreement provided for the acquisition of a company to be identified by China Merchants DiChain Investment Holdings Limited and a 1-for-20 reverse stock split. The reverse stock split and the change of the Company's name to China Pharmaceuticals Corporation were effected March 25, 2004.

On May 24, 2004, the Company closed its acquisition of 87.475% of Zhejiang University Pharmaceutical Co., Ltd., a Sino-foreign equity joint venture ("Zheda Pharmacy"), pursuant to the terms of an agreement dated as of May 24, 2004 with the owners of Sheung Tai Investments Limited. The Company issued 13,848,220 shares of its common stock to the owners of Sheung Tai Investments Limited for 100% ownership of that entity. Sheung Tai Investments Limited owns 87.475% of Zheda Pharmacy.

Also on May 24, 2004, the Company issued 31,151,780 shares to China Merchants DiChain Investment Holdings Limited and its designees for approximately $290,000 in debt conversion and assumption of costs of the transaction.

Shortly after the acquisition of Zheda Pharmacy, the Company realized that management of Sheung Tai Investments refused to turn over day-to-day control of the operations of Zheda Pharmacy to management of the Company. The disputes between management of the Company and management of Sheung Tai Investment resulted in litigation and protracted negotiations. In January 2005, the Company relinquished its ownership of Sheung Tai Investments (and therefore Zheda Pharmacy) in exchange for the 13,848,220 shares of the Company's common stock that originally had been issued to the owners of Sheung Tai Investments.

Effective August 26, 2004, the Company changed its domicile to the British Virgin Islands and its name to China Pharmaceuticals International Corporation. It is governed by the International Business Companies Act, Cap. 291, of the Territory of the British Virgin Islands.

The Company's registered agent is Equity Trust (BVI) Limited, Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands. Its principal business office is located at Unit 3611, 36/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong. The telephone number is (852) 2255 0688 and the facsimile number is (852) 2851 3660. The Company does not have a registered agent in the United States.


BUSINESS OVERVIEW

For the financial years ended September 30, 2002 and 2003, the Company operated an online entertainment media retail website www.EntertainMe.com and through its fulfillment and distribution subsidiary, Langara Entertainment, it offered distribution and fulfillment services to both traditional retail and online merchants. The Company has not engaged in business activities since October 2003.

ORGANIZATIONAL STRUCTURE

As of the date of this annual report, the Company has no subsidiaries.

PROPERTY, PLANTS AND EQUIPMENT

The Company's corporate office is located at Unit 3611, 36/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong. The Company shares the offices of China Merchants DiChain and is allocated HK$10,000 (US$1,287 as of August 15, 2005) as its pro rata share of the cost of the facility.


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
================================================================================

The following discussion of the results of operations of the Company for the fifteen months ended December 31, 2004 and year ended September 30, 2003 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

From February 21, 2001 to October 2003, the Company operated an online entertainment media retail website www.EntertainMe.com and through its fulfillment and distribution subsidiary, Langara Entertainment, offered distribution and fulfillment services to both traditional retail and online merchants. In October 2003, the Company entered into agreements to exchange its 100% ownership in Langara Entertainment, Inc. and EntertainMe.com for a equity stakes in Langara Group, Inc. and Fly.com, Inc.

On February 13, 2004, the Company entered into an agreement with China Merchants DiChain Investment Holdings Limited, pursuant to which the Company spun out as a dividend to the shareholders on a 1 for 1 share basis shares of its wholly-subsidiary, E-Trend Networks, Inc. The agreement provided for the acquisition of a company to be identified by China Merchants DiChain Investment Holdings Limited and a 1-for-20 reverse stock split. The reverse stock split and the change of the Company's name to China Pharmaceuticals Corporation were effected March 25, 2004.

On February 20, 2004, the Company changed its fiscal year end to December 31.

OPERATING RESULTS

FIFTEEN MONTHS ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED SEPTEMBER 30, 2003

Due to the disposal of Langara Entertainment, Inc. and EntertainMe.com in October 2003, the Company did not have any business operations during the fifteen months ended December 31, 2004. Despite the disposition of these business operations, the Company continued to incur general and administrative expenses to maintain the Company's existence as a reporting company with the Securities and Exchange Commission whose stock is traded on the OTC Bulletin Board. In addition, legal expenses were incurred in connection with the acquisition and subsequent disposition of Sheung Tai Investments, as described in "Item 4. Information on the Company - History and Development of the Company."

YEAR ENDED SEPTEMBER 30, 2003 COMPARED TO YEAR ENDED SEPTEMBER 30, 2002

The Company experienced a nominal decrease in revenues for the year ended September 30, 2003 as compared to previous fiscal year. The decrease is primarily due to decreased unit sales of the Company's EntertainMe.com website. The decrease, both as a percentage of revenues and in absolute dollars, was primarily attributable to the reduction of the Company's advertising campaign consistent with cost cutting initiatives implemented during earlier periods. Sales for the 2003 fiscal year were $1,517,822, compared to $2,014,696 for the 2002 fiscal year.

Gross profit was $345,232 and $364,767 for the twelve months ended September 30, 2003 and 2002, respectively, representing a decrease of 5.3%. Gross margin increased to 22.7% from 18.1% for the year ended September 30, 2003 as compared to the previous fiscal year. The decrease in the absolute dollars of gross profit for the twelve-month period corresponds with the decrease in sales revenue but the increase in gross margin is due to improvements in transportation and inventory management, improved product sourcing, suspension of the Company's discount reward program, as well as increased product sales of VHS movies and DVD videos, through the EntertainMe.com website, which carry a higher gross profit margin.

Operating expenses decreased to $757,189 for the 2003 fiscal year from $1,247,727 for the 2002 fiscal year, representing 49.8% and 61.9% of net sales for the corresponding periods, respectively. The decline in absolute dollars of operating expenses for the twelve month period corresponds with the Company's operational restructuring plan, which reduced the number of headcount positions in finance and administration within the Company, a reduction in its marketing budget, website development expenditures, technology and operating infrastructure expenditures

Net losses were $460,465 and $1,115,911 for the twelve months ended September 30, 2003 and 2002, respectively, a decrease of 58.7%. The improvement in net loss in comparison with the prior year was primarily due to increases in the Company's gross profit margin, and decline in marketing, technology, and administrative-related expenditures. In addition to the net loss of $460,465 there was also a one time write down of Goodwill amounting to additional losses of $135,638 and a foreign currency translation adjustment of $26,953. The Company's total comprehensive loss was $623,056 or $0.05 per share.

Although the Company incurred significant losses prior to the Company's announced strategic shift in business model, the Company initiated a restructuring plan in December 2001, instigated by the new management team, which encompassed a series of cost-cutting initiatives. Consistent with its plan, the Company intended to reduce its marketing budget, its discount program, web site development activities, and technology and operating infrastructure development. Furthermore, a series of operating expenses pertaining to the Company's new business model and associated costs have been accounted for, and expensed during the current year.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2004, the Company had no cash, as compared to $526 at September 30, 2003. The Company used cash of $359,976 for operating activities. Cash was provided by advances from related parties in the same amount. In comparison, operating activities provided cash of $212,250 for the year ended September 30, 2003 and $235,827 was used to repay a note payable owed to a stockholder.

The Company also anticipates spending approximately $140,000 during fiscal 2005 for administrative and other operating expenditures. It will depend upon advances from related parties to fund these expenditures.

The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

There are no material commitments for capital expenditures during fiscal 2005.

Other than the intercompany advances from China Technology Global Corporation and China Merchants DiChain (Asia) Limited, which have been made on an interest-free basis, with no fixed term or repayment date, there is no debt owed by the Company.

TREND INFORMATION

The Company is not aware of any trends that might affect its financial results or business.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS

The Company does not have any contractual obligations.


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
================================================================================

DIRECTORS AND SENIOR MANAGEMENT

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this annual report, are as follows:

NAME                                  POSITION WITH THE COMPANY                  TERM OF OFFICE (FOR EACH OFFICE HELD)
----                                  -------------------------                  -------------------------------------
FAN Di                                President, Chief Executive Officer         July 2004 to present
                                      Director                                   February 2004 to present

ZHOU Li Yang                          Chief Financial Officer                    August 2005 to present
                                      Director                                   October 2004 to present

YU Wai Kit                            Corporate Secretary                        November 2004 to present

Each officer's and director's term of office shall expire at the Company's next annual general meeting. The Company does not have an executive committee, audit committee, or a compensation committee.

There are no family relationships between any directors or executive officers of the Company. To the best of the Company's knowledge, there are no arrangements or understandings with major shareholders or others, pursuant to which any of the Company's officers or directors was selected as an officer or director of the Company.

Set forth below are brief descriptions of recent employment and business experience of the Company's officers and directors, each of whom devote on average approximately 15 hours per week to the business of the Company.

DR. FAN DI

Since July 2004, Dr. Fan has served as the Company's President, Chief Executive Officer and a Director. Dr. Fan is responsible for overseeing the Company's strategic development. Since April 2003, Dr. Fan has served as the Chairman, Chief Executive Officer and an Executive Director of China Technology Global Corporation, a British Virgin Islands corporation whose stock is traded on the OTC Bulletin Board and registered under the Securities Exchange Act of 1934. Since April 2002, Dr. Fan has served as the Chairman and Chief Executive Officer of China Merchants DiChain (Asia) Limited, a company listed on the Stock Exchange of Hong Kong, Limited. From December 1999 to April 2002, he served as an Executive Director and Chief Financial Officer of China Merchants Group. Dr. Fan has substantial experience in financial management and business management. He holds a Ph.D. in Business Administration from the Southern University of California.

MR. ZHOU LI YANG

Since October 2004, Mr. Zhou has served as a Director of the Company and Mr. Zhou was appointed as the Company's Chief Financial Officer in August 2005. Since February 2002, Mr. Zhou has worked for China Merchants DiChain group, which is the ultimate controlling shareholder of the Company. Since February 2004, Mr. Zhou has served as an Executive Directors of China Technology Global Corporation. Since September 2004, Mr. Zhou has served as the Managing Director of China Merchants DiChain (Asia) Limited, a company listed on the Stock Exchange of Hong Kong, engaging in the business of logistics. From May 2000 to August 2001, Mr. Zhou served as the Investment Manager of Tianjin Development Holdings Ltd., a window company of Tianjin government in Hong Kong listed on the Stock Exchange of Hong Kong with businesses in manufacturing and selling winery and beverage products and elevator and investment and operation of container terminal, highway and gas supply in China. From February 1995 to October 1999, Mr. Zhou served as an Assistant Manager to Ka Wah Capital Ltd., an investment banking arm of CITIC Kawah Bank, which is a bank listed on the Stock Exchange of Hong Kong. Mr. Zhou has substantial experience in management of listed companies, mergers and acquisitions, direct investment and corporate finance. He obtained a Bachelor degree in Physics from Central-South University, China and a Master of Science degree in Business/Finance from the University of Baltimore in the United States.

MR. YU WAI KIT

Since November 2004, Mr. Yu has served as the Secretary. Mr. Yu has also served as the secretary of China Technology Global Corporation since November 2004. Mr. Yu is currently the Secretary of China Merchants DiChain (Asia) Limited, a holding company listed on the Stock Exchange of Hong Kong, Limited. From July 2002 to August 2004, Mr. Yu served as the Financial Controller and Company Secretary of Matsunichi Communication Holdings Limited, an investment holding company listed on the Stock Exchange of Hong Kong, Limited. From April 1997 to June 2002, Mr. Yu served as the Group Chief Accountant of Continental Jewelry (MFG.) Limited, a company listed on the Stock Exchange of Hong Kong, Limited. Mr. Yu is currently a member of Australian Society of Certified Practising Accountants and a member of Hong Kong Institute of Certified Public Accountants.

COMPENSATION

During the fiscal year ended December 31, 2004, the directors and officers of the Company, as a group, had received or charged the Company a total of $31,410 for services rendered by the directors and officers or companies owned by the individuals. No amounts were set aside or accrued by the Company to provide pension, retirement or similar benefits.

EMPLOYEES

As at December 31, 2004, the Company had no full-time employees in the area of management and administration.

SHARE OWNERSHIP

The following table sets forth certain information regarding ownership of the Company's common shares by the Company's officers and directors as of August 15, 2005.

                                                             SHARES AND RIGHTS BENEFICIALLY
TITLE OF CLASS        NAME AND ADDRESS OF OWNER                  OWNED OR CONTROLLED (1)<F1>    PERCENT OF CLASS (1)<F1>

Common Stock          FAN Di (2)<F2>                                   20,772,330                      64.3%
                      Unit 3611, 36/F, West Tower, Shun Tak
                      Centre, 168-200 Connaught Road
                      Central, Hong Kong

Common Stock          ZHOU Li Yang                                          0                           0%

Common Stock          YU Wai Kit                                            0                           0%

----------------------

(1)<F1> Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from August 15, 2005, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 32,312,513 shares of common stock outstanding as of August 15, 2005.

(2)<F2> These shares are held of record by China Merchants DiChain Investment Holdings Limited. As Dr. FAN is a director of China Merchants DiChain Investment Holdings Limited and a director of the sole controlling shareholder of China Merchants DiChain Investment Holdings Limited, he is deemed to be beneficial owner of these shares.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
================================================================================

PRINCIPAL HOLDERS OF VOTING SECURITIES

The following table sets forth certain information regarding ownership of the Company's common shares by the beneficial owners of 5% or more of each class of the Company's voting securities as of August 15, 2005.

                                                              SHARES AND RIGHTS BENEFICIALLY
  TITLE OF CLASS          NAME AND ADDRESS OF OWNER             OWNED OR CONTROLLED (1)<F1>     PERCENT OF CLASS (1)<F1>
Common Stock          China Merchants DiChain Investment               20,772,330                    64.3%
                      Holdings Limited (2)<F2>
                      Unit 3611, 36/F, West Tower, Shun Tak
                      Centre, 168-200 Connaught Road
                      Central, Hong Kong

Common Stock          Dr. FAN Di (2)<F2>                               20,772,330                    64.3%
                      Unit 3611, 36/F, West Tower, Shun Tak
                      Centre, 168-200 Connaught Road
                      Central, Hong Kong

Common Stock          Gush Intelligence Limited                         2,000,000                    6.2%
                      C/o 16/F Chinese Bank Bldg.
                      61 Des Veoux Road
                      Central, Hong Kong

Common Stock          Poly Crown Limited                                1,929,450                    6.0%
                      C/o 16/F Chinese Bank Bldg.
                      61 Des Veoux Road
                      Central, Hong Kong
-------------------

(1)<F1> Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from August 15, 2005, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 32,312,513 shares of common stock outstanding as of August 15, 2005.

(2)<F2> These shares are held of record by China Merchants DiChain Investment Holdings Limited. As Dr. FAN is a director of China Merchants DiChain Investment Holdings Limited and a director of the sole controlling shareholder of China Merchants DiChain Investment Holdings Limited, he is deemed to be beneficial owner of these shares.

CONTROL BY FOREIGN GOVERNMENT OR OTHER PERSONS

As of August 15, 2005, the Company was 64.3% indirectly owned by DiChain Holdings Limited, a investment holding company located in Hong Kong.

None of the Company's common shareholders has different voting rights than any of the Company's other common shareholders.

CHANGES IN SHAREHOLDINGS

China Merchants DiChain Investment Holdings Limited acquired its shares in May 2004. Prior to that date, it did not own any shares of the Company.

CHANGE OF CONTROL

As of the date of this annual report, there are no arrangements known to the Company that may at a subsequent date result in a change of control of the Company.

UNITED STATES SHAREHOLDERS

As of August 15, 2005, there were 75 registered holders of the Company's common shares in the United States, with combined holdings of 456,857 shares, representing 1.4% of the issued shares of the Company. In addition, CEDE & Co held 4,119,346 shares of record, representing 12.7% of the issued shares of the Company. The Company does not know how many beneficial shareholders it has in the United States, but management believes there are less than 300 such shareholders.

RELATED PARTY TRANSACTIONS

Other than as disclosed below, for the period from October 1, 2003 through December 31, 2004, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or
(d) or over which such a person is able to exercise significant influence.

The Company's corporate office is located at Unit 3611, 36/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong. The Company shares the offices of China Merchants DiChain and is allocated HK$10,000 (US$1,287 as of August 15, 2005) as its pro rata share of the cost of the facility. There is no written agreement regarding this office sharing arrangement.

China Technology Global Corporation, a company indirectly owned by DiChain Holdings Limited, and China Merchants DiChain (Asia) Limited have advanced $203,273 and $89,059 to the Company, respectively, since October 1, 2003. These advances have been made on an interest-free basis, with no fixed term or repayment date.

INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT

No executive officers, directors, employees or former executive officers and directors of the Company are indebted to the Company. None of the directors, executive officers or proposed nominees of the Company, nor any associate or affiliate of these individuals, is or has been indebted to the Company since October 1, 2003.


ITEM 8.  FINANCIAL INFORMATION.
================================================================================

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

DESCRIPTION                                                            PAGE

Audited Financial Statements for the Fifteen Months Ended
December 31, 2004, and the Year Ended September 30, 2003             F-1 to F-16


LEGAL PROCEEDINGS

The Company knows of no material, active or pending legal or arbitration proceedings against it; nor is the Company involved as a plaintiff in any material proceeding or pending litigation. There are no legal or arbitration proceedings (including governmental proceedings pending or known to be contemplated) which may have, or have had in the recent past, significant effects on the Company's financial position or profitability.

DIVIDEND POLICY

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future. Any decision to pay dividends on its common shares in the future will be made by the board of directors on the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.

SIGNIFICANT CHANGES

None.


ITEM 9.  THE OFFER AND LISTING.
================================================================================

PRICE HISTORY

The common stock has been trading on the Over-The-Counter Bulletin Board ("OTCBB") since June 9, 1998 under the following symbols:

     o   MNGD  - June 9, 1998 to March 1, 1999;
     o   CULE  - March 1, 1999 to February  22, 2001;
     o   ETDN  - February  22, 2001 to February  19,  2002;
     o   WREX  - February 19, 2002 to March 25, 2004;
     o   CPCL  - March 25, 2004 to August 26, 2004;  and
     o   CPICF - since August 26, 2004.

There have been no trading suspensions imposed by the OTCBB or any other regulatory authorities in the past three years.

The following table sets forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the OTCBB, and predecessor exchanges, for the periods indicated:

                          OTCBB STOCK TRADING ACTIVITY

                                                              SALES PRICE

YEAR ENDED                        VOLUME                  HIGH            LOW

December 31, 2004               4,633,887                $8.95         $0.0265
September 30, 2003*               936,022                $0.149         $0.02
September 30, 2002              3,645,100                $1.02          $0.10
September 30, 2001              6,107,200                $2.50          $0.02
September 30, 2000             40,835,000               $1.8438         $0.08
------------------
* Fifteen-months ended September 30, 2003

                                                              SALES PRICE

QUARTER ENDED                     VOLUME                  HIGH            LOW

June 30, 2005                     754,155                $0.15          $0.055
March 31, 2005                  1,576,396                $0.60          $0.10
December 31, 2004                 318,371                $3.90          $0.40
September 30, 2004                 57,303                $3.25          $1.27
June 30, 2004                      66,522                $6.75          $2.00
March 31, 2004                  4,191,691                $8.95          $0.0265
December 31, 2003                  36,422                $0.03          $0.025
September 30, 2003                 56,100                $0.05          $0.03
June 30, 2003                     195,700                $0.11          $0.026
March 31, 2003                    159,600                $0.04          $0.03
December 31, 2002                 488,200               $0.149          $0.02
September 30, 2002              1,019,300                $0.29          $0.10

                                                              SALES PRICE

MONTH ENDED                       VOLUME                  HIGH            LOW

June 30, 2005                     161,202               $0.095          $0.06
May 31, 2005                      148,700                $0.09          $0.055
April 30, 2005                    444,253                $0.15          $0.06
March 31, 2005                    287,294                $0.23          $0.13
February 28, 2005                 432,180                $0.25          $0.155
January 31, 2005                  856,922                $0.60          $0.10
December 31, 2004                 178,523                $1.40          $0.40
November 30, 2004                 118,163                $2.25          $1.30
October 31, 2004                   21,685                $3.90          $2.25
September 30, 2004                 24,850                $2.85          $1.27
August 31, 2004                     8,643                $1.95          $1.27
July 31, 2004                      23,810                $3.25          $1.90

These above quotations reflect inter-dealer prices without retail mark-up, markdown, or commissions and may not necessarily represent actual transactions.


ITEM 10.  ADDITIONAL INFORMATION.
================================================================================

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company is incorporated in the Territory of the British Virgin Islands under the International Business Companies Act, Cap. 291, IBC No. 569163. The Company's objects and purposes, found in paragraph 4 of the Memorandum of

Association, are general in nature and permit the Company to engage in any business, acts, or activities which are not prohibited under any law for the time being in force in the British Virgin Islands.

There are no provisions in the Company's Articles of Association that limit a director's power to vote on a matter in which he is materially interested, to vote compensation to himself or any other director in the absence of an independent quorum, or to vote on matters regarding borrowings by the Company. There are no retirement age requirements, and there are no shareholding requirements to qualify as a director.

The Company has only one class of stock: ordinary (or common) shares. The holders of ordinary shares do not have dividend rights, are entitled to one vote for each share held of record on all matters submitted to the stockholders, do not have rights to share in the Company's profits, have rights to share in any surplus in the event of liquidation, do not have redemption or sinking fund provisions, are not liable to further capital calls by the Company, and are not subject to any provisions discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

In order to change the rights of holders of any class of the Company's stock, the Memorandum of Association must be amended by a majority vote of the Company's shareholders and of the holders of any class of stock whose rights are changed.

Annual or special meetings of the Company's shareholders are called by the directors at any time or place of their choosing and must be called upon the written request of shareholders holding ten percent (10%) or more of the outstanding shares of the Company's common stock. At least seven days notice of a shareholders' meeting must be given. A shareholder may be represented at a meeting by a proxy who may speak and vote on behalf of the shareholder.

There are no limitations on the rights to own the Company's securities or the rights of non-residents or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or the Company's constituent documents.

There are no provisions in the Company's Memorandum or Articles of Association that would have an effect on delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

There are no provisions in the Company's Articles of Association governing an ownership threshold above which shareholder ownership must be disclosed.

With regard to the foregoing matters, the laws in the British Virgin Islands are not significantly different than those in the United States.

There are no conditions in the Memorandum and Articles of Association governing changes in the Company's capital or changes in the rights of holders of any class of its stock that are more stringent than is required by law.

MATERIAL CONTRACTS

The following are material contracts entered into by the Company during the two years preceding the date of this annual report:

1.       Share  Exchange  Agreement  with Langara  Group,  Inc. dated October 6,
         2003, relating to the sale of Langara Entertainment, Inc. by the Company for 25% of the then issued and outstanding stock of Langara Group, Inc.

2. Share Exchange Agreement with Fly.com, Inc. dated October 1, 2003, relating to the sale of EntertainMe.com, an e-commerce portal by the Company for 250,000 preferred shares of Fly.com, Inc..

3. Share Exchange Agreement with China Merchants DiChain Investment Holdings Limited dated February 13, 2004, relating to the acquisition of 100% of a company to be approved by the Company's board of directors in exchange for 45,000,000 post-reverse split shares of the Company's common stock.

4. Sale and Purchase Agreement in relation to the entire issued share capital of Sheung Tai Investments Limited dated May 24, 2004, which provided for the acquisition of Sheung Tai Investments Limited by the Company in exchange for 13,848,220 post-reverse split shares of the Company's common stock.

5. Agreement Dated January 19, 2005 Between Good Achieve Investments Limited, Profit Spring International Limited, Anmer Capital Limited, Dunkley International Limited, and Nation Express Limited (As Vendors); Han Hong Lu, Ma Leung, Alan Li, Chen Ming You, and Guo Jianjun (As Warrantors); China Pharmaceuticals International Corporation (As Purchaser); and Dichain Holdings Limited (As Guarantor), which provided for the sale of Sheung Tai Investments Limited back to the original owners thereof in exchange for the return of 13,848,220 post-reverse split shares of the Company's common stock.

EXCHANGE CONTROLS

The Company's business is conducted in and from Hong Kong and the People' Republic of China (the "PRC") in Hong Kong dollars and the PRC Renminbi. Periodic reports made to U.S. shareholders are expressed in U.S. dollars using the then-current exchange rates.

The PRC Government imposes foreign currency control in part through direct regulation of the conversion of Renminbi into foreign exchange and through foreign trade restrictions. The conversion of the Renminbi into U.S. dollars must be based on the People's Bank of China ("PBOC") Rate. The PBOC Rate is set based on the previous day's PRC interbank foreign exchange market rate and with reference to current exchange rates on the world financial markets. In line with the unification of the two exchange rates, the Renminbi was revalued at HK$1.00=RMB1.12 and US$1.00=RMB8.70 on January 3, 1994. Since revaluation, the exchange rate has fluctuated between a range of US$1.00 = RMB8.30 and US$1.00 = RMB8.70.

The Hong Kong dollar is freely convertible into the U.S. dollar. Since October 17, 1983, the Hong Kong dollar has been pegged to the U.S. dollar at HK$7.80 to US$1.00. The central element in the arrangements for the peg is an agreement between the Hong Kong government and the three Hong Kong banknote issuing banks, HSBC, Standard Chartered Bank and the Bank of China. Under the agreement, certificates of indebtedness, which are issued by the Hong Kong Government
Exchange Fund to the banknote issuing bank to be held as cover for their banknote issues, are issued and redeemed only against payment in U.S. dollars, at the fixed exchange rate of US$1.00 = HK$7.80. When the bank notes are withdrawn from circulation, the banknote issuing banks surrender the certificates of indebtedness to the Hong Kong Government Exchange Fund and are paid the equivalent of U.S. dollars at the fixed rate. Exchange rates between the Hong Kong dollar and other currencies are influenced by the linked rate between the U.S. dollar and the Hong Kong dollar.

The market exchange rate of the Hong Kong dollar against the U.S. dollar continues to be determined by the forces of supply and demand in the foreign exchange market. However, against the background of the fixed rate system which applies to the issue of Hong Kong currency in the form of bank notes, as described above, the market exchange rate has not deviated significantly from HK$7.80 to US$1.00. See "Selected Financial Data" in Item 3 of this annual report. The Hong Kong government has stated its intention to maintain the link at that rate. The Hong Kong government has stated that is has no intention of imposing exchange controls in Hong Kong and that the Hong Kong dollar will remain freely convertible into other currencies (including the U.S. dollar). The PRC and the United Kingdom agreed in 1984 pursuant to the Joint Declaration of the Government of the United Kingdom of Great Britain and Northern Ireland and the Government of the People's Republic of China on the Question of Hong Kong ("the Joint Declaration") that, after Hong Kong became a special administrative region of the PRC (the "SAR") on July 1, 1997, the Hong Kong dollar will continue to circulate and remain freely convertible. However, no assurance can be given that the SAR government will maintain the peg at HK$7.80 to US$1.00, if at all.

TAXATION

There are no British Virgin Islands ("BVI") governmental laws, decrees or regulations affecting the remittance of dividends or other payments to nonresident holders of the Company's securities. U.S. holders of the Company's securities are subject to no taxes or withholding provisions under existing BVI laws and regulations. By reason of the fact that the Company conducts no business within the BVI, there are no applicable reciprocal tax treaties between the BVI and the U.S. that would affect the preceding statement that there are no BVI taxes, including withholding provisions, to which U.S. security holders are subject under existing laws and regulations of the BVI.

DOCUMENTS ON DISPLAY

The constituent documents concerning the Company may be inspected at the offices of its U.S. counsel, Dill Dill Carr Stonbraker & Hutchings, P.C., 455 Sherman Street, Suite 300, Denver, Colorado 80203, Attn.: Fay M. Matsukage, Esq.

The Company's documents publicly filed with the Securities and Exchange Commission may also be viewed and inspected at the SEC's Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, DC 20549. Copies may also be obtained from the SEC at prescribed rates.


ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
================================================================================

Not applicable.


ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.
================================================================================

Not applicable.


                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
================================================================================

Not applicable.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
================================================================================

The Company has changed its domicile. See "Item 4. Information on the Company - History and Development of the Company", "Item 10. Additional Information - Memorandum and Articles of Association." These actions have affected the rights of the Company's common shareholders.


ITEM 15.  CONTROLS AND PROCEDURES
================================================================================

An evaluation was performed under the supervision and with the participation of the Company's management, including Dr. FAN Di and ZHOU Li Yang, the Company's Chief Executive Officer and Chief Financial Officer, respectively, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15 of the Securities Exchange Act of 1934 (the "Exchange Act") as of December 31, 2004. Based upon that evaluation, Dr. Fan and Mr. Zhou concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms.

During the fiscal year ended December 31, 2004, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16.  [RESERVED]
================================================================================

Not applicable.


ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.
================================================================================

The Board of Directors has determined that the Company has at least one member who is a financial expert, Mr. ZHOU Li Yang. Mr. ZHOU is not considered to be an "independent director" as that term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers.


ITEM 16B.  CODE OF ETHICS.
================================================================================

The Company has not yet adopted a code of ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions. Given the Company's current operations, management does not believe a code of ethics is necessary at this stage of the Company's development.


ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.
================================================================================

AUDIT FEES

For the fiscal years ended September 30, 2003 and December 31, 2004, the Company's principal accountant billed $40,500 and $40,000, respectively, for the audit of the Company's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

AUDIT-RELATED FEES

For the fiscal years ended September 30, 2003 and December 31, 2004, the Company's principal accountant billed $nil and $nil, respectively, for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees".

TAX FEES

For the fiscal years ended September 30, 2003 and December 31, 2004, the Company's principal accountant billed $5,000 and $nil, respectively, for tax compliance, tax advice, and tax planning services.

ALL OTHER FEES

For the fiscal years ended September 30, 2003 and December 31, 2004, the Company's principal accountant billed $nil and $nil, respectively, for products and services other than those set forth above.

PRE-APPROVAL POLICIES AND PROCEDURES

Prior to engaging the Company's accountants to perform a particular service, the Company's board of directors obtains an estimate for the service to be performed. The Company's board of directors reviews and pre-approves all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services provided by the Company's external auditors. The board of directors in accordance with procedures for the Company approved all of the services described above.

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the waiver in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

PRINCIPAL ACCOUNTANT SERVICES

To the best of the Company's knowledge, the percentage of hours expended on the Company's principal accountant's engagement to audit the Company's financial statements for the fiscal year ended December 31, 2004, that were attributed to work performed by persons other than the principal accountant's full-time permanent employees was less than fifty percent (50%).


ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
================================================================================

Not applicable.


ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.
================================================================================

Not applicable.


                                    PART III

ITEM 17.  FINANCIAL STATEMENTS.
================================================================================

Not applicable.


ITEM 18.  FINANCIAL STATEMENTS.
================================================================================

See page F-1 to F-16.


ITEM 19.  EXHIBITS.
================================================================================

EXHIBIT
NUMBER                             DESCRIPTION                            PAGE

  1.1        Memorandum and Articles of Association (1)                    N/A

  4.1        Share Exchange Agreement with Langara Group, Inc. (2)         N/A

  4.2        Share Exchange Agreement with Fly.com, Inc. for
             EntertainMe.com e-Commerce portal (2)                         N/A

  4.3        Share Exchange Agreement with China Merchants DiChain
             Investment Holdings Limited (2)                               N/A

  4.4        Sale and Purchase Agreement in relation to the entire
             issued share capital of Sheung Tai Investments Limited
             dated May 24, 2004 (3)                                        N/A

  4.5 Agreement Dated January 19, 2005 Between Good Achieve Investments Limited, Profit Spring International Limited, Anmer Capital Limited, Dunkley International Limited, and Nation Express Limited (As Vendors); Han Hong Lu, Ma Leung, Alan Li, Chen Ming You, and Guo Jianjun (As Warrantors); China Pharmaceuticals International Corporation (As

EXHIBIT
NUMBER                             DESCRIPTION                            PAGE

             Purchaser); and Dichain Holdings Limited (As Guarantor)

 12.1        Certification of Chief Executive Officer Pursuant to
             Rule 13a-14(a)

 12.2        Certification of Chief Financial Officer Pursuant to
             Rule 13a-14(a)

 13.1        Certification of Chief Executive Officer Pursuant to
             18 U.S.C. Section 1350

 13.2        Certification of Chief Financial Officer Pursuant to
             18 U.S.C. Section 1350

(1) Incorporated by reference to the exhibits to the registrant's definitive information statement filed July 20, 2004.
(2) Incorporated by reference to the exhibits to the registrant's annual report on Form 10-KSB for the fiscal year ended September 30, 2003.
(3) Incorporated by reference to the exhibits to the registrant's current report on Form 8-K dated May 24, 2004, filed May 27, 2004.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                       CHINA PHARMACEUTICALS INTERNATIONAL
                                       CORPORATION



Dated:  August 17, 2005                /S/ FAN DI
                                       -----------------------------------------
                                       FAN Di, Chief Executive Officer

BONGIOVANNI & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
                                                 17111 Kenton Drive, Suite 100-B
                                                 Cornelius, North Carolina 28031
================================================================================


To the Board of Directors and Stockholders:
China Pharmaceuticals International Corporation
Units 3207-8, 32/F.,
West Tower, Shun Tak Centre
168-200 Connaught Road Central, Hong Kong

We have audited the accompanying consolidated balance sheet of China Pharmaceuticals International Corporation (a British Virgin Islands corporation) and it's wholly owned subsidiary as of December 31, 2004 and the related consolidated statements of operations, stockholders' deficit, and cash flows for the fifteen months ended December 31, 2004 and the twelve months ended September 30, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the consolidated financial position of China Pharmaceuticals International Corporation and it's wholly owned subsidiary as of December 31, 2004, and the consolidated results of its operations and its cash flows for the fifteen months ended December 31, 2004 and the twelve months ended September 30, 2003 in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has suffered recurring losses, has negative working capital, has a stockholders' deficit, and has yet to generate an internal cash flow that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ BONGIOVANNI & ASSOCIATES

August 17, 2005

        CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION AND SUBSIDIARIES
                                  BALANCE SHEET
                                DECEMBER 31, 2004

                                     ASSETS

CURRENT ASSET
Investment                                                                      $             1,000
                                                                                --------------------

TOTAL ASSET                                                                     $             1,000
                                                                                ====================




                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
Other payables and accrued liabilities                                          $           419,464
Advances from related parties                                                               292,333
                                                                                --------------------

TOTAL LIABILITIES                                                                           711,797
                                                                                --------------------

STOCKHOLDERS' DEFICIT
Preferred stock, par value $0.0001 per share,
    1,000,000 shares authorized, zero issued and outstanding                                    -
Common stock, par value $0.0001 per share,
    50,000,000 shares authorized, 46,160,733 issued and outstanding                           4,616
Additional paid-in capital                                                                4,907,673
Retained Deficit                                                                         (5,623,086)
                                                                                --------------------

TOTAL STOCKHOLDERS' DEFICIT                                                                (710,797)
                                                                                --------------------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                                     $             1,000
                                                                                ====================

             See the accompanying notes to the financial statements

        CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION AND SUBSIDIARIES
                 STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
                 FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2004
                        AND YEAR ENDED SEPTEMBER 30, 2003


                                                                   2004                 2003
SALES                                                    $              -              1,517,822

COST OF SALES                                                           -              1,172,590
                                                         ------------------------------------------

GROSS PROFIT                                                            -                345,232
                                                         ------------------------------------------

OPERATING EXPENSES
General and administrative expenses                                (366,004)            (757,189)
Depreciation and amortization                                       (19,717)             (98,672)
Loss on disposal of subsidiaries                                   (257,727)                 -
Interest expense and Other income, net                                  -                 50,164
                                                         ------------------------------------------

TOTAL OPERATING EXPENSES                                           (643,448)            (805,697)
                                                         ------------------------------------------

NET LOSS                                                 $         (643,448)            (460,465)
                                                         ==========================================

OTHER COMPREHENSIVE (LOSS)
Write down due to impairment of goodwill                 $              -                (135,638)
                                                         ------------------------------------------
Foreign currency translation adjustment                              (7,772)              (26,953)
                                                         ------------------------------------------

COMPREHENSIVE (LOSS)                                     $         (651,220)             (623,056)
                                                         ==========================================


NET LOSS PER SHARE, BASIC AND DILUTED                    $           (0.023)               (0.979)
                                                         ==========================================

WEIGHTED AVERAGE COMMON SHARES
OUTSTANDING, BASIC AND DILUTED                                   28,249,500               636,514
                                                         ==========================================


             See the accompanying notes to the financial statements

        CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION AND SUBSIDIARIES
             STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2004 AND YEAR ENDED SEPTEMBER 30, 2003

                                                                                                                         Total
                                                      Common Stock        Additional                   Cumulative     Stockholders'
                                                                           Paid-in       Retained      Translation       Equity
                                                 Number        Amount      Capital        Deficit       Adjustment     (Deficit)

BALANCES
- SEPTEMBER 30, 2002                             260,733       $   26    $ 4,421,223    $(4,348,810)     $(34,725)    $     37,714

Issuance of shares for exchange
of note payable to stockholder                   500,000           50        199,950            -             -            200,000

Net loss for the year                                -            -              -         (623,056)          -           (623,056)

Foreign currency
translation adjustment                               -            -              -               -         26,953           26,953
                                         -------------------------------------------------------------------------------------------
BALANCES
- SEPTEMBER 30, 2003                             760,733       $   76    $ 4,621,173    $(4,971,866)     $ (7,772)    $   (358,389)
                                         ===========================================================================================

Foreign currency
translation adjustment                               -            -              -              -           7,772            7,772

Issuance of shares for
an investment                                 13,848,220        1,385           (385)           -             -              1,000

Issuance of shares for exchange
of related party payable to stockholder       31,151,780        3,115        286,885            -             -            290,000

Issuance of shares                               400,000           40            -              -             -                40

Net loss for the 15 months                           -            -              -         (651,220)          -           (651,220)
                                         -------------------------------------------------------------------------------------------

BALANCES
- DECEMBER 31, 2004                           46,160,733       $4,616    $ 4,907,673    $(5,623,086)     $    -       $   (710,797)
                                         ===========================================================================================

NOTE: The effects of a 20 for 1 reverse split in 2004 are retroactively applied above to all periods.

             See the accompanying notes to the financial statements

        CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION AND SUBSIDIARIES
                            STATEMENTS OF CASH FLOWS
FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2004 AND YEAR ENDED SEPTEMBER 30, 2003

                                                                                             2004                2003
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                                         $    (643,448)      $    (623,056)
    Adjustments to reconcile net loss to net cash
      provided by (used in) operating activities:
      Depreciation and amortization                                                         19,717              98,672
      Loss on disposal of subsidiaries                                                     257,727                 -
      Impairment to goodwill                                                                   -               135,638
      Cumulative translation adjustment                                                      7,772              26,953
    Changes in operating assets and liabilities:
      Accounts receivable                                                                      -                (7,496)
      Due from related parties                                                                 -               121,890
      Inventory                                                                                -               247,793
      Prepaid expenses and other current assets                                                -                 1,590
      Accounts payable and accrued liabilities                                              (1,044)            210,266
                                                                                     --------------      --------------
    Total adjustments                                                                      283,472             835,306
                                                                                     --------------      --------------

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                                       (359,976)            212,250
                                                                                     --------------      --------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of property and equipment                                                         -                (2,159)
                                                                                     --------------      --------------

NET CASH (USED IN) INVESTING ACTIVITIES                                                        -                (2,159)
                                                                                     --------------      --------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Repayment on note payable - stockholder                                                    -              (235,827)
    Repayment to related parties                                                          (166,134)                -
    Advances from related parties                                                          525,584                -
                                                                                     --------------      --------------

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                        359,450            (235,827)
                                                                                     --------------      --------------

NET DECREASE IN CASH                                                                          (526)            (25,736)

CASH AT BEGINNING OF PERIOD                                                                    526              26,262
                                                                                     --------------      --------------
CASH AT END OF PERIOD                                                                $         -                   526
                                                                                     ==============      ==============

Supplemental disclosures of non-cash investing and financing activities:

    During the quarter ended December 31, 2002,  the Company  issued  10,000,000 shares of common stock in exchange for a $200,000
    reduction to its note payable-stockholder                                        $         -         $     200,000
                                                                                     ==============      ==============

    During the quarter ended June 30, 2004, the Company issued 31,151,780 shares of common stock in exchange for a $290,000
    reduction to its related party payable to stockholder                            $     290,000       $         -
                                                                                     ==============      ==============

             See the accompanying notes to the financial statements
                                      F-5

CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND SEPTEMBER 30, 2003
================================================================================

--------------------------------------------------------------------------------
NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

         BASIS OF PRESENTATION

         The consolidated audited financial statements include the accounts of China Pharmaceuticals International Corporation and its subsidiary prepared under the accrual basis of accounting. All significant intercompany balances and transactions have been eliminated in consolidation.


         BUSINESS ACTIVITY

         China Pharmaceuticals International Corporation (the "Company") was incorporated on November 25, 2003 in the British Virgin Islands. On September 8, 2004, the Company merged with China Pharmaceuticals Corporation ("CPC") and the Company is the surviving company of the merger. CPC was incorporated on June 17, 1996 under the laws of the State of Colorado and changed its domicile in February 2001 to the State of Delaware. E-Trend Networks, Inc (E-Trend) and its subsidiary Langara Entertainment, Inc. a former subsidiary was spun off by way of a dividend distribution to the shareholders of record on April 22, 2004 and now operates independent of the Company. E-Trend was incorporated on April 29, 1999 under the laws of the State of Nevada and is an online "entertainment superstore", specializing in the sale of movies, music, and electronics. The Company at the completion of its recent reorganization, has changed its fiscal year end from September 30 to December 31.


         REVENUE RECOGNITION

         Revenues derived from product sales are recognized on delivery of the product. Wholesale sales are subject to potential returns by the customer; however any such returns can be passed back to the Company's supplier. Sales returns from retail customers are not significant. Revenue includes shipping charges billed to customers, which charges are based substantially on third-party shipping costs incurred.

         The Company derives revenues from providing consulting services to entities that are related by virtue of common control. The Company recognizes revenue from these services at such time the entity receiving the service has the ability to pay from funds generated from operations or received from independent sources and collection is reasonably assured. No revenue has been recognized for any period presented.

CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND SEPTEMBER 30, 2003
================================================================================
--------------------------------------------------------------------------------
NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
--------------------------------------------------------------------------------

         PROPERTY AND EQUIPMENT

         Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not extend the lives of the respective assets are charged to expense currently.

         Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

         DEPRECIATION AND AMORTIZATION

         Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements and property under capital leases is computed on a straight-line basis over the shorter of the estimated useful lives of the assets or the term of the lease. The range of useful lives is between 3 and 10 years.

         INCOME TAXES

         The Company accounts for income taxes according to Statement of Financial Accounting Standards No. 109, which requires a liability approach to calculating deferred income taxes. Under this method, the Company records deferred taxes based on temporary differences between the tax bases of the Company's assets and liabilities and their financial reporting bases. A valuation allowance is established when it is more likely than not that some or all of the deferred tax assets will not be realized.

         STOCK BASED COMPENSATION

         The Company accounts for stock-based compensation using the fair value method of Financial Accounting Standard No. 123. Shares issued for services rendered by a third party are recorded at the fair value of the shares issued or services rendered, whichever is more readily determinable. The Company accounts for options and warrantrs under the same authoritative guidance using the Black-Scholes Option Pricing Model

CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND SEPTEMBER 30, 2003
================================================================================
--------------------------------------------------------------------------------
NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
--------------------------------------------------------------------------------

         FAIR VALUE OF FINANCIAL INSTRUMENTS

         Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" requires that the Company disclose estimated fair values for its financial instruments. The following methods and assumptions were used by the Company in estimating the fair values of each class of financial instruments disclosed herein:

               CASH - The carrying amount approximates fair value because of the short maturity of those instruments.

               ADVANCES FROM RELATED PARTIES - The fair value of advances from related parties are determined by calculating the present value of the instruments using a current market rate of interest as compared to the stated rate of interest and giving effect for the right to offset with the note payable to stockholder in the event of non-performance. At December 31, 2004, the fair value approximates the carrying value.

         CONCENTRATION OF REVENUE

         No revenues were recorded for the fifteen months ended December 31, 2004 since there was no business activity in 2004. Revenues from VHQ Entertainment, Inc. ("VHQ"), a former shareholder, accounted for approximately 28% of total revenue for the year ended September 30, 2003.

         NET LOSS PER SHARE

         The Company applies Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (FAS 128) which requires dual presentation of net earnings (loss) per share: Basic and Diluted. Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares outstanding during the period adjusted for the effect of dilutive outstanding options and warrants. Outstanding stock options and warrants were not considered in the calculation of diluted net loss per share as their effect was anti-dilutive.

CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND SEPTEMBER 30, 2003
================================================================================
--------------------------------------------------------------------------------
NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
--------------------------------------------------------------------------------

         SEGMENT REPORTING

         The Company applies Financial Accounting Standards Boards ("FASB") statement No. 131, "Disclosure about Segments of an Enterprise and Related Information". Since there was no business activity in 2004, the Company determined that it did not have any material, separately reportable operating segments as of December 31, 2004. The Company considered its operations and determined that it operated in three operating segments for purposes of presenting financial information and evaluating performance in 2003. As such, the accompanying financial statements present information in a format that is consistent with the financial information used by management for internal use.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting period. Actual results could differ from those estimates.

         FOREIGN CURRENCY TRANSLATION

         The functional currency of the Company is the Hong Kong dollar. The functional currency of the former subsidiaries, E-Trend and Langara is the Canadian dollar. Accordingly all assets and liabilities are translated into United States ("US") dollars at the year-end exchange rate and revenues and expenses are translated at average exchange rates. Gains and losses arising from the translation of the financial statements of the Company are recorded in a "Cumulative Translation Adjustment" account in stockholders' equity.

         Transactions denominated in other than US dollars are translated at the exchange rate on the transaction date. Monetary assets and liabilities denominated in other than US dollars are translated at the exchange rate in effect on the balance sheet date. The resulting exchange gains and losses on these items are included in operations.

         CASH AND CASH EQUIVALENTS

         For purposes of the Statements of Cash Flows, the Company considers liquid investments with an original maturity of three months or less to be cash equivalents.

CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND SEPTEMBER 30, 2003
================================================================================
--------------------------------------------------------------------------------
NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
--------------------------------------------------------------------------------

         NEW ACCOUNTING PRONOUNCEMENTS

         In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantee, Including Indirect Guarantees or Indebtedness of Others", which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees that are entered into or modified after December 31, 2002.

         In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment to SFAS No. 123" ("SFAS No. 148"), which provides alternative methods of transition for companies voluntarily planning on implementing the fair value recognition provisions of SFAS No. 123. SFAS No. 148 also revises the disclosure provisions of SFAS No. 123 to require more prominent disclosure of the method of accounting for stock-based compensation, and requiring disclosure of pro forma net income and earnings per share as if the fair value recognition provisions of SFAS No. 123 had been applied from the original effective date of SFAS No. 123. The Company adopted the disclosure provisions of SFAS No. 148 for the quarters ending after December 15, 2002.

         In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 requires the consolidation of entities that cannot finance their activities without the support of other parties and that lack certain characteristics of a controlling interest, such as the ability to make decisions about the entity's activities via voting rights or similar rights. The entity that consolidates the variable interest entity is the primary beneficiary of the entity's activities. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and must be applied in the first period beginning after June 15, 2003 for entities in which an enterprise holds a variable interest entity that it acquired before February 1, 2003. The adoption of this standard did not have any impact on the Company's financial statements.

         In January 2003, the EITF released Issue No. 00-21, ("EITF 00-21"), "Revenue Arrangements with Multiple Deliveries", which addressed certain aspects of the accounting by a vendor for arrangement under which it will perform multiple revenue-generating activities. Specifically, EITF 00-21 addresses whether an arrangement contains more than one unit of accounting and the measurement and allocation to the separate units of accounting in the arrangement. EITF 00-21 is

CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND SEPTEMBER 30, 2003
================================================================================
--------------------------------------------------------------------------------
NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
--------------------------------------------------------------------------------

         NEW ACCOUNTING PRONOUNCEMENTS(CONT.)

         effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this standard did not have an impact on the Company's financial statements.

         In May 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this standard did not have any impact on its financial statements.

         In May 2003,  the FASB  issued SFAS No.  150,  "Accounting  for Certain
         Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires companies to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The standard did not impact the Company's financial statements.

         In December 2004, the FASB issued SFAS No. 123(R), "Accounting for Stock-Based Compensation". SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SGAS 123(R) requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS 123(R), only certain pro-forma disclosures of fair value were required. SFAS 123(R) shall be effective for the Company as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The adoption of this new accounting pronouncement is expected to have a material impact on the financial statements of the Company commencing with the third quarter of the year ending September 30, 2006. Small business issuers need not comply with the new standard until fiscal periods beginning after December 15, 2005. The Company already records the expense of employee stock options for annual and quarterly periods on fair value calculation according to SFAS No.123.

CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND SEPTEMBER 30, 2003
================================================================================
--------------------------------------------------------------------------------
NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
--------------------------------------------------------------------------------

         NEW ACCOUNTING PRONOUNCEMENTS(CONT.)

         In November 2004, the FASB issued SFAS No. 151, "Inventory Costs" (SFAS
         151). This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred in fiscal years beginning after June 15, 2005.

         In December 2003, the issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition," rescinded the accounting guidance contained in SAB No. 101, "Revenue Recognition in Financial Statements," and incorporated the body of previously issued guidance related to multiple-element revenue arrangements. The Company's adoption of SAB No. 104 did not have any impact on its consolidated financial statements.

         In March 2004, the FASB ratified EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" ("EITF 03-1"), but delayed the recognition and measurement provisions of EITF 03-1 in September 2004. For reporting periods beginning after June 14, 2004, only the disclosure requirements for available-for-sale securities and cost method investments are required. The Company's adoption of the requirements did not have a significant impact on the Company's consolidated disclosures.

         In July 2004, the FASB issued EITF Issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other than Common Stock" ("EITF 02-14"). EITF 02-14 requires application of the equity method of accounting when an investor is able to exert significant influence over operating and financial policies of an investee through ownership of common stock or in-substance common stock. EITF 02-14 is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 will not have a significant impact on the Company's consolidated financial statements.

CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND SEPTEMBER 30, 2003
================================================================================
--------------------------------------------------------------------------------
NOTE 2.  GOING CONCERN (LIQUIDITY AND CAPITAL RESOURCES)
--------------------------------------------------------------------------------

         The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates continuation of the Company as a going concern. Going concern assumes that the Company will continue in operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

         The Company has incurred substantial losses and negative cash flows from inception through December 31, 2004. In the absence of achieving positive cash flows from operations or obtaining additional debt or equity financing, the Company may have difficulty meeting obligations as they become due, and may be forced to discontinue operations.

--------------------------------------------------------------------------------
NOTE 3.  RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------

         RELATED PARTIES PAYABLE STOCKHOLDER

         China Technology Global Corporation, a company indirectly owned by DiChain Holdings Limited, and China Merchants DiChain (Asia) Limited ("China Merchants DiChain") have advanced $203,274 and $89,059 to the Company, respectively, since October 1, 2003. These advances have been made on an interest-free basis, with no fixed term or repayment date.

         On May 24, 2004, the Company issued 31,151,780 shares of common stock to China Merchants DiChain Investment Holdings Limited and its designees for approximately $290,000 in debt conversion and assumption of costs of the transaction.

         At September 30, 2003, the Company owed a total of $268,108 to eAngels EquiDebt Partners V ("eAngels"). The notes bear interest at 10% per year and are due on July 1, 2004. For the year ended September 30, 2003, interest expense related to these notes totaled $60,563. These notes are not required to be repaid to the extent that the advances due from related parties discussed below are not collected.

         On December 24, 2002, the Company issued 10,000,000 shares of common stock to eAngels in exchange for a $200,000 reduction to its note payable balance.

CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND SEPTEMBER 30, 2003
================================================================================
--------------------------------------------------------------------------------
NOTE 2.  RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------

         ACCOUNTS PAYABLE OFFICERS AND DIRECTORS

         At December 31, 2004, no executive officers, directors, employees or former executive officers and directors of the Company are indebted to the Company.

         SHARE OF BUSINESS OFFICES

         The Company shares the offices of China Merchants DiChain and is allocated HK$10,000 per month (US$1,287 as of August 15, 2005) as its pro rata share of the cost of the facility. There is no written agreement regarding this office sharing arrangement.

--------------------------------------------------------------------------------
NOTE 4.  BUSINESS SEGMENT INFORMATION
--------------------------------------------------------------------------------

         No business segment information has been provided for 2004, because there was no business activity of the Company in 2004.

         In 2003, principally all operations of Langara are conducted in Canada. Information about operating segments is as follows:

         September 30, 2003              Parent           E-Trend           Langara            Total
         ------------------------------------------------------------------------------------------------
         Revenues from external
            customers                $      5,887      $    300,772      $ 1,211,173      $  1,517,832
         Intersegment revenues            120,000                 -          240,633           360,633
         Segment loss               (     146,779)    (     361,157)    (    115,120)    (     623,056)
         ------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTE 5.  SUBSEQUENT EVENTS
--------------------------------------------------------------------------------

         Subsequent to year-end, the Company entered into an agreement dated January 19, 2005 between Good Achieve Investments Limited, Profit Spring International Limited, Anmer Capital Limited, Dunkley International Limited, and Nation Express Limited (As Vendors); Han Hong Lu, Ma Leung, Alan Li, Chen Ming You, and Guo Jianjun (As
         Warrantors); China Pharmaceuticals International Corporation (As Purchaser); and Dichain Holdings Limited (As Guarantor), which provided for the sale of Sheung Tai Investments Limited back to the original owners thereof in exchange for the return of 13,848,220 post-reverse split shares of the Company's common stock. The transaction from 2004 was officially rescinded and control never actually occurred.

CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND SEPTEMBER 30, 2003
================================================================================
--------------------------------------------------------------------------------
NOTE 6.  LEASE COMMITMENTS
--------------------------------------------------------------------------------

         The Company has no lease commitments at of December 31, 2004.

         The Company shares the offices of China Merchants DiChain and is allocated HK$10,000 per month (US$1,287 as of August 15, 2005) as its pro rata share of the cost of the facility. Rent expense for the year ended September 30, 2003 was $33,000.

--------------------------------------------------------------------------------
NOTE 7.  INCOME TAXES
--------------------------------------------------------------------------------

         The components of income taxes were as follows:

                                                                          2004                2003
         ----------------------------------------------------------------------------------------------
         Income Tax Benefit

         Income tax benefit at combined statutory rate
           of 42.62%                                                 $     263,050       $     246,800
         Change in Valuation Allowance                              (      263,050)     (      246,800)
         ----------------------------------------------------------------------------------------------

         Income Tax Benefit                                          $         -         $         -
         ==============================================================================================

         The income tax benefit for the years ended December 31, 2004 and September 30, 2003, differed from the combined federal and provincial statutory rates due principally to the increase in the deferred tax asset valuation allowance.

         Due to mainly operating losses and the inability to recognize an income tax benefit there from, there is no provision for current federal or state income taxes for the years ended December 31, 2004 and September 30, 2003.

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for federal and state income tax purposes.

         At December 31, 2004, the approximate deferred tax assets were as follows:

         Non-capital loss carryforwards                          $    1,928,050
         Capital assets                                                  45,000
         -----------------------------------------------------------------------
            Total deferred tax assets                                 1,973,050
            Less valuation allowance                            (     1,973,050)
         -----------------------------------------------------------------------
                                                                 $            -
         =======================================================================

CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND SEPTEMBER 30, 2003
================================================================================
--------------------------------------------------------------------------------
NOTE 8.  INVESTMENT
--------------------------------------------------------------------------------

         The Company's investment in Sheung Tai Investments Limited was originally recorded at $1,384, reflecting the 13,848,220 shares issued to acquire that company at $0.0001 per share. The Company later reduced this amount to $1,000 to reflect a write down to fair value of the transaction. See Note 5. Subsequent Events.


--------------------------------------------------------------------------------
NOTE 9.  STOCK OPTIONS
--------------------------------------------------------------------------------

         Upon the disposition of E-Trend Networks, Inc. in February 2004, all of the stock options that had been granted to its employees, officers, and directors were terminated. There have been no option grants during the fifteen months ended December 31, 2004 or year ended September 30, 2003.


--------------------------------------------------------------------------------
NOTE 10.          LOSS ON DISPOSAL OF SUBSIDIARIES
--------------------------------------------------------------------------------

         In October  2003,  E-Trend  Networks,  Inc.,  then a subsidiary  of the
         Company, disposed of its operating subsidiary and asset, Langara Entertainment, Inc. and EntertainMe.com, for equity stakes in Langara Group, Inc. and Fly.com, Inc. In February 2004, the Company spun out as a dividend to the shareholders on a 1-for-1 share basis shares of E-Trend Networks, Inc. As a result of these dispositions, the Company recognized a loss of $257,727.