Form 20-F
period 2005-12-31
CHINA PHARMACEUTICALS INTERNATIONAL CORP
filed 2006-08-17
CIK 1081823

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(Mark One)
[ ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                                       or

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
       FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

                                       or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
       For the transition period from _________ to  _________

                                       or

[ ] Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
       Date of event requiring this shell company report .  . . . . . . . .

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

         ROOM A, 22/F, NOBLE CENTER, 3RD FU ZHONG ROAD, FU TIAN DISTRICT
                  518026, SHEN ZHEN, GUANG DONG PROVINCE, CHINA
                    (Address of principal executive offices)

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

                79,758,837 COMMON SHARES AS OF DECEMBER 31, 2005

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[ ] Yes          [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. [ ] Yes [X] No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[ ] Yes     [X] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer [ ]  Accelerated filer [ ]   Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow. [ ] Item 17 [X] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). [X] Yes [ ] No

GENERAL INFORMATION:

UNLESS OTHERWISE INDICATED, ALL REFERENCES HEREIN ARE TO US DOLLARS.

FORWARD LOOKING STATEMENTS

The Company cautions readers regarding forward looking statements found in the following discussion and elsewhere in this annual report and in any other statement made by, or on the behalf of the Company, whether or not in future filings with the Securities and Exchange Commission ("SEC"). Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. See "Item 3. Key Information - Risk Factors." These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company. The Company disclaims any obligation to update forward looking statements.


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


ITEM 3.  KEY INFORMATION.
================================================================================

SELECTED FINANCIAL DATA

The selected financial data of the Company for the year ended December 31, 2005 and the fifteen months ended December 31, 2004, was derived from the consolidated financial statements of the Company which have been audited by Bongiovanni & Associates, as indicated in their report which is included elsewhere in this report. The selected financial data set forth for the years ended September 30, 2003, 2002, 2001 and 2000 is derived from the Company's audited consolidated financial statements, not included herein.

The information in the following table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects."

------------------------------------------------------------------------------------------------------------------------------
                                                                                   YEAR ENDED SEPTEMBER 30,
------------------------------------------------------------------------------------------------------------------------------
                                   YEAR ENDED       FIFTEEN
                                  DECEMBER 31,    MONTHS ENDED       2003            2002            2001            2000
                                      2005            2004
------------------------------------------------------------------------------------------------------------------------------
Revenues                           $         -    $         -     $ 1,517,822     $ 2,014,696     $ 2,139,804     $   665,075
------------------------------------------------------------------------------------------------------------------------------
Loss from operations               $  (714,335)   $  (715,438)    $  (699,856)    $(1,115,911)    $(2,211,204)    $  (811,156)
------------------------------------------------------------------------------------------------------------------------------
Loss from continuing operations    $  (714,335)   $  (715,438)    $  (699,856)    $(1,115,911)    $(2,211,204)    $  (811,156)
------------------------------------------------------------------------------------------------------------------------------
Net loss                           $  (714,335)   $  (715,438)    $  (699,856)    $(1,115,911)    $(2,211,204)    $  (811,156)
------------------------------------------------------------------------------------------------------------------------------
Comprehensive loss                 $  (714,335)   $  (723,210)    $  (726,809)    $(1,099,915)    $(2,211,204)    $  (811,156)
------------------------------------------------------------------------------------------------------------------------------
Net loss per share                 $    (0.015)   $    (0.026)    $    (1.142)    $     (4.22)    $     (8.94)    $   (294.17)
------------------------------------------------------------------------------------------------------------------------------
Total assets                       $         -    $     1,000     $   318,808     $   940,408     $ 1,465,659     $ 3,090,476
------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------
                                                                                   YEAR ENDED SEPTEMBER 30,
------------------------------------------------------------------------------------------------------------------------------
                                   YEAR ENDED       FIFTEEN
                                  DECEMBER 31,    MONTHS ENDED       2003            2002            2001            2000
                                      2005            2004
------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity (deficit)     $(1,082,485)   $  (886,540)    $  (358,389)    $    37,714     $   954,621     $ 2,814,075
------------------------------------------------------------------------------------------------------------------------------
Weighted average number of
Shares                              47,973,021     28,249,500         636,514         260,633         247,279           3,973
------------------------------------------------------------------------------------------------------------------------------
Dividends per share                $         -    $         -     $         -     $         -     $         -     $         -
------------------------------------------------------------------------------------------------------------------------------


RISK FACTORS

THE COMPANY HAS LIMITED FINANCIAL RESOURCES AND IF THE COMPANY IS UNABLE TO SECURE ADDITIONAL FUNDING AND/OR A BUSINESS OPPORTUNITY, THE COMPANY MAY FAIL.

As of December 31, 2005, the Company had no cash and a working capital deficit of $1,082,485. It currently has no business operations. Without additional funding and/or a business opportunity, the Company may not continue to exist. As a result, for the year ended December 31, 2005, the Company's auditors, in Note 2 of the Financial Statements, have noted that there is substantial doubt about the Company's ability to continue as a going concern. The Company's existence is dependent upon management funding operations and raising sufficient capital. At this point in time, it is impossible to state an amount of additional funding which the Company believes would remove the going concern opinion.

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

The trading volume of the Company's stock is low, thereby making the market price of the stock subject to wide fluctuations in price, which have not necessarily been related to the operating performance, underlying asset values or prospects of the company. In particular, the per share price of the Company's common shares fluctuated from a low of $0.02 to a high of $0.28 during the 12-month period ending June 30, 2006. Continued price fluctuations will have a significant impact on the Company's ability to complete equity financings.

CONFLICTS OF INTEREST MAY ARISE AMONG THE MEMBERS OF THE COMPANY'S BOARD OF DIRECTORS AND SUCH CONFLICTS MAY CAUSE THE COMPANY TO ENTER INTO TRANSACTIONS ON TERMS, WHICH ARE NOT BENEFICIAL TO THE COMPANY.

Several of the Company's directors are also directors, officers or shareholders of other companies. Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms that could place the Company in a worse position than if no conflict existed. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the INTERNATIONAL BUSINESS COMPANIES ACT (British Virgin Islands). The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director.

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

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its key officer, Dr. FAN Di, a director, and President, Chief Executive Officer and acting Chief Financial Officer of the Company. The loss of services of Dr. Fan could have a material adverse effect on the Company. The Company has not obtained key-man life insurance on any of its officers or directors. The Company's ability to recruit and retain highly qualified management personnel is critical to its success; if it is unable to do so this may materially affect the Company's financial performance.

THE COMPANY'S SHARES ARE SUBJECT TO THE SEC'S PENNY STOCK RULES, WHICH MAY RESTRICT THE ABILITY OF BROKERS TO SELL THE COMPANY'S COMMON STOCK AND MAY REDUCE THE SECONDARY MARKET FOR THE COMMON STOCK.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks." Generally, penny stocks are equity securities with a price of less than US $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). If the Company's shares are traded for less than US $5.00 per share, as they currently are, the shares will be subject to the SEC's penny stock rules unless (1) the Company's net tangible assets exceed US $5,000,000 during the Company's first three years of continuous operations or US $2,000,000 after the Company's first three years of continuous operations; or (2) the Company has had average revenue of at least US $6,000,000 for the last three years. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Since the Company's shares are traded for less than US $5.00 per share, the Company's common stock is subject to the penny stock rules. Therefore, the holders of the common stock may find it difficult to sell the common stock of the Company. These rules may restrict the ability of brokers to sell the common stock and may reduce the secondary market for the common stock. A limited secondary market may result in a decrease in the value of the shares and/or a partial or total loss of an investor's investment.

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

INVESTORS IN THE UNITED STATES MAY NOT BE ABLE TO ENFORCE THEIR CIVIL LIABILITIES AGAINST THE COMPANY OR ITS DIRECTORS AND OFFICERS.

It may be difficult to bring and enforce suits against the Company. The Company is a corporation domiciled in British Virgin Islands. None of the Company's directors and officers is a resident of the United States, and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for U.S. holders of the Company's common shares to effect service of process on these persons within the United States or to enforce judgments obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against the Company or its officers and directors. In addition, a shareholder should not assume that the courts outside the United States (i) would enforce judgments of U.S. courts obtained in actions against the Company, its officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company, its officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.


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

From March 1, 1999 to November 2000, the Company was able to generate only a minimal amount of revenues. Realizing that it was undercapitalized and unable to market its services properly, the Company searched for another business opportunity. On February 21, 2001, the Company acquired all of the issued and outstanding capital stock of E-Trend Networks, Inc., a Nevada corporation, in exchange solely for approximately 92% of its common stock. The Company changed its name to E-Trend Networks, Inc., changed its domicile to Delaware, and effected a 1-for-100 reverse split of its issued and outstanding shares of common stock. On December 26, 2001, an agreement was reached whereby a new organization and management team led by eAngels Equity, LLC would acquire controlling interest in E-Trend Networks, Inc. Effective February 19, 2002, the Company changed its name to Wilmington Rexford, Inc. Prior to the fourth calendar quarter of 2003, the Company operated an online retail website www.EntertainMe.com and through its fulfillment and distribution subsidiary, Langara Entertainment, it offered distribution and fulfillment services to both traditional retail and online merchants.

In October 2003, the Company entered into agreements to exchange its 100% ownership in Langara Entertainment, Inc. and EntertainMe.com for equity stakes in Langara Group, Inc. and Fly.com, Inc.

On February 13, 2004, the Company entered into an agreement with China Merchants DiChain Investment Holdings Limited, pursuant to which the Company spun out shares of its wholly owned subsidiary, E-Trend Networks, Inc. as a dividend to the shareholders on a 1 for 1 share basis. The agreement provided for the acquisition of a company to be identified by China Merchants DiChain Investment Holdings Limited and a 1-for-20 reverse stock split. The reverse stock split and the change of the Company's name to China Pharmaceuticals Corporation were effected March 25, 2004. The distribution of Langara Entertainment, Inc., E-Trend Networks, Inc. and the discontinued operations of Wilmington Rexford, Inc. qualified for treatment as discontinued operations in accordance with FASB Statement No. 144 ("SFAS No. 144"), Accounting for the Impairment or Disposal of Long-Lived Assets. Because the operating results of Langara Entertainment, Inc., E-Trend Networks, Inc. and the discontinued operations of Wilmington Rexford, Inc. represent 100% of operations of the Company, they were included in results from continuing operations.

On May 24, 2004, the Company closed its acquisition of 87.475% of Zhejiang University Pharmaceutical Co., Ltd., a Sino-foreign equity joint venture ("Zheda Pharmacy"), pursuant to the terms of an agreement dated as of May 24, 2004 with the owners of Sheung Tai Investments Limited. The Company issued 13,848,220 shares of its common stock to the owners of Sheung Tai Investments Limited for 100% ownership of that entity. Sheung Tai Investments Limited owned 87.475% of Zheda Pharmacy.

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

The Company's registered agent is Equity Trust (BVI) Ltd, Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands. Its principal business office has been located at Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China since October 1, 2005. The telephone number is 86.755. 3398 3366 and the facsimile number is
86.755.3398 3368. The Company does not have a registered agent in the United States.

On September 21, 2005, the Company issued a total of 45,200,000 shares of its common stock to six buyers. As of the date of this filing, the buyers have not settled the subscription money and $452,000 is still owed to the Company. It is uncertain whether the Company will be able to collect the subscription money. As a result, management has recorded an allowance for doubtful stock subscriptions receivable of $452,000 to reflect this uncertainty. Pursuant to its Articles of Association, the Company may, upon written notice to the six buyers, treat the unpaid for shares as cancelled shares, but has not opted to do so as of the date of this filing. Furthermore, pursuant to the subscription agreements, the Company accrued interest on the Subscription Receivable at the rate of Hong Kong Prime plus 2% from September 28, 2005 through December 31, 2005, for a total of $11,350. However, in estimating uncollectible accounts, management recorded an allowance for doubtful accounts of $11,350.

BUSINESS OVERVIEW

For the financial years ended September 30, 2002 and 2003, the Company operated an online entertainment media retail website www.EntertainMe.com and through its fulfillment and distribution subsidiary, Langara Entertainment, it offered distribution and fulfillment services to both traditional retail and online merchants. Since October 2003, the Company has not engaged in business activities. As of the time of this filing, the Company has not created a plan for future operations.

ORGANIZATIONAL STRUCTURE

As of the date of this annual report, the Company has no subsidiaries.

PROPERTY, PLANTS AND EQUIPMENT

The Company's corporate office was located at Unit 3611, 36/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong from January 1, 2005 to September 30, 2005. The Company shared this office space with China Merchants DiChain and its portion of the monthly lease costs was HK$10,0000 (US$1,282 at August 15, 2005). There was no written agreement regarding this office sharing arrangement.

Since October 1, 2005, the Company has maintained a corporate office located at Room A, F/22, Noble Center, 3rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China. The Company shares the offices of DC Capital Management, Inc. and is allocated HK$13,400 (US$1,718 as of October 1,
2005) as its pro rata share of the cost of the facility.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
================================================================================

The following discussion of the results of operations of the Company for the year ended December 31, 2005 and the fifteen months ended December 31, 2004 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

From February 21, 2001 to October 2003, the Company operated an online entertainment media retail website www.EntertainMe.com and through its fulfillment and distribution subsidiary, Langara Entertainment, offered distribution and fulfillment services to both traditional retail and online merchants. In October 2003, the Company entered into agreements to exchange its 100% ownership in Langara Entertainment, Inc. and EntertainMe.com for an equity stakes in Langara Group, Inc. and Fly.com, Inc.

On February 13, 2004, the Company entered into an agreement with China Merchants DiChain Investment Holdings Limited, pursuant to which the Company spun out shares of its wholly owned subsidiary, E-Trend Networks, Inc. as a dividend to the shareholders on a 1 for 1 share basis. The agreement provided for the acquisition of a company to be identified by China Merchants DiChain Investment Holdings Limited and a 1-for-20 reverse stock split. The reverse stock split and the change of the Company's name to China Pharmaceuticals Corporation were effected March 25, 2004.

On February 20, 2004, the Company changed its fiscal year end to December 31.

For the year ended December 31, 2005, the Company's auditors, in Note 2 of the Financial Statements, have noted that there is substantial doubt about the Company's ability to continue as a going concern. The Company's existence is dependent upon management funding operations and raising sufficient capital. At this point in time it is impossible to state an amount of additional funding which the Company believes would remove the going concern opinion.

OPERATING RESULTS

Retained deficit at October 1, 2003 has been restated to reflect an unrecorded note payable of $100,000 and interest expense of $3,753. Had the errors not been made, net loss for the year ended September 30, 2003 would have increased by $103,753. Basic and diluted net loss per share would have increased by ($0.003) to ($0.026).

Retained deficit at January 1, 2004 has been restated to reflect the aggregate of the unrecorded note payable and interest expense from the year ended September 30, 2003, of interest expense of $50,045, legal expenses of $17,511, consulting expenses of $2,000, and promotion expenses of $1,046, foreign currency exchange adjustments of $1,010, other expenses of $279 and travel expenses of $99. Had the errors not been made, a net loss for the fifteen months ended December 31, 2004 would have increased by $71,990. Basic and fully diluted net loss per share for the same period would have increased by ($0.163) to ($1.142).

YEAR ENDED DECEMBER 31, 2005 COMPARED TO THE FIFTEEN MONTHS ENDED DECEMBER 31, 2004

The Company did not have any business operations during the twelve months ended December 31, 2005. Despite the disposition of these business operations, the Company continued to incur general and administrative expenses to maintain the Company's existence as a reporting company with the Securities and Exchange Commission whose stock is traded on the OTC Bulletin Board. In addition, legal expenses were incurred in connection with the issuance to shares to six independent companies on September 21, 2005. Total operating expenses and net loss were each $714,335 for the year ended December 31, 2005 versus $715,438 for the fifteen months ended December 31, 2004.

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

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2005 and December 2004, respectively, the Company had no cash. The Company used cash of $126,347 for operating activities. Cash was provided by advances from related parties in the same amount. In comparison, operating activities used cash of $382,196 for the year ended December 31, 2004.

The Company anticipates spending approximately $150,000 during fiscal 2006 for administrative and other operating expenditures. The Company intends to obtain advances from related parties to fund these expenditures; however, it is uncertain that the Company will be able to obtain sufficient financing to cover its administrative and operating expenditures.

As of December 31, 2005, the Company owed a total of $100,000 on a note payable. The note bears interest at 10% per year and is in default. For the year ended December 31, 2005 and fifteen months ended December 31, 2004, accrued interest was $26,274 and $16,274, respectively. The Company has disputed their liability for this debt.

There are no material commitments for capital expenditures during fiscal 2006. Other than the inter company advances from China Technology Global Corporation, China Merchants DiChain (Asia) Limited, DiChain Holdings Ltd and DC Capital Management, Inc. which have been made on an interest-free basis, with no fixed term or repayment date, there is no debt owed by the Company.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
================================================================================

DIRECTORS AND SENIOR MANAGEMENT

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this annual report, are as follows:

--------------------------------------------------------------------------------------------------------------------
NAME                                     POSITION WITH THE COMPANY            TERM OF OFFICE (FOR EACH OFFICE HELD)
--------------------------------------------------------------------------------------------------------------------
FAN Di                                   Chief Executive Officer              July 2004 to present
                                         President
                                         Acting Chief Financial Officer       August 2006 to present
                                         Director                             February 2004 to present
--------------------------------------------------------------------------------------------------------------------
LI Xinggui                               Director                             August 2005 to present
--------------------------------------------------------------------------------------------------------------------
TAI Ching Nam                            Executive Vice President             August 2005 to present
--------------------------------------------------------------------------------------------------------------------
FU Li                                    Assistant President                  August 2005 to present
                                         Corporate Secretary                  July 2006 to present
--------------------------------------------------------------------------------------------------------------------

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

Set forth below are brief descriptions of recent employment and business experience of the Company's officers and directors, each of whom devotes on average approximately 15 hours per week to the business of the Company.

DR. FAN DI

Since July 2004, Dr. Fan has served as the Company's President and Chief Executive Officer. He has been a Director since February 2004. Dr. Fan assumed the role of acting Chief Financial Officer in August 2006. Dr. Fan is responsible for overseeing the Company's strategic development. Since April 2003, Dr. Fan has served as the Chairman, Chief Executive Officer and an Executive Director of China Technology Global Corporation, a British Virgin Islands corporation whose stock is traded on the OTC Bulletin Board and registered under the Securities Exchange Act of 1934. Since April 2002, Dr. Fan has served as the Chairman and Chief Executive Officer of China Merchants DiChain (Asia) Limited, a company listed on the Stock Exchange of Hong Kong, Limited. From December 1999 to April 2002, he served as an Executive Director and Chief Financial Officer of China Merchants Group. Dr. Fan has substantial experience in financial management and business management. He holds a Ph.D. in Business Administration from the University of Southern California.

MR. LI XINGGUI

Since August 2005, Mr. Li has served as a Director of the Company. Since December 2000, Mr. Li has worked for China Merchants DiChain Group, which is the ultimate controlling shareholder of the Company, as the Executive Director and President. Prior to joining DICHAIN, Mr. Li was executive vice president of S-T Anda, the first modern logistics company in China serving Fortune Global 500 companies in China. He also served as Director of Enterprise Management at China Merchants Group. He has extensive operation management experience in China. Mr. Li has a Master's Degree in Economics from Sichuan University of China.

TAI CHING NAM

Since August 2005, Mr. Tai has served as Executive Vice President of the Company. Since August 2001, Mr. Tai has worked in China Merchants DiChain Group, which is the ultimate controlling shareholder of the Company. His previously experiences include: Senior Manager of China Merchants Group Research Department & Reform Center, Project Manager of China Merchants Group joint project with McKinsey & Company in corporate strategy development and transformation. Mr. Tai has a Master Degree of Business Economics from Chinese University of Hong Kong.

FU LI

Since August 2005, Ms. Fu has served as Assistant President of the Company. Ms. Fu has worked for China Merchants DiChain Group, which is the ultimate controlling shareholder of the Company since October, 2002. Since July 2006, she has served as the secretary of the Company, and she also served as the secretary of China Technology Global Corporation since July 2006. She obtained a Bachelors Degree and Masters Degree from the Foreign Language Institute of Newport University.

COMPENSATION

During the fiscal year ended December 31, 2005, the directors and officers of the Company, as a group, had received or charged the Company a total of $44,229 for services rendered by the directors and officers or companies owned by the individuals. No amounts were set aside or accrued by the Company to provide pension, retirement or similar benefits.

EMPLOYEES

The Company shared the office staff of China Merchants DiChain (Asia) Ltd. from January 2005 to September 2005, and allocated HK$35,000 per month (US$4,478 as of August 15, 2005) as its pro rata share of the cost. There was no written agreement regarding this staff sharing arrangement.

The Company shared the office staff of DC Capital Management, Inc. from October 2005 to December 2005, and allocated HK$10,000 per month (US$1,282 as of October 1, 2005) as its pro rata share of the cost. There was no written agreement regarding this office sharing arrangement.

As at December 31, 2005, the Company had no full-time employees in the area of management and administration.

SHARE OWNERSHIP

The following table sets forth certain information regarding ownership of the Company's common shares by the Company's officers and directors as of July 31, 2006.

                                                             SHARES AND RIGHTS BENEFICIALLY
TITLE OF CLASS        NAME AND ADDRESS OF OWNER                OWNED OR CONTROLLED (1)<F1>     PERCENT OF CLASS (1)<F1>

Common Stock          FAN Di (2)<F2>                                   20,772,330                   26.04%

                      Room A, F/22, Noble Center, 3 rd Fu
                      Zhong Road, Fu Tian District, Shen
                      Zhen, 518026, Guang Dong Province, P.
                      R. China

Common Stock          LI Xinggui                                           -0-                        0%

                      Room A, F/22,  Noble  Center,  3 rd Fu
                      Zhong  Road,  Fu Tian  District,  Shen
                      Zhen, 518026, Guang Dong Province,  P.
                      R. China

Common Stock          TAI Ching Nam                                        -0-                        0%

                      Room A, F/22,  Noble  Center,  3 rd Fu
                      Zhong  Road,  Fu Tian  District,  Shen
                      Zhen, 518026, Guang Dong Province,  P.
                      R. China

Common Stock          FU Li                                                -0-                        0%

                      Room A, F/22,  Noble  Center,  3 rd Fu
                      Zhong  Road,  Fu Tian  District,  Shen
                      Zhen, 518026, Guang Dong Province,  P.
                      R. China

-------------------------

(1)<F1> Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from July 31, 2006, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 79,758,837 shares of common stock outstanding as of July 31, 2006.

(2)<F2> These shares are held of record by China Merchants DiChain Investment Holdings Limited. As Dr. FAN is a director of China Merchants DiChain Investment Holdings Limited and a director of the sole controlling shareholder of China Merchants DiChain Investment Holdings Limited, he is deemed to be the beneficial owner of these shares.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
================================================================================

PRINCIPAL HOLDERS OF VOTING SECURITIES

The following table sets forth certain information regarding ownership of the Company's common shares by the beneficial owners of 5% or more of each class of the Company's voting securities as of July 31, 2006.

                                                             SHARES AND RIGHTS BENEFICIALLY
TITLE OF CLASS           NAME AND ADDRESS OF OWNER             OWNED OR CONTROLLED (1)<F1>     PERCENT OF CLASS (1)<F1>

Common Stock          China Merchants DiChain Investment               20,772,330                   26.04%
                      Holdings Limited (2)<F2>

                      Room A, F/22, Noble Center, 3 rd Fu
                      Zhong Road, Fu Tian District, Shen
                      Zhen, 518026, Guang Dong Province, P.
                      R. China

Common Stock          Dr. FAN Di (2)<F2>                               20,772,330                   26.04%
                      Room A, F/22, Noble Center, 3 rd Fu
                      Zhong Road, Fu Tian District, Shen
                      Zhen, 518026, Guang Dong Province, P.
                      R. China

Common Stock          Sino Castle Holdings Ltd                          7,500,000                    9.40%
                      R2908, 29/F, Guo Ji Ming Yuan, You Yi
                      Road, Luo Hu District, Shen Zhen
                      Province, 518000, Guang Dong
                      Province, P. R. China

Common Stock          Mart Burkit Limited                               7,500,000                    9.40%
                      R2908, 29/F, Guo Ji Ming Yuan, You Yi
                      Road, Luo Hu District, Shen Zhen
                      Province, 518000, Guang Dong
                      Province, P. R. China

Common Stock          Rich Gush Limited                                 7,500,000                    9.40%

                      R2908, 29/F, Guo Ji Ming Yuan, You Yi
                      Road, Luo Hu District, Shen Zhen
                      Province, 518000, Guang Dong
                      Province, P. R. China

Common Stock          Mart Express Limited                              7,500,000                    9.40%

                      R2908, 29/F, Guo Ji Ming Yuan, You Yi
                      Road, Luo Hu District, Shen Zhen
                      Province, 518000, Guang Dong
                      Province, P. R. China




                                                             SHARES AND RIGHTS BENEFICIALLY
TITLE OF CLASS           NAME AND ADDRESS OF OWNER             OWNED OR CONTROLLED (1)<F1>     PERCENT OF CLASS (1)<F1>
Common Stock          Fivestar International Limited                    7,700,000                    9.65%

                      R2908, 29/F, Guo Ji Ming Yuan, You Yi
                      Road, Luo Hu District, Shen Zhen
                      Province, 518000, Guang Dong
                      Province, P. R. China

Common Stock          Global China Enterprises Limited                  7,500,000                    9.40%

                      R2908, 29/F, Guo Ji Ming Yuan, You Yi
                      Road, Luo Hu District, Shen Zhen
                      Province, 518000, Guang Dong
                      Province, P. R. China
---------------------

(1)<F1> Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from July 31, 2006, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 79,758,837 shares of common stock outstanding as of July 31, 2006.

(2)<F2> These shares are held of record by China Merchants DiChain Investment Holdings Limited. As Dr. FAN is a director of China Merchants DiChain Investment Holdings Limited and a director of the sole controlling shareholder of China Merchants DiChain Investment Holdings Limited, he is deemed to be the beneficial owner of these shares.

CONTROL BY FOREIGN GOVERNMENT OR OTHER PERSONS

As of July 31, 2006, the Company was 26.04% indirectly owned by DiChain Holdings Limited, an investment holding company located in Hong Kong. None of the Company's common shareholders has different voting rights than any of the Company's other common shareholders.

CHANGES IN SHAREHOLDINGS

On September 21, 2005, the Company issued a total of 45,200,000 shares of its common stock at US$0.01 to six companies. As a result, China Merchants DiChain Investment Holdings Limited's shareholding has been diluted to 26.04% from 64.3%.

CHANGE OF CONTROL

As of the date of this annual report, there are no arrangements known to the Company that may at a subsequent date result in a change of control of the Company

UNITED STATES SHAREHOLDERS

As of July 31, 2006, there were 79 registered holders of the Company's common shares in the United States, with combined holdings of 6,823,109 shares, representing 8.55% of the issued shares of the Company. In addition, CEDE & Co held 4,119,919 shares of record, representing 5.17% of the issued shares of the Company. The Company does not know how many beneficial shareholders it has in the United States, but management believes there are less than 300 such shareholders.

RELATED PARTY TRANSACTIONS

Other than as disclosed below, for the period from January 1, 2005 through December 31, 2005, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or
(d) or over which such a person is able to exercise significant influence.

The Company's corporate office is located at Room A, F/22, Noble Center, 3rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China. The Company shared the offices of China Merchants DiChain (Asia) Ltd from January 2005 to September 2005, and was allocated HK$10,000 per month (US$1,282 as of August 15, 2005) as its pro rata share of the cost of the facility. There was no written agreement regarding this office sharing arrangement.

The Company shared the offices of DC Capital Management, Inc. from October 2005 to December 2005, and was allocated HK$13,400 per month (US$1,718 as of October 1, 2005) as its pro rata share of the cost of the facility. There was no written agreement regarding this office sharing arrangement.

The Company shared the office staff of China Merchants DiChain (Asia) Ltd. from January 2005 to September 2005, and allocated HK$35,000 per month (US$4,478 as of August 15, 2005) as its pro rata share of the cost. There was no written agreement regarding this staff sharing arrangement.

The Company shared the office staff of DC Capital Management, Inc. from October 2005 to December 2005, and allocated HK$10,000 per month (US$1,282 as of October 1, 2005) as its pro rata share of the cost. There was no written agreement regarding this staff sharing arrangement.

China Technology Global Corporation, a company indirectly owned by DiChain Holdings Limited, and China Merchants DiChain (Asia) Limited ("China Merchants DiChain") have advanced $205,708 and $87,059 to the Company, respectively, since October 1, 2003. These advances have been made on an interest-free basis, with no fixed term or repayment date.

DiChain Holdings Limited and DC Capital Management, Inc., companies sharing mutual ownership with the Company, have advanced $26,790 and $9,000 to the Company, respectively, since January 1, 2005. These advances have been made on an interest-free basis, with no fixed term or repayment date.

On May 24, 2004, the Company issued 31,151,780 shares of common stock to China Merchants DiChain Investment Holdings Limited and its designees for approximately $290,000 in debt conversion and assumption of costs of the transaction.

INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT

No executive officers, directors, employees or former executive officers and directors of the Company are indebted to the Company. No directors, executive officer or proposed nominee of neither the Company, nor any associate or affiliate of these individuals, is or has been indebted to the Company since January 1, 2005.

ITEM 8.  FINANCIAL INFORMATION.
================================================================================

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

DESCRIPTION                                                          PAGE

Audited Financial Statements for the Year Ended
December 31, 2005, and the Fifteen Months Ended December 31, 2004    F-1 to F-19

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

The following table sets forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the OTCBB, and predecessor exchanges, for the periods indicated:

OTCBB STOCK TRADING ACTIVITY

                                                          SALES PRICE
YEAR ENDED                         VOLUME             HIGH           LOW

December 31, 2005                7,157,335            $0.60         $0.02
December 31, 2004                4,633,887            $8.95         $0.03
September 30, 2003*                936,022            $0.15         $0.02
September 30, 2002               3,645,100            $1.02         $0.10
September 30, 2001               6,107,200            $2.50         $0.02
September 30, 2000              40,835,000            $1.84         $0.08
------------------
*  Fifteen-months ended September 30, 2003

                                                          SALES PRICE
QUARTER ENDED                      VOLUME             HIGH           LOW

June 30, 2006                      554,245            $0.17         $0.08
March 31, 2006                   3,493,082            $0.28         $0.02
December 31, 2005                  767,783            $0.05         $0.02
September 30, 2005               4,059,001            $0.15         $0.02

                                                          SALES PRICE
QUARTER ENDED                      VOLUME             HIGH           LOW

June 30, 2005                      754,155            $0.15         $0.06
March 31, 2005                   1,576,396            $0.60         $0.10
December 31, 2004                  318,371            $3.90         $0.40
September 30, 2004                  57,303            $3.25         $1.27
June 30, 2004                       66,522            $6.75         $2.00
March 31, 2004                   4,191,691            $8.95         $0.03
December 31, 2003                   36,422            $0.03         $0.03
September 30, 2003                  56,100            $0.05         $0.03
June 30, 2003                      195,700            $0.11         $0.03
March 31, 2003                     159,600            $0.04         $0.03
December 31, 2002                  488,200            $0.15         $0.02
September 30, 2002               1,019,300            $0.29         $0.10

                                                          SALES PRICE
MONTH ENDED                        VOLUME             HIGH           LOW

July 31, 2006                       26,750            $0.11         $0.06
June 30, 2006                       61,385            $0.11         $0.08
May 31, 2006                       301,086            $0.16         $0.11
April 30, 2006                     191,774            $0.17         $0.12
March 31, 2006                   3,206,101            $0.28         $0.03
February 28, 2006                   98,829            $0.04         $0.03
January 31, 2006                   188,152            $0.04         $0.02
December 31, 2005                  121,775            $0.05         $0.02
November 30, 2005                  382,235            $0.04         $0.02
October 31, 2005                   263,773            $0.04         $0.02
September 30, 2005               3,520,496            $0.08         $0.02
August 31, 2005                    524,905            $0.15         $0.03
July 31, 2005                       13,600            $0.10         $0.05

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

2. Sale and Purchase Agreement in relation to the entire issued share capital of Sheung Tai Investments Limited dated May 24, 2004, which provided for the acquisition of Sheung Tai Investments Limited by the Company in exchange for 13,848,220 post-reverse split shares of the Company's common stock.

3. Agreement dated January 19, 2005 Between Good Achieve Investments Limited, Profit Spring International Limited, Anmer Capital Limited, Dunkley International Limited, and Nation Express Limited (As Vendors); Han Hong Lu, Ma Leung, Alan Li, Chen Ming You, and Guo Jianjun (As Warrantors); China Pharmaceuticals International Corporation (As Purchaser); and DiChain Holdings Limited (As Guarantor), which provided for the sale of Sheung Tai Investments Limited back to the original owners thereof in exchange for the return of 13,848,220 post-reverse split shares of the Company's common stock.

4. Subscription Agreement dated September 21, 2005 between the Company and Global China Enterprises Limited for 7,500,000 shares of the Company.

5. Subscription Agreement dated September 21, 2005 between the Company and Fivestar International Limited for 7,700,000 shares of the Company.

6. Subscription Agreement dated September 21, 2005 between the Company and Mart Express Limited for 7,500,000 shares of the Company.

7. Subscription Agreement dated September 21, 2005 between the Company and Rich Gush Limited for 7,500,000 shares of the Company.

8. Subscription Agreement dated September 21, 2005 between the Company and Mart Burkit Limited for 7,500,000 shares of the Company.

9. Subscription Agreement dated September 21, 2005 between the Company and Sino Castle Holdings Limited for 7,500,000 shares of the Company.

EXCHANGE CONTROLS

The Company's business is conducted in and from Hong Kong and the People' Republic of China (the "PRC") in Hong Kong dollars and the PRC Renminbi. Periodic reports made to U.S. shareholders are expressed in U.S. dollars using the then-current exchange rates.

The PRC Government imposes foreign currency control in part through direct regulation of the conversion of Renminbi into foreign exchange and through foreign trade restrictions. The conversion of the Renminbi into U.S. dollars must be based on the People's Bank of China ("PBOC") Rate. The PBOC Rate is set based on the previous day's PRC interbank foreign exchange market rate and with reference to current exchange rates on the world financial markets. In line with the unification of the two exchange rates, the Renminbi was revalued at HK$1.00=RMB1.12 and US$1.00=RMB8.70 on January 3, 1994. Since revaluation, the exchange rate has fluctuated between a range of US$1.00 = RMB7.90 and US$1.00 = RMB8.70.

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

The Company changed its domicile effective August 26, 2004. See "Item 4. Information on the Company - History and Development of the Company", and "Item
10. Additional Information - Memorandum and Articles of Association." These actions have affected the rights of the Company's common shareholders.


ITEM 15.  CONTROLS AND PROCEDURES
================================================================================

An evaluation was performed under the supervision and with the participation of the Company's management, including Dr. FAN Di, the Company's Chief Executive Officer and acting Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15 of the Securities Exchange Act of 1934 (the "Exchange Act") as of December 31, 2005. Based upon that evaluation, Dr. Fan concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms.

During the fiscal year ended December 31, 2005, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16.  [RESERVED]
================================================================================

Not applicable.


ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.
================================================================================

The Board of Directors has determined that the Company has at least one member who is a financial expert, Dr. Fan Di. Dr. Fan is not considered to be an "independent director" as that term is defined in Rule 4200(a) (15) of the National Association of Securities Dealers.


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


ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.
================================================================================

AUDIT FEES

For the fiscal years ended December 31, 2004 and December 31, 2005, the Company's principal accountant billed $40,000 and $23,500, respectively, for the audit of the Company's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

AUDIT-RELATED FEES

For the fiscal years ended December 31, 2004 and December 31, 2005, the Company's principal accountant billed $nil and $nil, respectively, for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees".

TAX FEES

For the fiscal years ended December 31, 2004 and December 31, 2005, the Company's principal accountant billed $nil and $nil, respectively, for tax compliance, tax advice, and tax planning services.

ALL OTHER FEES

For the fiscal years ended December 31, 2004 and December 31, 2005, the Company's principal accountant billed $nil and $nil, respectively, for products and services other than those set forth above.

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

PRINCIPAL ACCOUNTANT SERVICES

To the best of the Company's knowledge, the percentage of hours expended on the Company's principal accountant's engagement to audit the Company's financial statements for the fiscal year ended December 31, 2005, that were attributed to work performed by persons other than the principal accountant's full-time permanent employees was less than fifty percent (50%).


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


ITEM 18.  FINANCIAL STATEMENTS.
================================================================================

See pages F-1 to F-19.


ITEM 19.  EXHIBITS.
================================================================================

 EXHIBIT NUMBER                      DESCRIPTION

      1.1        Memorandum and Articles of Association (1)

      4.1        Share Exchange Agreement with Langara Group, Inc. (2)

      4.2 Share Exchange Agreement with Fly.com, Inc. for EntertainMe.com e-Commerce portal (2)

      4.3 Share Exchange Agreement with China Merchants DiChain Investment Holdings Limited (2)

      4.4 Sale and Purchase Agreement in relation to the entire issued share capital of Sheung Tai Investments Limited dated May 24, 2004 (3)

      4.5 Form of Subscription Agreements dated September 21, 2005 between the Company and each of Global China Enterprises Limited, Fivestar International Limited, Mart Express Limited, Rich Gush Limited, Mart Burkit Limited and Sino Castle Holdings Limited.

     12.1 Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Rule 13a-14(a)

 EXHIBIT NUMBER                      DESCRIPTION

     13.1 Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350

--------------------
(1) Incorporated by reference to the exhibits to the registrant's definitive information statement filed July 20, 2004.
(2) Incorporated by reference to the exhibits to the registrant's annual report on Form 10-KSB for the fiscal year ended September 30, 2003.
(3) Incorporated by reference to the exhibits to the registrant's current report on Form 8-K dated May 24, 2004, filed May 27, 2004.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                   CHINA PHARMACEUTICALS INTERNATIONAL
                                   CORPORATION



Dated:  August 17, 2006            /s/ FAN DI
                                   ---------------------------------------------
                                   FAN Di
                                   Chief Executive Officer and Acting Chief
                                   Financial Officer

BONGIOVANNI & ASSOCIATES, P.A.
                                                17111 KENTON DRIVE - SUITE 100-B
                                                 CORNELIUS, NORTH CAROLINA 28031

================================================================================
PHONE (704) 892-8733



             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Board of Directors and Stockholders:
China Pharmaceuticals International Corporation
Units 3207-8, 32/F
West Tower, Shun Tak Centre
168-200 Connaught Road Central, Hong Kong

We have audited the accompanying consolidated balance sheets of China Pharmaceuticals International Corporation (a British Virgin Islands corporation) as of December 31, 2004 and December 31, 2005 and the related consolidated statements of operations and comprehensive loss, changes in stockholders' deficit, and cash flows for the year ended September 30, 2003, the fifteen months ended December 31, 2004 and the year ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of China Pharmaceuticals International Corporation as of December 31, 2004 and December 31, 2005, and the results of its operations and its cash flows for the year ended September 30, 2003, the fifteen months ended December 31, 2004 and the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has suffered recurring losses and has yet to generate an internal cash flow that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ BONGIOVANNI & ASSOCIATES, P.A.


Cornelius, NC
July 7, 2006

                 CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION
                                 BALANCE SHEETS

                                     ASSETS
                                                                                             December 31,
                                                                                --------------------------------------
                                                                                       2004                2005
                                                                                ------------------  ------------------
CURRENT ASSETS                                                                  $               -   $               -
                                                                                ------------------  ------------------
Investment                                                                                  1,000                   -
                                                                                ------------------  ------------------

TOTAL ASSETS                                                                    $           1,000   $               -
                                                                                ==================  ==================

                     LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
Other payables and accrued liabilities                                          $         475,262   $         543,860
Advances from related parties                                                             312,278             438,625
Note payable                                                                              100,000             100,000
                                                                                ------------------  ------------------

TOTAL LIABILITIES                                                                         887,540           1,082,485
                                                                                ------------------  ------------------

STOCKHOLDERS' DEFICIT
Paid-in Capital, no par value, 500,000,000 shares authorized
   46,160,733 and 79,758,837 shares issued and outstanding                              4,912,289           5,430,679
Stock subscriptions receivable                                                                  -            (452,000)
Allowance for doubtful stock subscriptions receivable                                           -             452,000
Retained deficit                                                                       (5,798,829)         (6,513,164)
                                                                                ------------------  ------------------

TOTAL STOCKHOLDERS' DEFICIT                                                              (886,540)         (1,082,485)
                                                                                ------------------  ------------------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                                     $           1,000   $               -
                                                                                ==================  ==================


              See accompanying notes to the financial statements.

                 CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION
                 STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
  FOR THE YEAR ENDED SEPTEMBER 30, 2003, FIFTEEN MONTHS ENDED DECEMBER 31, 2004
                      AND THE YEAR ENDED DECEMBER 31, 2005

                                                                    2003             2004              2005
                                                             -----------------------------------------------------
SALES                                                        $    1,517,822     $            -     $            -

COST OF SALES                                                     1,172,590                  -                  -
                                                             ---------------    ---------------    ---------------

GROSS PROFIT                                                        345,232                  -                  -
                                                             ---------------    ---------------    ---------------

OPERATING EXPENSES
General and administrative expenses                                (857,189)          (387,949)          (214,804)
Bad debts                                                                 -                  -           (463,350)
Depreciation and amortization                                       (98,672)           (19,717)                 -
Impairment of goodwill                                             (135,638)                 -                  -
Loss on disposal of subsidiaries                                          -           (257,727)                 -
                                                             ---------------    ---------------    ---------------

TOTAL OPERATING EXPENSES                                         (1,091,499)          (665,393)          (678,154)
                                                             ---------------    ---------------    ---------------

INCOME FROM CONTINUING OPERATIONS                                  (746,267)          (665,393)          (678,154)

Interest and other (expense) income, net                             46,411            (50,045)           (36,181)
                                                             ---------------    ---------------    ---------------

NET LOSS                                                     $     (699,856)    $     (715,438)    $     (714,335)
                                                             ===============    ===============    ===============

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment                      $      (26,953)    $       (7,772)    $            -
                                                             ---------------    ---------------    ---------------

COMPREHENSIVE LOSS                                           $     (726,809)    $     (723,210)    $     (714,335)
                                                             ===============    ===============    ===============

NET LOSS PER SHARE, BASIC AND DILUTED                        $       (1.142)    $       (0.026)    $       (0.015)
                                                             ===============    ===============    ===============

WEIGHTED AVERAGE COMMON SHARES
OUTSTANDING, BASIC AND DILUTED                                      636,514         28,249,500         47,973,021
                                                             ===============    ===============    ===============


              See accompanying notes to the financial statements.

                 CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION
                STATEMENTS OF CHANGES IN STOCKHOLDERS' (DEFICIT)
  FOR THE YEAR ENDED SEPTEMBER 30, 2003, FIFTEEN MONTHS ENDED DECEMBER 31, 2004
                      AND THE YEAR ENDED DECEMBER 31, 2005

                                                                                Allowance
                                                                                   for                                     Total
                                                                                 Doubtful                                  Stock-
                                                                   Stock        Stock Sub-                 Cumulative     holders'
                                    Common Stock     Paid-in    Supscriptions   scriptions    Retained     Translation     Equity
                                       Number        Capital     Receivable     Receivable     Deficit      Adjustment    (Deficit)
BALANCES
- SEPTEMBER 30, 2002                    260,733   $ 4,421,249   $          -    $       -    $(4,348,810)  $  (34,725)  $    37,714

Issuance of shares for exchange         500,000       200,000              -            -              -            -       200,000
of note payable to stockholder

Net loss for the year                         -             -              -            -       (726,809)           -      (726,809)

Foreign currency translation
adjustment                                    -             -              -            -              -       26,953        26,953
                                   -------------------------------------------------------------------------------------------------

- SEPTEMBER 30, 2003                    760,733   $ 4,621,249   $          -    $       -    $(5,075,619)  $   (7,772)  $  (462,142)
                                   =================================================================================================

Foreign currency translation
adjustment                                    -             -                                          -        7,772         7,772

Issuance of shares for an
investment                           13,848,220         1,000              -            -              -            -         1,000

Issuance of shares for exchange
of related party payable to
stockholder                          31,151,780       290,000              -            -              -            -       290,000

Issuance of shares                      400,000            40                                          -            -            40

Net loss for the fifteen months               -             -              -            -       (723,210)           -      (723,210)
                                   -------------------------------------------------------------------------------------------------

BALANCES
- DECEMBER 31, 2004                  46,160,733   $ 4,912,289   $          -    $       -    $(5,798,829)  $        -   $  (886,540)
                                   =================================================================================================

Cancellation of shares on March
4, 2005                             (13,848,220)       (1,000)             -            -              -            -        (1,000)

Issuance of shares for payment
of consulting services                2,246,324        67,390              -            -              -            -        67,390

Common stock issued for stock        45,200,000       452,000       (452,000)     452,000              -            -       452,000

Net loss for the year                         -             -              -            -       (714,335)           -      (714,335)

BALANCES
                                   -------------------------------------------------------------------------------------------------
- DECEMBER 31, 2005                  79,758,837   $ 5,430,679   $   (452,000)   $ 452,000    $(6,513,164)  $        -   $(1,082,485)
                                   =================================================================================================


              See accompanying notes to the financial statements.

                 CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION
                            STATEMENTS OF CASH FLOWS
  FOR THE YEAR ENDED DECEMBER 31, 2003, FIFTEEN MONTHS ENDED DECEMBER 31, 2004
                      AND THE YEAR ENDED DECEMBER 31, 2005

                                                                           2003                2004               2005
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                       $      (726,809)  $        (723,210)  $       (714,335)
    Adjustments to reconcile net loss to net cash used in
    operating activities:
      Depreciation and amortization                                         98,672              19,717                  -
      Bad debt                                                                   -                   -            463,350
      Interest income                                                            -                   -            (11,350)
      Loss on disposal of subsidiaries                                           -             257,727                  -
      Issuance of common shares for consulting services rendered                 -                   -             67,390
      Impairment to goodwill                                               135,638                   -                  -
      Cumulative translation adjustment                                     26,953               7,772                  -
    Changes in operating assets and liabilities:
      Accounts receivable                                                   (7,496)                  -                  -
      Due from related parties                                             121,890                   -                  -
      Inventory                                                            247,793                   -                  -
      Prepaid expenses and other current assets                              1,590                   -                  -
      Accounts payable and accrued liabilities                             214,019              55,798             68,598
                                                                   ----------------  ------------------  -----------------
    Total adjustments                                                      839,059             341,014            587,988
                                                                   ----------------  ------------------  -----------------

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                        112,250            (382,196)          (126,347)
                                                                   ----------------  ------------------  -----------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of property and equipment                                      (2,159)                  -                  -
                                                                   ----------------  ------------------  -----------------

NET CASH (USED IN) INVESTING ACTIVITIES                                     (2,159)                  -                  -
                                                                   ----------------  ------------------  -----------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from notes payable                                            100,000                   -                  -
    Repayment on note payable - stockholder                               (235,827)                  -                  -
    Repayment to related parties                                                 -            (163,859)                 -
    Advances from related parties                                                -             545,529            126,347
                                                                   ----------------  ------------------  -----------------

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                       (135,827)            381,670            126,347
                                                                   ----------------  ------------------  -----------------

NET DECREASE IN CASH                                                       (25,736)               (526)                 -

CASH AT BEGINNING OF PERIOD                                                 26,262                 526                  -
                                                                   ----------------  ------------------  -----------------

CASH AT END OF PERIOD                                              $           526   $               -   $              -
                                                                   ================  ==================  =================

SUPPLEMENTAL DISCLOSURE OF
NON-CASH FINANCING ACTIVITIES:
    Common stock issued for note payable-stockholder               $       200,000   $               -   $              -
                                                                   ================  ==================  =================
    Common stock issued for related party payable                  $             -   $         290,000   $              -
                                                                   ================  ==================  =================
    Common stock issued for stock subscriptions receivable         $             -   $               -   $        452,000
                                                                   ================  ==================  =================
    Common stock cancelled for reversal of investment              $             -   $               -   $          1,000
                                                                   ================  ==================  =================

              See accompanying notes to the financial statements.

CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION
NOTES TO AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND DECEMBER 31, 2004
================================================================================

--------------------------------------------------------------------------------
NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

         BASIS OF PRESENTATION

         The audited financial statements include the accounts of China Pharmaceuticals International Corporation and its subsidiary prepared under the accrual basis of accounting. All significant intercompany balances and transactions have been eliminated in consolidation.

         BUSINESS ACTIVITY

         China Pharmaceuticals International Corporation (the "Company") was incorporated on November 25, 2003 in the British Virgin Islands. On September 8, 2004, the Company merged with China Pharmaceuticals Corporation ("CPC") and the Company is the surviving company of the merger. CPC was incorporated on June 17, 1996 under the laws of the State of Colorado and changed its domicile in February 2001 to the State of Delaware. E-Trend Networks, Inc. (E-Trend) and its subsidiary Langara Entertainment, Inc. a former subsidiary was spun off by way of a dividend distribution to the shareholders of record on April 22, 2004 and now operates independent of the Company. This distribution has been accounted for as Discontinued Operations. (See NOTE 10. DISCONTINUED OPERATIONS.) E-Trend was incorporated on April 29, 1999 under the laws of the State of Nevada and is an online "entertainment superstore", specializing in the sale of movies, music, and electronics. The Company, at the completion of its recent reorganization, has changed its fiscal year end from September 30 to December 31.

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

CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION
NOTES TO AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND DECEMBER 31, 2004
================================================================================

--------------------------------------------------------------------------------
NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
--------------------------------------------------------------------------------

         ACCOUNT RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

         The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of trade accounts receivable. It is reasonably possible the Company's estimate of the allowance for doubtful accounts will change. For the period ended December 31, 2005 and 2004, accounts receivable of $11,350 and $0 are presented net of an allowance for doubtful accounts of $11,350 and $0, respectively.

         PROPERTY AND EQUIPMENT

         Property and equipment is recorded at cost. For the periods ended December 31, 2005 and 2004, all property and equipment has been fully depreciated. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not extend the lives of the respective assets are charged to expense currently.

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

CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION
NOTES TO AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND DECEMBER 31, 2004
================================================================================

--------------------------------------------------------------------------------
NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
--------------------------------------------------------------------------------

         STOCK BASED COMPENSATION

         The Company accounts for stock-based compensation using the fair value method of Financial Accounting Standard No. 123R. Shares issued for services rendered by a third party are recorded at the fair value of the shares issued or services rendered, whichever is more readily determinable. The Company accounts for options and warrants under the same authoritative guidance using the Black-Scholes Option Pricing Model. The Company issued 2,246,324 shares of Common Stock, valued at $67,390, to a consultant in payment for consulting services performed during the period ended December 31, 2005. See NOTE 3. RELATED PARTY TRANSACTIONS and NOTE 4. INVESTMENT for a discussion of shares issued for the conversion of debt and for investment.

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

             ADVANCES DUE FROM RELATED PARTIES - The fair value of advances from related parties are determined by calculating the present value of the instruments using a current market rate of interest as compared to the stated rate of interest and giving effect for the right to offset with the note payable to stockholder in the event of non-performance. At December 31, 2005, the fair value approximates the carrying value.

         CONCENTRATION OF REVENUE

         No revenues were recorded for the year ended December 31, 2005 since there was no business activity in 2005. No revenues were recorded for fifteen months ended December 31, 2004 since there was no business activity in 2004.

CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION
NOTES TO AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND DECEMBER 31, 2004
================================================================================

--------------------------------------------------------------------------------
NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
--------------------------------------------------------------------------------

         NET LOSS PER SHARE

         The Company applies Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (FAS 128) which requires dual presentation of net earnings (loss) per share: Basic and Diluted. Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares outstanding during the period adjusted for the effect of dilutive outstanding options and warrants. Outstanding stock options and warrants were not considered in the calculation of diluted net loss per share, as their effect was anti-dilutive.

         The Company made adjustments to two prior reporting periods in this report (See NOTE 9. PRIOR PERIOD ADJUSTMENT for more information). The effect of these changes was to increase net loss by $103,753 and $71,990 for the periods ended September 30, 2003 and December 31, 2004, respectively. As a result of this adjustment, basic and diluted loss per share increased to ($1.142) and ($0.026) for the periods ended September 30, 2003 and December 31, 2004, respectively. The financial statements for these periods have been retroactively restated for the change, which resulted in the increased net loss per share. Retained deficit has been adjusted for the effect of retroactive application of the prior period adjustment.

         SEGMENT REPORTING

         The Company applies Financial Accounting Standards Boards ("FASB") statement No. 131, "Disclosure about Segments of an Enterprise and Related Information". Since there was no business activity in 2005 and 2004, the Company determined that it did not have any material, separately reportable operating segments as of December 31, 2005 and December 31, 2004. As such, the accompanying financial statements present information in a format that is consistent with the financial information used by management for internal use.

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

CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION
NOTES TO AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND DECEMBER 31, 2004
================================================================================

--------------------------------------------------------------------------------
NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
--------------------------------------------------------------------------------


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

         NEW ACCOUNTING PRONOUNCEMENTS

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

CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION
NOTES TO AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND DECEMBER 31, 2004
================================================================================

--------------------------------------------------------------------------------
NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
--------------------------------------------------------------------------------

         NEW ACCOUNTING PRONOUNCEMENTS (CONT.)

         In November 2004, the FASB issued SFAS No. 151, "Inventory Costs" (SFAS
         151). This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred in fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a significant impact on its financial statements.

         In December 2003, the issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition," rescinded the accounting guidance contained in SAB No. 101, "Revenue Recognition in Financial Statements," and incorporated the body of previously issued guidance related to multiple-element revenue arrangements. The Company's adoption of SAB No. 104 did not have any impact on its financial statements.

         In March 2004, the FASB ratified EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" ("EITF 03-1"), but delayed the recognition and measurement provisions of EITF 03-1 in September 2004. For reporting periods beginning after June 14, 2004, only the disclosure requirements for available-for-sale securities and cost method investments are required. The Company's adoption of the requirements did not have a significant impact on the Company's disclosures.

         In July 2004, the FASB issued EITF Issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other than Common Stock" ("EITF 02-14"). EITF 02-14 requires application of the equity method of accounting when an investor is able to exert significant influence over operating and financial policies of an investee through ownership of common stock or in-substance common stock. EITF 02-14 is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 will not have a significant impact on the Company's financial statements.

CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION
NOTES TO AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND DECEMBER 31, 2004
================================================================================

--------------------------------------------------------------------------------
NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
--------------------------------------------------------------------------------

         NEW ACCOUNTING PRONOUNCEMENTS (CONT.)

         In February 2006, FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments." SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of the Company's first fiscal year that begins after September 15, 2006. Management believes that this statement will not have a significant impact on the Company's financial statements.

         In March 2006 FASB issued SFAS No. 156 "Accounting for Servicing of Financial Assets" this Statement amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement:

         1. Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract.

         2. Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.

         3. Permits an entity to choose `Amortization method' or Fair value measurement method' for each class of separately recognized servicing assets and servicing liabilities.

         4. At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under SFAS No. 115, provided that the

CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION
NOTES TO AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND DECEMBER 31, 2004
================================================================================

--------------------------------------------------------------------------------
NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
--------------------------------------------------------------------------------

         NEW ACCOUNTING PRONOUNCEMENTS (CONT.)

         available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value.

         5. Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities.

         This Statement is effective as of the beginning of the Company's first fiscal year that begins after September 15, 2006. Management believes that this statement will not have a significant impact on the Company's financial statements.


--------------------------------------------------------------------------------
NOTE 2.  GOING CONCERN (LIQUIDITY AND CAPITAL RESOURCES)
--------------------------------------------------------------------------------

         The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates continuation of the Company as a going concern. Going concern assumes that the Company will continue in operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

         The Company has incurred substantial losses and negative cash flows from inception through December 31, 2005. In the absence of achieving positive cash flows from operations or obtaining additional debt or equity financing, the Company may have difficulty meeting obligations as they become due, and may be forced to discontinue operations.

--------------------------------------------------------------------------------
NOTE 3.  RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------

         RELATED PARTIES PAYABLE STOCKHOLDER

         China Technology Global Corporation, a company indirectly owned by DiChain Holdings Limited, and China Merchants DiChain (Asia) Limited ("China Merchants DiChain") have advanced $205,708 and $87,059 to the Company, respectively, since October 1, 2003. These advances have been made on an interest-free basis, with no fixed term or repayment date.

         DiChain Holdings Limited and DC Capital Management, Inc., companies sharing mutual ownership with the Company, have advanced $26,790 and $9,000 to the

CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION
NOTES TO AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND DECEMBER 31, 2004
================================================================================

--------------------------------------------------------------------------------
NOTE 3.  RELATED PARTY TRANSACTIONS (CONTINUED)
--------------------------------------------------------------------------------

         RELATED PARTIES PAYABLE STOCKHOLDER (CONT.)

         Company, respectively, since January 1, 2005. These advances have been made on an interest-free basis, with no fixed term or repayment date.

         On May 24, 2004, the Company issued 31,151,780 shares of common stock to China Merchants DiChain Investment Holdings Limited and its designees for approximately $290,000 in debt conversion and assumption of costs of the transaction.

         ACCOUNTS PAYABLE OFFICERS AND DIRECTORS

         At December 31, 2005 and 2004, no executive officers, directors, employees or former executive officers and directors of the Company are indebted to the Company.

         SHARE OF BUSINESS OFFICES

         The Company shared the offices of China Merchants DiChain (Asia) Ltd. from January 2005 to September 2005, and was allocated HK$10,000 per month (US$1,282 as of August 15, 2005) as its pro rata share of the cost of the facility. There was no written agreement regarding this office sharing arrangement.

         The Company shared the offices of DC Capital Management, Inc. from October 2005 to December 2005, and was allocated HK$13,400 per month (US$1,718 as of October 1, 2005) as its pro rata share of the cost of the facility. There was no written agreement regarding this office sharing arrangement.

         SHARE OF OFFICE STAFF

         The Company shared the office staff of China Merchants DiChain (Asia) Ltd. from January 2005 to September 2005, and was allocated HK$35,000 per month (US$4,478 as of August 15, 2005) as its pro rata share of the cost. There was no written agreement regarding this staff sharing arrangement.

         The Company shared the offices staff of DC Capital Management, Inc. from October 2005 to December 2005, and was allocated HK$10,000 per month (US$1,282 as of October 1, 2005) as its pro rata share of the cost. There was no written agreement regarding this office sharing arrangement.

CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION
NOTES TO AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND DECEMBER 31, 2004
================================================================================

--------------------------------------------------------------------------------
NOTE 4.  INVESTMENT
--------------------------------------------------------------------------------

         The Company's investment in Sheung Tai Investments Limited was originally recorded at $1,385, reflecting the 13,848,220 shares issued to acquire that company at $0.0001 per share. The Company later reduced this amount to $1,000 to reflect a write down to fair value of the transaction.

         On January 19, 2005, the Company entered into an agreement between Good Achieve Investments Limited, Profit Spring International Limited, Anmer Capital Limited, Dunkley International Limited, and Nation Express Limited (As Vendors); Han Hong Lu, Ma Leung, Alan Li, Chen Ming You, and Guo Jianjun (As Warrantors); China Pharmaceuticals International Corporation (As Purchaser); and Dichain Holdings Limited (As Guarantor), which provided for the sale of Sheung Tai Investments Limited back to the original owners thereof in exchange for the return of 13,848,220 post-reverse split shares of the Company's common stock. The transaction from 2004 was officially rescinded and control never actually occurred.


--------------------------------------------------------------------------------
NOTE 5.  CONTINGENCIES
--------------------------------------------------------------------------------

         As of December 31, 2005, the Company owed a total of $375,244 to eAngels EquiDebt Partners ("eAngels"). The balance due bears interest at 10% per year. For the year ended December 31, 2005 and fifteen months ended December 31, 2004, accrued interest was $75,049 and the $37,524, respectively. The Company has disputed their liability for this debt.

         As of December 31, 2005, the Company owed a total of $100,000 on a note payable. The note bears interest at 10% per year and is in default. For the year ended December 31, 2005 and fifteen months ended December 31, 2004, accrued interest was $26,274 and $16,274, respectively. The Company has disputed their liability for this debt.

         As of December 31, 2005, the Company owed a total of $2,000 for consulting services provided by FutureVest, Inc. The Company has disputed their liability for this amount.

         As of December 31, 2005, the Company owed a total of $24,000 for consulting services provided by Alexis Global, Inc. The Company has disputed their liability for this amount.

--------------------------------------------------------------------------------
NOTE 6.  NOTES PAYABLE
--------------------------------------------------------------------------------

         The Company has issued an unsecured note payable in the amount of $100,000 which bears interest of 10% with a maturity date of May 16, 2004. As of December 31, 2005 and 2004, the outstanding balance on the note is $100,000 with accrued interest of $26,274 and $16,274, respectively.

CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION
NOTES TO AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND DECEMBER 31, 2004
================================================================================

--------------------------------------------------------------------------------
NOTE 7.  STOCK SUBSCRIPTIONS RECEIVABLE
--------------------------------------------------------------------------------

         The Company issued 45,200,000 shares on September 21, 2005 at $0.01 per share as follows:

                     COMPANY                         SHARES            US$
         ---------------------------------        -----------       ---------

         Global China Enterprises Limited           7,500,000          75,000
         Fivestar International Limited             7,700,000          77,000
         Mart Express Limited                       7,500,000          75,000
         Rich Gush Limited                          7,500,000          75,000
         Mart Burkit Limited                        7,500,000          75,000
         Sino Castle Holdings Limited               7,500,000          75,000
                                                  -----------       ----------
         TOTAL                                     45,200,000         452,000

         As of December 31, 2005, the investing companies have not paid the subscription amount of $452,000. Pursuant to its Articles of Incorporation, the Company may, upon written notice to these investing companies, treat the unpaid shares as canceled shares, but has opted not to do so as of December 31, 2005. Furthermore, pursuant to the subscription agreements the Company accrued interest on the Subscription Receivable at the rate of Hong Kong Prime plus 2% from September 28, 2005 through December 31, 2005, or a total of $11,350. However, in estimating uncollectible accounts, management recorded an allowance for doubtful accounts of $11,350.


--------------------------------------------------------------------------------
NOTE 8.  INCOME TAXES
--------------------------------------------------------------------------------

         The components of income taxes were as follows:


                                                          2005          2004
         =======================================================================

         Income Tax Benefit

         Income tax benefit at combined statutory
           rate of 42.62%                              $  111,807    $  263,050
         Change in Valuation Allowance                (   111,807)  (   263,050)
         -----------------------------------------------------------------------

         Income Tax Benefit                            $        -    $        -
         =======================================================================

         The income tax benefit for the year ended December 31, 2005 and fifteen months ended December 31, 2004, differed from the combined federal and provincial statutory rates due principally to the decrease in the deferred tax asset valuation allowance.

CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION
NOTES TO AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND DECEMBER 31, 2004
================================================================================

--------------------------------------------------------------------------------
NOTE 8.  INCOME TAXES (CONTINUED)
--------------------------------------------------------------------------------

         Due to mainly operating losses and the inability to recognize an income tax benefit there from, there is no provision for current federal or state income taxes for the year ended December 31, 2005 and fifteen months ended December 31, 2004.

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for federal and state income tax purposes.

         At December 31, 2005, the approximate deferred tax assets were as follows:

            Non-capital loss carryforwards                       $    2,215,601
            Capital assets                                               45,000
         -----------------------------------------------------------------------
              Total deferred tax assets                               2,260,601
              Less valuation allowance                               (2,260,601)
         -----------------------------------------------------------------------

                                                                 $            -
         =======================================================================


--------------------------------------------------------------------------------
NOTE 9.  PRIOR PERIOD ADJUSTMENTS
--------------------------------------------------------------------------------

         Retained deficit at October 1, 2003 has been restated to reflect an unrecorded note payable of $100,000 and interest expense of $3,753. Had the errors not been made, net loss for the year ended September 30, 2003 would have increased by $103,753. Basic and diluted net loss per share would have increased by ($0.003) to ($0.026).

         Retained deficit at January 1, 2004 has been restated to reflect the aggregate of the unrecorded note payable and interest expense from the year ended September 30, 2003, of interest expense of $50,045, legal expenses of $17,511, consulting expenses of $2,000, and promotion expenses of $1,046, foreign currency exchange adjustments of $1,010, other expenses of $279 and travel expenses of $99. Had the errors not been made, a net loss for the fifteen months ended December 31, 2004 would have increased by $71,990. Basic and fully diluted net loss per share for the same period would have increased by ($0.163) to ($1.142).

CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION
NOTES TO AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND DECEMBER 31, 2004
================================================================================

--------------------------------------------------------------------------------
NOTE 10. DISCONTINUED OPERATIONS
--------------------------------------------------------------------------------

         In October  2003,  E-Trend  Networks,  Inc.,  then a subsidiary  of the
         Company, disposed of its operating subsidiary and asset, Langara Entertainment, Inc. and EntertainMe.com, for equity stakes in Langara Group, Inc. and Fly.com, Inc. In February 2004, the Company spun out as a dividend to the shareholders on 1-for-1 share basis shares of E-Trend Networks, Inc. On February 5, 2004, the Company entered into an agreement for the exchange of common stock whereby the Company would issue 45,000,000 new post reverse split common shares thus transferring majority control of the Company to the purchaser. The distribution of Langara Entertainment, Inc., E-Trend Networks, Inc. and the discontinued operations of Wilmington Rexford, Inc. qualified for treatment as discontinued operations in accordance with FASB Statement No. 144 ("SFAS No. 144"), Accounting for the Impairment or Disposal of Long-Lived Assets. Because the operating results of Langara Entertainment, Inc., E-Trend Networks, Inc. and the discontinued operations of Wilmington Rexford, Inc. represent 100% of operations of the Company, they were included in results from continuing operations. The following is a summary of the net liabilities distributed as of the end of the period immediately prior to the effective date of the Distribution Agreement:

                                                                    September          December         December
                                                                     30, 2003          31, 2004         31, 2005
                                                                   -------------     -------------     ------------
         Assets Distributed
           Cash and cash equivalents                               $        526      $          -      $         -
           Accounts receivable                                           24,926                 -                -
           Property and equipment, net                                  165,246                 -                -
           Advances due from related parties                            128,110                 -                -
                                                                   -------------     -------------     ------------
             Total assets of discontinued operations                    318,808                 -                -
                                                                   -------------     -------------     ------------

         Liabilities Distributed
           Accounts payable and accrued liabilities                     440,754                 -                -
           Notes payable - related parties                              236,443                 -                -
                                                                   -------------     -------------     ------------
             Total liabilities of discontinued operations               677,197                 -                -
                                                                   -------------     -------------     ------------

         Net liabilities of discontinued operations distributed    $   (358,389)     $          -      $         -
                                                                   =============     =============     ============

CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION
NOTES TO AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND DECEMBER 31, 2004
================================================================================

--------------------------------------------------------------------------------
NOTE 10. DISCONTINUED OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------

         Net (loss) from discontinued operations as reported on the statements of operations, including the (loss) on the distribution of discontinued operations, consists of the following:

                                                              For the year         For the fifteen         For the year
                                                                 ended               months ended             ended
                                                             September 30,           December 31,          December 31,
                                                                  2003                   2004                  2005
                                                          --------------------    ------------------    ------------------
Summary of (Loss)
Revenues                                                  $         1,517,822     $               -     $               -
Cost of revenues                                                   (1,172,590)                    -                     -
                                                          --------------------    ------------------    ------------------
Gross profit                                                          345,232                     -                     -

Total operating expenses                                           (1,091,499)                    -                     -
Total other (income) expenses                                          46,411                     -                     -
Foreign currency translation adjustment                               (26,953)                    -                     -
Provision for income tax                                                    -                     -                     -

Comprehensive loss, net of tax                            $          (729,809)    $               -     $               -
                                                          ====================    ==================    ==================

Summary of (Loss) on Distribution
Net liabilities distributed                                           358,389                     -                     -

Costs and expenses of distribution                                          -                     -                     -
                                                          --------------------    ------------------    ------------------

Gain on distribution of liabilities, net of tax           $           358,389     $               -     $               -
                                                          ====================    ==================    ==================

Net (loss) from discontinued operations                   $          (371,420)    $               -     $               -
                                                          ====================    ==================    ==================

         As a result of the foregoing distribution of Langara Entertainment, Inc., E-Trend Networks, Inc. and the discontinued operations of Wilmington Rexford, Inc., the Company recognized a loss from discontinued operations for the fiscal year ended September 30, 2003 of $1,058,245. There were no sales from Langara Entertainment, Inc., E-Trend Networks, Inc. and Wilmington Rexford, Inc., included in the periods from October 1, 2003 to December 31, 2005.