Form 20-F
CHINA PHARMACEUTICALS INTERNATIONAL CORP
filed 2007-06-25
CIK 1081823

United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 20-F

(Mark One)

[  ]   Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or

[X]   Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

        For the fiscal year ended December 31, 2006
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

Suite A, 22/F, Noble Center, 3rd Fu Zhong Road, Fu Tian District,
518026, Shen Zhen, Guang Dong Province, China
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.  None

Securities registered or to be registered pursuant to Section 12(g) of the Act.
Common Stock, No Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

79,758,837 Common Shares as of December 31, 2006

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[  ] Yes   [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  [  ] Yes   [X] No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[  ] Yes   [X] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer  [  ]                                                                Accelerated filer  [  ]                                           Non-accelerated filer  [X]

Indicate by check mark which financial statement item the registrant has elected to follow.  [  ] Item 17  [X] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  [X] Yes[  ] No

General Information:

Unless otherwise indicated, all references herein are to US dollars.

Forward Looking Statements

The Company cautions readers regarding forward looking statements found in the following discussion and elsewhere in this annual report and in any other statement made by, or on the behalf of the Company, whether or not in future filings with the Securities Exchange Commission (“SEC”).  Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments.  Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, with respect to future business decisions, are subject to change.  See “Item 3. Key Information - Risk Factors.”  These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company.  The Company disclaims any obligation to update forward looking statements.

PART I

Item 1. Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

Selected Financial Data

The selected financial data of the Company for the year ended December 31, 2006 was derived from the  financial statements of the Company which have been audited by Lake & Associates CPA’s LLC, the December 31, 2005 financial data was derived from the audited financial statements of Bongiovanni & Associates PA our prior auditor as indicated in their report which is included elsewhere in this report.  The selected financial data set forth for the years ended September 30, 2004, 2003, and 2002 is derived from the Company’s audited consolidated financial statements, not included herein.

The information in the following table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading “Item 5.  Operating and Financial Review and Prospects.”

	Year Ended December 31,		Year Ended September 30,
	2006	2005	2004	2003	2002
Revenues	$-	$-	$-	$1,517,822	$2,014,696
Loss from operations	$(113,813)	$(678,154)	$(643,448)	$(460,465)	$(1,115,911)
Loss from continuing operations	$(113,813)	$(714,335)	$(643,448)	$(460,465)	$(1,115,911)
Net loss	$(113,813)	$(714,335)	$(643,448)	$(460,465)	$(1,115,911)
Comprehensive loss	$(113,813)	$(714,335)	$(651,220)	$(623,056)	$(1,099,915)
Net loss from per share	$(0.0014)	$(0.01)	$(0.02)	$(0.98)	$(4.22)
Total assets	$-	$-	$1,000	$318,808	$940,408
Stockholders’ equity (deficit)	$(1,196,298)	$(1,082,485)	$(710,797)	$(358,389)	$37,714
Weighted average number of shares	79,758,837	47,973,021	28,249,500	636,514	260,633
Dividends per share	$-	$-	$-	$-	$-

Risk Factors

The Company has limited financial resources and if the Company is unable to secure additional funding and/or a business opportunity, the Company may fail.

As of December 31, 2006, the Company had no cash and a working capital deficit of $113,813.  It currently has no business operations.  Without additional funding and/or a business opportunity, the Company may not continue to exist. As a result, for the year ended December 31, 2006, the Company's auditors, in Note H of the Financial Statements, have noted that there is substantial doubt about the Company's ability to continue as a going concern.  The Company's existence is dependent upon management funding operations and raising sufficient capital. At this point in time, it is impossible to state an amount of additional funding which the Company believes would remove the going concern opinion.

If the Company issues shares or options to its officers, directors or key employees, or if the Company obtains funding through the sale of additional common shares, the shareholders will experience dilution.

The Company may in the future grant to some or all of its directors, officers, insiders and key employees options to purchase the Company’s common shares as non-cash incentives to those employees.  Such options may be granted at exercise prices equal to market prices.  To the extent that significant numbers of such options may be granted and exercised, the interests of then existing shareholders of the Company will be subject to additional dilution.

The Company is currently without a source of revenue and will most likely be required to issue additional shares to finance its operations and acquire a business opportunity.  The issuance of additional shares will cause the Company’s existing shareholders to experience dilution of their ownership interests.

The price of the Company’s common shares is subject to market fluctuations and volatility which may not be related to the Company’s operations and such fluctuations may impact the Company’s ability to complete equity financings; if the Company cannot complete additional equity financings, it may not be able to continue its operations.

The trading volume of the Company’s stock is low, thereby making the market price of the stock subject to wide fluctuations in price, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of the Company’s common shares fluctuated from a low of $0.03 to a high of $0.20 during the 12-month period ending December 31, 2006.  Continued price fluctuations will have a significant impact on the Company’s ability to complete equity financings.

Conflicts of interest may arise among the members of the Company’s board of directors and such conflicts may cause the Company to enter into transactions on terms, which are not beneficial to the Company.

Several of the Company’s directors are also directors, officers or shareholders of other companies.  Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that the Company may enter into a transaction on terms that could place the Company in a worse position than if no conflict existed.  Conflicts, if any, will be dealt with in accordance with the relevant provisions of the International Business Companies Act (British Virgin Islands).  The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they many have in any project or opportunity of the Company.  However, each director has a similar obligation to other companies for which such director serves as an officer or director.

The Company does not pay dividends on its common shares; therefore, investors seeking dividend income should not purchase the common shares.

The Company has never declared or paid cash dividends on its common shares and does not anticipate doing so in the foreseeable future.  Additionally, the determination as to the declaration of dividends is within the discretion of the Company’s Board of Directors, which may never declare cash dividends on the Company’s common stock.  Investors cannot expect to receive a dividend on the Company’s common shares in the foreseeable future, if at all.

The Company is dependent upon its management and the loss of any of its management and/or if the Company is unable to recruit additional managers could negatively impact the Company’s ability to continue its operations.

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its key officer, Dr. FAN Di, a director, and President, Chief Executive Officer and acting Chief Financial Officer of the Company.  The loss of services of Dr. Fan could have a material adverse effect on the Company.  The Company has not obtained key-man life insurance on any of its officers or directors.  The Company’s ability to recruit and retain highly qualified management personnel is critical to its success; if it is unable to do so this may materially affect the Company’s financial performance.

The Company’s shares are subject to the SEC’s penny stock rules, which may restrict the ability of brokers to sell the Company’s common stock and may reduce the secondary market for the common stock.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in “penny stock.”  Generally, penny stocks are equity securities with a price of less than US $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system).  If the Company’s shares are traded for less than US $5 per share, as they currently are, the shares will be subject to the SEC’s penny stock rules unless (1) the Company’s net tangible assets exceed US $5,000,000 during the Company’s first three years of continuous operations or US $2,000,000 after the Company’s first three years of continuous operations; or (2) the Company has had average revenue of at least US $6,000,000 for the last three years.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules.  Since the Company’s shares are traded for less than US $5.00 per share, the Company’s common stock is subject to the penny stock rules.  Therefore, the holders of the common stock may find it difficult to sell the common stock of the Company.  These rules may restrict the ability of brokers to sell the common stock and may reduce the secondary market for the common stock.  A limited secondary market may result in a decrease in the value of the shares and/or a partial or total loss of an investor’s investment.

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

It may be difficult to bring and enforce suits against the Company.  The Company is a corporation domiciled in British Virgin Islands.  None of the Company’s directors and officers are residents of the United States, and all or a substantial portion of their assets are located outside of the United States.  As a result, it may be difficult for U.S. holders of the Company’s common shares to effect service of process on these persons within the United States or to enforce judgments obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against the Company or its officers and directors.  In addition, a shareholder should not assume that the courts outside the United States (i) would enforce judgments of U.S. courts obtained in actions against the Company, its officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company, its officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

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

On February 13, 2004, the Company entered into an agreement with China Merchants DiChain Investment Holdings Limited, pursuant to which the Company spun out as a dividend to the shareholders on a 1 for 1 share basis shares of its wholly-subsidiary, E-Trend Networks, Inc.  The agreement provided for the acquisition of a company to be identified by China Merchants DiChain Investment Holdings Limited and a 1-for-20 reverse stock split.  The reverse stock split and the change of the Company’s name to China Pharmaceuticals Corporation were effected March 25, 2004.

On May 24, 2004, the Company closed its acquisition of 87.475% of Zhejiang University Pharmaceutical Co., Ltd., a Sino-foreign equity joint venture (“Zheda Pharmacy”), pursuant to the terms of an agreement dated as of May 24, 2004 with the owners of Sheung Tai Investments Limited.  The Company issued 13,848,220 shares of its common stock to the owners of Sheung Tai Investments Limited for 100% ownership of that entity.  Sheung Tai Investments Limited owns 87.475% of Zheda Pharmacy.

Also on May 24, 2004, the Company issued 31,151,780 shares to China Merchants DiChain Investment Holdings Limited and its designees for approximately $290,000 in debt conversion and assumption of costs of the transaction.

Shortly after the acquisition of Zheda Pharmacy, the Company realized that management of Sheung Tai Investments refused to turn over day-to-day control of the operations of Zheda Pharmacy to management of the Company.  The disputes between management of the Company and management of Sheung Tai Investment resulted in litigation and protracted negotiations.  In January 2005, the Company relinquished its ownership of Sheung Tai Investments (and therefore Zheda Pharmacy) in exchange for the 13,848,220 shares of the Company’s common stock that originally had been issued to the owners of Sheung Tai Investments.

Effective August 26, 2004, the Company changed its domicile to the British Virgin Islands and its name to China Pharmaceuticals International Corporation.  It is governed by the International Business Companies Act, Cap. 291, of the Territory of the British Virgin Islands.

The Company’s registered agent is Equity Trust (BVI) Ltd, Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.  Its principal business office is located at Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China since 1st Oct, 2005. The telephone number is 86.755. 3398 3366 and the facsimile number is 86.755.3398 3368.  The Company does not have a registered agent in the United States.

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

Property, Plants and Equipment

The Company’s corporate office is located at Unit 3611, 36/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong from January 1, 2005 to December 30, 2005. The Company shares the offices of China Merchants DiChain and is allocated HK$15,000 (US$1,923 as of October 01, 2005) as its pro rata share of the cost of the facility. Since 1st Oct, 2005, the Company’s corporate office is located at Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China. The Company shares the offices of DC Capital Management, Inc. and is allocated HK$13,400 (US$1,718 as of January 01, 2006) as its’ pro rata share of the cost of the facility.

Item 5. Operating and Financial Review and Prospects.

The following discussion of the results of operations of the Company for the year ended December 31, 2006 and 2005 should be read in conjunction with the financial statements of the Company and related notes included therein.

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

On February 13, 2004, the Company entered into an agreement with China Merchants DiChain Investment Holdings Limited, pursuant to which the Company spun out as a dividend to the shareholders on a 1 for 1 share basis shares of its wholly-subsidiary, E-Trend Networks, Inc. The agreement provided for the acquisition of a company to be identified by China Merchants DiChain Investment Holdings Limited and a 1-for-20 reverse stock split.  The reverse stock split and the change of the Company’s name to China Pharmaceuticals Corporation were effected March 25, 2004.

On February 20, 2004, the Company changed its fiscal year end to December 31.

For the year ended December 31, 2006, the Company's auditors, in Note H of the Financial Statements, have noted that there is substantial doubt about the Company's ability to continue as a going concern.  The Company's existence is dependent upon management funding operations and raising sufficient capital. At this point in time, it is impossible to state an amount of additional funding which the Company believes would remove the going concern opinion.

Operating Results

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The Company did not have any business operations during the twelve months ended December 31, 2006.  Despite the disposition of these business operations, the Company continued to incur general and administrative expenses to maintain the Company’s existence as a reporting company with the Securities and Exchange Commission whose stock is traded on the OTC Bulletin Board. In addition, legal expenses were incurred in connection with the issuance to shares to six independent companies on September 21, 2005. Total operating expenses and net loss were each $113,813 for the year ended December 31, 2006 versus $714,335 for the year ended December 31, 2005.

Year Ended December 31, 2005 Compared to the Fifteen Months Ended December 31, 2004

The Company did not have any business operations during the twelve months ended December 31, 2005.  Despite the disposition of these business operations, the Company continued to incur general and administrative expenses to maintain the Company’s existence as a reporting company with the Securities and Exchange Commission whose stock is traded on the OTC Bulletin Board. In addition, legal expenses were incurred in connection with the issuance to shares to six independent companies on September 21, 2005.  Total operating expenses and net loss were each $714,335 for the year ended December 31, 2005 versus $715,438 for the fifteen months ended December 31, 2004.

Fifteen Months Ended December 31, 2004 Compared to Year Ended September 30, 2003

Due to the disposal of Langara Entertainment, Inc. and EntertainMe.com in October 2003, the Company did not have any business operations during the fifteen months ended December 31, 2004.  Despite the disposition of these business operations, the Company continued to incur general and administrative expenses to maintain the Company’s existence as a reporting company with the Securities and Exchange Commission whose stock is traded on the OTC Bulletin Board.  In addition, legal expenses were incurred in connection with the acquisition and subsequent disposition of Sheung Tai Investments, as described in “Item 4. Information on the Company – History and Development of the Company.”

Liquidity and Capital Resources

At December 31, 2006, the Company had no cash, the same as December 31, 2005.  The Company used cash of $113,813 for operating activities.  Cash was provided by advances from related parties in the sum of $46,776.

The Company also anticipates spending approximately $150,000 during fiscal 2007 for administrative and other operating expenditures.  It will depend upon advances from related parties to fund these expenditures.

As of December 31, 2006, the Company owed a total of $100,000 on a note payable. The note bears interest at 10% per year and is in default. For the year ended December 31, 2006 and 2005, accrued interest was $36,274 and $26,274, respectively. The Company has disputed their liability for this debt.

There are no material commitments for capital expenditures during fiscal 2007. Other than the inter company advances from China Technology Global Corporation, China Merchants DiChain (Asia) Limited, DiChain Holdings Ltd, DC Capital Management, Inc., and Farsight Holdings, Ltd. which have been made on an interest-free basis, with no fixed term or repayment date, there is no debt owed by the Company.

Trend Information

The Company is not aware of any trends that might affect its financial results or business.

Off Balance Sheet Arrangements

The Company does not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

The Company does not have any contractual obligations.

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this annual report, are as follows:

Name	Position with the Company	Term of Office (for each office held)
FAN Di	Chief Executive Officer President Acting Chief Financial Officer Director	July 2004 to present August 2006 to present February 2004 to present
LI Xinggui	Director	August 2005 to present
TAI Ching Nam	Executive Vice President	August 2005 to present
FU Li	Assistant President Corporate Secretary	August 2005 to present July 2006 to present

Each officer’s and director’s term of office shall expire at the Company’s next annual general meeting.  The Company does not have an executive committee, audit committee, or a compensation committee.

There are no family relationships between any directors or executive officers of the Company.  To the best of the Company’s knowledge, there are no arrangements or understandings with major shareholders or others, pursuant to which any of the Company’s officers or directors was selected as an officer or director of the Company.

Set forth below are brief descriptions of recent employment and business experience of the Company’s officers and directors, each of whom devote on average approximately 15 hours per week to the business of the Company.

DR. FAN DI

Since July 2004, Dr. Fan has served as the Company’s President and Chief Executive Officer.  He has been a Director since February 2004.  Dr. Fan assumed the role of acting Chief Financial Officer in August 2006. Dr. Fan is responsible for overseeing the Company’s strategic development.  Since April 2003, Dr. Fan has served as the Chairman, Chief Executive Officer and an Executive Director of China Technology Global Corporation, a British Virgin Islands corporation whose stock is traded on the OTC Bulletin Board and registered under the Securities Exchange Act of 1934.  Since April 2002, Dr. Fan has served as the Chairman and Chief Executive Officer of China Merchants DiChain (Asia) Limited, a company listed on the Stock Exchange of Hong Kong, Limited.  From December 1999 to April 2002, he served as an Executive Director and Chief Financial Officer of China Merchants Group.  Dr. Fan has substantial experience in financial management and business management.  He holds a Ph.D. in Business Administration from the University of Southern California.

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

FU LI

Since August 2005, Ms. Fu has served as Assistant President of the Company. Ms. Fu has worked for China Merchants DiChain Group, which is the ultimate controlling shareholder of the Company since October, 2002. Since July 2006, she has served as the secretary of the Company, and she also served as the secretary of China Technology Global Corporation since July 2006. She obtained a Bachelors Degree and Masters Degree from Hua Qiao Foreign Language University and Newport University.

Compensation

During the fiscal year ended December 31, 2006, the directors and officers of the Company, as a group, had received or charged the Company a total of $0 for services rendered by the directors and officers or companies owned by the individuals.  No amounts were set aside or accrued by the Company to provide pension, retirement or similar benefits.

Employees

As of December 31, 2006, the Company had no full-time employees in the area of management and administration.

Share Ownership

The following table sets forth certain information regarding ownership of the Company’s common shares by the Company’s officers and directors as of June 13, 2007.

Title of Class	Name and Address of Owner	Shares and Rights Beneficially Owned or Controlled (1)	Percent of Class (1)
Common Stock	FAN Di (2) Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China	20,772,330	26.04%
Common Stock	LI Xinggui Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China	-0-	0%
Common Stock	TAI Ching Nam Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China	-0-	0%
Common Stock	FU Li Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China	-0-	0%

(1)
Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from June 13, 2007, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 79,758,837 shares of common stock outstanding as of June 13, 2007.

(2)
These shares are held of record by China Merchants DiChain Investment Holdings Limited.  As Dr. FAN is a director of China Merchants DiChain Investment Holdings Limited and a director of the sole controlling shareholder of China Merchants DiChain Investment Holdings Limited, he is deemed to be beneficial owner of these shares.

Item 7. Major Shareholders and Related Party Transactions.

Principal Holders of Voting Securities

The following table sets forth certain information regarding ownership of the Company’s common shares by the beneficial owners of 5% or more of each class of the Company’s voting securities as of June 13, 2007.

Title of Class	Name and Address of Owner	Shares and Rights Beneficially Owned or Controlled (1)	Percent of Class (1)

Common Stock	China Merchants DiChain Investment Holdings Limited (2) Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China	20,772,330	26.04%
Common Stock	Dr. FAN Di (2) Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China	20,772,330	26.04%
Common Stock	Fivestar International Limited R2908, 29/F, Guo Ji Ming Yuan, You Yi Road, Luo Hu District, Shen Zhen Province, 518000, Guang Dong Province, P. R. China	7,700,000	9.65%
Common Stock	Sino Castle Holdings Ltd R2908, 29/F, Guo Ji Ming Yuan, You Yi Road, Luo Hu District, Shen Zhen Province, 518000, Guang Dong Province, P. R. China	7,500,000	9.40%
Common Stock	Mart Burkit Limited R2908, 29/F, Guo Ji Ming Yuan, You Yi Road, Luo Hu District, Shen Zhen Province, 518000, Guang Dong Province, P. R. China	7,500,000	9.40%
Common Stock	Rich Gush Limited R2908, 29/F, Guo Ji Ming Yuan, You Yi Road, Luo Hu District, Shen Zhen Province, 518000, Guang Dong Province, P. R. China	7,500,000	9.40%
Common Stock	Mart Express Limited R2908, 29/F, Guo Ji Ming Yuan, You Yi Road, Luo Hu District, Shen Zhen Province, 518000, Guang Dong Province, P. R. China	7,500,000	9.40%
Common Stock	Global China Enterprises Limited R2908, 29/F, Guo Ji Ming Yuan, You Yi Road, Luo Hu District, Shen Zhen Province, 518000, Guang Dong Province, P. R. China	7,500,000	9.40%
Common Stock	Asian Century Development Limited C/O 16F Chinese Bank Building, 61 Des Veoux Road Central Hong Kong	6,929,450	8.68%
Common Stock	Cede & Co. PO Box #20 Bowling Green Station New York, NY 10004	4,120,214	5.16%

(1)	Based on 79,758,837 shares of common stock outstanding as of June 13, 2007.

(2)
These shares are held of record by China Merchants DiChain Investment Holdings Limited.  As Dr. FAN is a director of China Merchants DiChain Investment Holdings Limited and a director of the sole controlling shareholder of China Merchants DiChain Investment Holdings Limited, he is deemed to be beneficial owner of these shares.

Control by Foreign Government or Other Persons

As of June 13, 2007 the Company was 26.4% indirectly owned by DiChain Holdings Limited, an investment holding company located in Hong Kong.

None of the Company’s common shareholders has different voting rights than any of the Company’s other common shareholders.

Changes in Shareholdings

China Merchants DiChain Investment Holdings Limited issued totally 45,200,000 shares on 21 September 2005 at US$0.01 each to six companies as listed in item#7. Thenceforward China Merchants DiChain Investment Holdings Limited’s shareholding has been diluted to 26.04% from 64.3%.

Change of Control

As of the date of this annual report, there are no arrangements known to the Company that may at a subsequent date result in a change of control of the Company

United States Shareholders

As of June 13, 2007, there were 79 registered holders of the Company’s common shares in the United States, with combined holdings of 6,823,402 shares, representing 8.55% of the issued shares of the Company.  In addition, CEDE & Co held 4,120,214 shares of record, representing 5.16% of the issued shares of the Company.  The Company does not know how many beneficial shareholders it has in the United States, but management believes there are less than 300 such shareholders.

Related Party Transactions

Other than as disclosed below, for the period from December 31, 2005 through December 31, 2006, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals’ family; (d) key management personnel and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

The Company’s corporate office is located at Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China. The Company shares the offices of China Merchants DiChain (Asia) Ltd from January, 2005 to September, 2005, and is allocated HK$15,000 per month (US$1,923 as of October 01, 2005) as its pro rata share of the cost of the facility.  There is no written agreement regarding this office sharing arrangement.

The Company shares the offices of DC Capital Management, Inc. from October, 2005 to December, 2006, and is allocated HK$13,400 per month (US$1,718 as of January 01, 2006) as its pro rata share of the cost of the facility.  There is no written agreement regarding this office sharing arrangement.  There is no written agreement regarding this office sharing arrangement.

China Technology Global Corporation, a company indirectly owned by DiChain Holdings Limited, and China Merchants DiChain (Asia) Limited (“China Merchants DiChain”) have advanced $205,708 and $197,128 to the Company, respectively, since October 1, 2003. These advances have been made on an interest-free basis, with no fixed term or repayment date.

DiChain Holdings Limited and DC Capital Management, Inc., companies sharing mutual ownership with the Company, have advanced $26,790 and $9,000 to the Company, respectively, since January 1, 2005. These advances have been made on an interest-free basis, with no fixed term or repayment date.

Farsight Holdings Limited, an affiliate of the Company, has advanced $46,000 since June 1, 2006. These advances have been made on an interest-free basis, with no fixed term or repayment date.

Indebtedness of Directors, Officers, Promoters and Other Management

No executive officers, directors, employees or former executive officers and directors of the Company are indebted to the Company.  None of the directors, executive officers or proposed nominees of the Company, or any associate or affiliate of these individuals, is or has been indebted to the Company since January 1, 2005.

Item 8.  Financial Information.

Financial Statements and Other Financial Information

Description	Page
Audited Financial Statements for the Year Ended December 31, 2006, and the Year Ended December 31, 2005	F-1 to F-11

Legal Proceedings

The Company knows of no material, active or pending legal or arbitration proceedings against it; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.  There are no legal or arbitration proceedings (including governmental proceedings pending or known to be contemplated) which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

Dividend Policy

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future.  Any decision to pay dividends on its common shares in the future will be made by the board of directors on the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.

Significant Changes

None.

Item 9.	The Offer and Listing.

Price History

The common stock has been trading on the Over-The-Counter Bulletin Board (“OTCBB”) since June 9, 1998 under the following symbols:

•	MNGD - June 9, 1998 to March 1, 1999;
•	CULE - March 1, 1999 to February 22, 2001;
•	ETDN - February 22, 2001 to February 19, 2002;
•	WREX – February 19, 2002 to March 25, 2004;
•	CPCL – March 25, 2004 to August 26, 2004; and
•	CPICF - since August 26, 2004.

There have been no trading suspensions imposed by the OTCBB or any other regulatory authorities in the past three years.

The following table sets forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the OTCBB, and predecessor exchanges, for the periods indicated:

OTCBB Stock Trading Activity

		Sales Price
Year Ended	Volume	High	Low
December 31, 2006	4,661,200	$0.20	$0.03
December 31, 2005	7,199,400	$0.80	$0.02
December 31, 2004	4,633,887	$8.95	$0.02
September 30, 2003*	936,022	$0.149	$0.02
September 30, 2002	3,645,100	$1.02	$0.10
September 30, 2001	6,107,200	$2.50	$0.02
September 30, 2000	40,835,000	$1.8438	$0.08

* Fifteen-months ended September 30, 2003

		Sales Price
Quarter Ended	Volume	High	Low
December 31, 2006	428,900	$0.12	$0.05
September 30, 2006	184,300	$0.11	$0.06
June 30, 2006	554,500	$0.17	$0.11
March 31, 2006	3,493,500	$0.20	$0.03
December 31, 2005	767,900	$0.05	$0.02
September 30, 2005	4,100,000	$0.13	$0.02
June 30, 2005	754,700	$0.15	$0.06
March 31, 2005	1,576,800	$0.80	$0.10
December 31, 2004	318,371	$3.90	$0.40
September 30, 2004	57,303	$3.25	$1.27
June 30, 2004	66,522	$6.75	$2.00
March 31, 2004	4,191,691	$8.95	$0.02
December 31, 2003	36,422	$0.03	$0.02
September 30, 2003	56,100	$0.05	$0.03
June 30, 2003	195,700	$0.11	$0.02
March 31, 2003	159,600	$0.04	$0.03
December 31, 2002	488,200	$0.149	$0.02
September 30, 2002	1,019,300	$0.29	$0.10

		Sales Price
Month Ended	Volume	High	Low
December 31, 2006	75,200	$0.10	$0.08
November 30, 2006	342,500	$0.12	$0.05
October 31, 2006	11,200	$0.08	$0.07
September 30, 2006	42,300	$0.09	$0.08
August 31, 2006	109,100	$0.09	$0.06
July 31, 2006	32,900	$0.11	$0.08
June 30, 2006	61,400	$0.11	$0.11
May 31, 2006	301,200	$0.16	$0.11
April 30, 2006	191,900	$0.17	$0.13
March 31, 2006	3,206,400	$0.20	$0.08
February 28, 2006	98,900	$0.04	$0.03
January 31, 2006	188,200	$0.03	$0.03
December 31, 2005	121,800	$0.05	$0.02
November 30, 2005	382,300	$0.04	$0.02
October 31, 2005	263,800	$0.04	$0.02
September 30, 2005	3,520,800	$0.08	$0.02
August 31, 2005	525,100	$0.13	$0.04
July 31, 2005	54,100	$0.10	$0.09

These above quotations reflect inter-dealer prices without retail mark-up, markdown, or commissions and may not necessarily represent actual transactions.

Item 10.  Additional Information.

Memorandum and Articles of Association

The Company is incorporated in the Territory of the British Virgin Islands under the International Business Companies Act, Cap. 291, IBC No. 569163.  The Company’s objects and purposes, found in paragraph 4 of the Memorandum of Association, are general in nature and permit the Company to engage in any business, acts, or activities which are not prohibited under any law for the time being in force in the British Virgin Islands.

There are no provisions in the Company’s Articles of Association that limit a director’s power to vote on a matter in which he is materially interested, to vote compensation to himself or any other director in the absence of an independent quorum, or to vote on matters regarding borrowings by the Company.  There are no retirement age requirements, and there are no shareholding requirements to qualify as a director.

The Company has only one class of stock:  ordinary (or common) shares.  The holders of ordinary shares do not have dividend rights, are entitled to one vote for each share held of record on all matters submitted to the stockholders, do not have rights to share in the Company’s profits, have rights to share in any surplus in the event of liquidation, do not have redemption or sinking fund provisions, are not liable to further capital calls by the Company, and are not subject to any provisions discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

In order to change the rights of holders of any class of the Company’s stock, the Memorandum of Association must be amended by a majority vote of the Company’s shareholders and of the holders of any class of stock whose rights are changed.

Annual or special meetings of the Company’s shareholders are called by the directors at any time or place of their choosing and must be called upon the written request of shareholders holding ten percent (10%) or more of the outstanding shares of the Company’s common stock.  At least seven days notice of a shareholders’ meeting must be given.  A shareholder may be represented at a meeting by a proxy who may speak and vote on behalf of the shareholder.

There are no limitations on the rights to own the Company’s securities or the rights of non-residents or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or the Company’s constituent documents.

There are no provisions in the Company’s Memorandum or Articles of Association that would have an effect on delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

There are no provisions in the Company’s Articles of Association governing an ownership threshold above which shareholder ownership must be disclosed.

With regard to the foregoing matters, the laws in the British Virgin Islands are not significantly different than those in the United States.

There are no conditions in the Memorandum and Articles of Association governing changes in the Company’s capital or changes in the rights of holders of any class of its stock that are more stringent than is required by law.

Material Contracts

The following are material contracts entered into by the Company during the two years preceding the date of this annual report:

1.
Share Exchange Agreement with China Merchants DiChain Investment Holdings Limited dated February 13, 2004, relating to the acquisition of 100% of a company to be approved by the Company’s board of directors in exchange for 45,000,000 post-reverse split shares of the Company’s common stock.

2.
Sale and Purchase Agreement in relation to the entire issued share capital of Sheung Tai Investments Limited dated May 24, 2004, which provided for the acquisition of Sheung Tai Investments Limited by the Company in exchange for 13,848,220 post-reverse split shares of the Company’s common stock.

3.
Agreement Dated January 19, 2005 Between Good Achieve Investments Limited, Profit Spring International Limited, Anmer Capital Limited, Dunkley International Limited, and Nation Express Limited (As Vendors); Han Hong Lu, Ma Leung, Alan Li, Chen Ming You, and Guo Jianjun (As Warrantors); China Pharmaceuticals International Corporation (As Purchaser); and Dichain Holdings Limited (As Guarantor), which provided for the sale of Sheung Tai Investments Limited back to the original owners thereof in exchange for the return of 13,848,220 post-reverse split shares of the Company’s common stock.

4.	Agreements Dated Sep 21, 2005 of the Company to subscribe 7,500,000 shares of the Company to Global China Enterprises Limited.

5.	Agreements Dated Sep 21, 2005 of the Company to subscribe 7,700,000 shares of the Company to Fivestar international Limited.

6.	Agreements Dated Sep 21, 2005 of the Company to subscribe 7,500,000 shares of the Company to Mart Express Limited.

7.	Agreements Dated Sep 21, 2005 of the Company to subscribe 7,500,000 shares of the Company to Rich Gush Limited.

8.	Agreements Dated Sep 21, 2005 of the Company to subscribe 7,500,000 shares of the Company to Mart Burkit Limited.

9.	Agreements Dated Sep 21, 2005 of the Company to subscribe 7,500,000 shares of the Company to Sino Castle Holdings Limited.

Exchange Controls

The Company’s business is conducted in and from Hong Kong and the People’ Republic of China (the “PRC”) in Hong Kong dollars and the PRC Renminbi.  Periodic reports made to U.S. shareholders are expressed in U.S. dollars using the then-current exchange rates.

The PRC Government imposes foreign currency control in part through direct regulation of the conversion of Renminbi into foreign exchange and through foreign trade restrictions.  The conversion of the Renminbi into U.S. dollars must be based on the People’s Bank of China (“PBOC”) Rate.  The PBOC Rate is set based on the previous day’s PRC interbank foreign exchange market rate and with reference to current exchange rates on the world financial markets.  In line with the unification of the two exchange rates, the Renminbi was revalued at HK$1.00=RMB1.12 and US$1.00=RMB8.70 on January 3, 1994.  Since revaluation, the exchange rate has fluctuated between a range of US$1.00 = RMB7.90 and US$1.00 = RMB8.70.

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

The market exchange rate of the Hong Kong dollar against the U.S. dollar continues to be determined by the forces of supply and demand in the foreign exchange market.  However, against the background of the fixed rate system which applies to the issue of Hong Kong currency in the form of bank notes, as described above, the market exchange rate has not deviated significantly from HK$7.80 to US$1.00.  See “Selected Financial Data” in Item 3 of this annual report.  The Hong Kong government has stated its intention to maintain the link at that rate.  The Hong Kong government has stated that is has no intention of imposing exchange controls in Hong Kong and that the Hong Kong dollar will remain freely convertible into other currencies (including the U.S. dollar).  The PRC and the United Kingdom agreed in 1984 pursuant to the Joint Declaration of the Government of the United Kingdom of Great Britain and Northern Ireland and the Government of the People's Republic of China on the Question of Hong Kong (“the Joint Declaration”) that, after Hong Kong became a special administrative region of the PRC (the “SAR”) on July 1, 1997, the Hong Kong dollar will continue to circulate and remain freely convertible.  However, no assurance can be given that the SAR government will maintain the peg at HK$7.80 to US$1.00, if at all.

Taxation

There are no British Virgin Islands (“BVI”) governmental laws, decrees or regulations affecting the remittance of dividends or other payments to nonresident holders of the Company’s securities.  U.S. holders of the Company’s securities are subject to no taxes or withholding provisions under existing BVI laws and regulations.  By reason of the fact that the Company conducts no business within the BVI, there are no applicable reciprocal tax treaties between the BVI and the U.S. that would affect the preceding statement that there are no BVI taxes, including withholding provisions, to which U.S. security holders are subject under existing laws and regulations of the BVI.

Documents on Display

The constituent documents concerning the Company may be inspected at the offices of its U.S. counsel, Dill Dill Carr Stonbraker & Hutchings, P.C., 455 Sherman Street, Suite 300, Denver, Colorado 80203, Attn.: Fay M. Matsukage, Esq.

The Company’s documents publicly filed with the Securities and Exchange Commission may also be viewed and inspected at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, DC 20549.  Copies may also be obtained from the SEC at prescribed rates.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 12.  Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.

The Company changed its domicile effective August 26, 2004.  See “Item 4.  Information on the Company - History and Development of the Company,” and “Item 10. Additional Information – Memorandum and Articles of Association.” These actions have affected the rights of the Company’s common shareholders.

Item 15.  Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company’s management, including Dr. FAN Di, the Company’s Chief Executive Officer and acting Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 of the Securities Exchange Act of 1934 (the “Exchange Act”) as of December 31, 2006.  Based upon that evaluation, Dr. Fan concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms.

During the fiscal year ended December 31, 2006, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.  [Reserved]

Not applicable.

Item 16A.  Audit Committee Financial Expert.

The Board of Directors has determined that the Company has at least one member who is a financial expert, Dr. Fan Di.  Dr. Fan is not considered to be an “independent director” as that term is defined in Rule 4200(a) (15) of the National Association of Securities Dealers.

Item 16B.  Code of Ethics.

The Company has not yet adopted a code of ethics that applies to the Company’s principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions.  Given the Company’s current operations, management does not believe a code of ethics is necessary at this stage of the Company’s development.

Item 16C.  Principal Accountant Fees and Services.

Audit Fees

For the fiscal years ended December 31, 2005 and December 31, 2006, the Company’s principal accountant billed $20,000 and $15,000, respectively, for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees

For the fiscal years ended December 31, 2005 and December 31, 2006, the Company’s principal accountant billed $nil and $nil, respectively, for assurance and related services that were reasonably related to the performance of the audit or review of the Company’s financial statements outside of those fees disclosed above under “Audit Fees”.

Tax Fees

For the fiscal years ended December 31, 2005 and December 31, 2006, the Company’s principal accountant billed $nil and $nil, respectively, for tax compliance, tax advice, and tax planning services.

All Other Fees

For the fiscal years ended December 31, 2005 and December 31, 2006, the Company’s principal accountant billed $nil and $nil, respectively, for products and services other than those set forth above.

Pre-Approval Policies and Procedures

Prior to engaging the Company’s accountants to perform a particular service, the Company’s board of directors obtains an estimate for the service to be performed.  The Company’s board of directors reviews and pre-approves all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services provided by the Company’s external auditors.  The board of directors in accordance with procedures for the Company approved all of the services described above.

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the waiver in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Principal Accountant Services

To the best of the Company’s knowledge, the percentage of hours expended on the Company’s principal accountant’s engagement to audit the Company’s financial statements for the fiscal year ended December 31, 2006, that were attributed to work performed by persons other than the principal accountant’s full-time permanent employees was less than fifty percent (50%).

Item 16D.  Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Persons.

Not applicable.

PART III

Item 17.  Financial Statements.

Not applicable.

Item 18.  Financial Statements.

See page F-1 to F-11.

Item 19.  Exhibits.

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
4.5
Form of Subscription Agreements dated September 21, 2005 between the Company and each of Global China Enterprises Limited, Fivestar International Limited, Mart Express Limited, Rich Gush Limited, Mart Burkit Limited and Sino Castle Holdings Limited. (3)

12.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Rule 13a-14(a)
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350

(1)	Incorporated by reference to the exhibits to the registrant’s definitive information statement filed July 20, 2004.
(2)	Incorporated by reference to the exhibits to the registrant’s annual report on Form 10-KSB for the fiscal year ended September 30, 2003.
(3)	Incorporated by reference to the exhibits to the registrant’s current report on Form 8-K dated May 24, 2004, filed May 27, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION

Date: June 25, 2007	By:	/s/ FAN Di
FAN Di
President (Chief Executive Officer), Acting Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of China Pharmaceuticals International Corporation

We have audited the accompanying balance sheet of China Pharmaceuticals International, Corporation (the “Company”) as of December 31, 2006 and related statements of operations, stockholders’ deficit, and cash flows for the year ending December 31, 2006. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of China Pharmaceuticals International, Corporation as of December 31, 2005 were audited by other auditors whose report dated July 7, 2006, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of China Pharmaceuticals International Corporation as of December 31, 2006 and the results of its operations and its cash flows for years ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  The Company has a deficit book value and a negative cash flow from operations that have placed substantial doubt as to whether the Company can continue as a going concern. The ability of the Company to continue as a going concern is dependent on developing operations, increasing revenues, and obtaining new capital. As of this report date management has not enacted a plan to raise capital and increase sales.

/s/ Lake & Associates, CPA’s LLC
Lake & Associates, CPA’s LLC
Boca Raton, Florida
May 31, 2007

CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION
BALANCE SHEET
As of December 31, 2006

ASSETS

2006
CURRENT ASSETS
Investment	$-

TOTAL ASSETS	-

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Other payables and accrued liabilities	574,897
Advances from related parties	521,401
Note payable	100,000
TOTAL LIABILITIES	1,196,298

STOCKHOLDERS' EQUITY (DEFICIT)
Paid-in Capital, no par value, 500,000,000 shares authorized
79,758,837 shares issued and outstanding	5,430,679
Stock subscriptions receivable	(452,000)
Allowance for doubtful stock subscriptions receivable	452,000
Retained Earnings (Deficit)	(6,626,977)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(1,196,298)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$-

The accompanying notes are an integral part of these financial statements.

CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2006 and 2005

	2006	2005
REVENUES
Sales	$-	$-
Cost of Sales	-	-
GROSS PROFIT	-	-

OPERATING EXPENSES
General and administrative expenses	113,813	214,804
Bad debts	-	463,350
TOTAL OPERATING EXPENSES	113,813	678,154

OPERAING INCOME (LOSS)	(113,813)	(678,154)

INCOME FROM CONTINUING OPERATIONS
Interest and other (expense) income, net	-	(36,181)

NET INCOME (LOSS)	(113,813)	(714,335)

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	-	-

COMPREHENSIVE LOSS	$(113,813)	$(714,335)

NET LOSS COMMON PER SHARE
Basically and Fully Dilluted	**	(0.01)
**Less than .01

WEIGHTED AVERAGE COMMON SHARES
OUTSTANDING, BASIC AND DILUTED	$79,758,837	$47,973,021

The accompanying notes are an integral part of these financial statements.

CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION
Statement of Stockholders' Equity
For the Years Ended December 31, 2006 and 2005

				Allowance for
	Common Stock			Doubtful
			Stock Subscriptions	Stock Subscriptions	Retained
	Shares	Amount	Receivables	Receivables	(Deficit)	Total

Balances, January 1, 2005	46,160,733	$4,912,289	$-	$-	$(5,798,829)	$(886,540)

Cancellation of shares on March 04, 2005	(13,848,220)	(1,000)	-	-	-	(1,000)

Issuance of stock for services	2,246,324	67,390	-	-	-	67,390

Proceeds from issuance of shares	45,200,000	452,000	(452,000)	452,000	-	452,000

Net Income(Loss) for the year	-	-	-	-	(714,335)	(714,335)

Balances, December 31, 2005	79,758,837	$5,430,679	$(452,000)	$452,000	$(6,513,164)	$(1,082,485)

Net Income(Loss) for the year	-	-	-	-	(113,813)	(113,813)

Balances, December 31, 2006	79,758,837	$5,430,679	$(452,000)	$452,000	$(6,626,977)	$(1,196,298)

The accompanying notes are an integral part of these financial statements.

CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION
Statement of Cash Flows
For the Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(113,813)	$(714,335)
Adjustments to reconcile net loss to net cash used in operating activities:
Bad debt	-	463,350
Interest income	-	(11,350)
Issuance of common shares for consulting services rendered	-	67,390
Accounts payable and accrued liabilities	67,038	68,598
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(46,776)	(126,347)

CASH FLOWS FROM INVESTING ACTIVITIES:
NET CASH (USED IN) INVESTING ACTIVITIES	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from related parties	46,776	126,347
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	46,776	126,347

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-	-

CASH AND CASH EQUIVALENTS
Beginning of Period	-	-
End of Period	$-	$-

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity
China Pharmaceuticals International Corporation (the “Company”) was incorporated on November 25, 2003 in the British Virgin Islands, formerly known as China Pharmaceuticals, Corp., Wilmington Rexford, Inc., E-Trend Networks, Inc., Cool Entertainment, Inc. and prior to March 1, 1999, Minas Novas Gold Corp. Minas Novas Gold Corp was incorporated in the State of Colorado on June 17, 1996, to engage in mining operations. On March 1, 1999, the Company acquired Cool Entertainment, Inc. and changed its name accordingly. From March 1, 1999 to November 2000, the Company was able to generate only a minimal amount of revenues. On February 21, 2001, the Company acquired E-Trend Networks, Inc. The Company changed its name to E-Trend Networks, Inc. and changed its domicile to the State of Delaware. On December 26, 2001 an agreement was reached whereby a new organization and management team led by eAngels Equity, LLC would acquire controlling interest in E-Trend Networks, Inc. Effective February 19, 2002, the Company changed its name to Wilmington Rexford, Inc. On February 13, 2004, the Company entered into an agreement with China Merchants DiChain Investment Holdings Limited, pursuant to which the Company spun out shares of it wholly owned subsidiary, E-Trend Networks, Inc. On March 25, 2004 the Company changed its name to China Pharmaceuticals Corporation. Effective August 26, 2004, the Company changed its domicile to the British Virgin Islands and its name to Chains Pharmaceuticals International Corporation. Since October 2003, the Company has not engaged in business activities.

Basis of Presentation
The financial statements included herein were prepared under the accrual basis of accounting.

Cash and Cash Equivalents
For purposes of the Statement of Cash Flows, the Company considers liquid investments with an original maturity of three months or less to be cash equivalents.

Management’s Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income (Loss)
The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 130, “Reporting Comprehensive Income,” which establishes standards for the reporting and display of comprehensive income and its components in the consolidated financial statements.

Foreign Currencies
Assets and liabilities denominated in respective functional currencies are translated into United States Dollars at the exchange rate as of the balance sheet date.  The share capital and retained earnings are translated at exchange rates prevailing at the time of the transactions. Revenues, costs, and expenses denominated in respective functional currencies are translated into United States Dollars at the weighted average exchange rate for the period. The effects of foreign currencies translation adjustments are included as a separate component of accumulated other comprehensive income.

Loss Per Share
The Company applies Statement of Financial Accounting Standards No. 128, “Earnings Per Share” (FAS 128) which requires dual presentation of net earnings (loss) per share: Basic and Diluted.  Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the period.  Diluted earnings per share is computed using the weighted average number of common shares outstanding during the period adjusted for the effect of dilutive outstanding options and warrants.  Outstanding stock options and warrants were not considered in the calculation of diluted net loss per share as their effect was anti-dilutive.

Fair Value of Financial Instruments
The carrying amounts reported in the balance sheet for cash, accounts receivable, accounts payable, and loans payable approximate fair value based on the short-term maturity of these instruments.  The carrying value of the Company’s long-term debt approximated its fair value based on the current market conditions for similar debt instruments.

Recently Issued Accounting Pronouncements
In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.” SFAS No. 155 amends SFAS No 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS No. 155, permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest, other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of the Company’s first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 is not expected to have a material impact on the Company’s results of operations or financial position.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109,” (“FIN 48”), which prescribes a recognition threshold and measurement attribute, as well as criteria for subsequently recognizing, derecognizing and measuring uncertain tax positions for financial statement purposes. FIN 48 also requires expanded disclosure with respect to the uncertainty in income tax assets and liabilities. FIN 48 is effective for fiscal years beginning after December 15, 2006, which will be the Company’s calendar year 2007, and is required to be recognized as a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. The adoption of FIN 48 is not expected to have a material impact on the Company’s consolidated results of operations or financial position.

In June 2006, the Financial Accounting Standards Board (“FASB”) ratified the provisions of Emerging Issues Task Force (“EITF”) Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” EITF Issue No. 06-3 requires that the presentation of taxes within revenue-producing transactions between a seller and a customer, including but not limited to sales, use, value added, and some excise taxes, should be on either a gross (included in revenue and cost) or a net (excluded from revenue) basis. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The disclosure of those taxes can be done on an aggregate basis. EITF Issue No. 06-3 is effective for fiscal years beginning after December 15, 2006, which will be the Company’s calendar year 2007. The adoption of EITF Issue No. 06-3 is not expected to have a material impact on the Company’s results of operations or financial position.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No.108 (“SAB No. 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements.” SAB No. 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB No. 108 is effective for the fiscal year beginning November 15, 2006. The adoption of SAB No. 108 is not expected to have a material impact on the Company’s results of operations or financial position.

In March 2006, the FASB issued SFAS No. 156. This Statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement is effective as of the beginning of its first fiscal year that begins after September 15, 2006.

An entity should apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions after the effective date of this Statement.

In September 2006, the FASB issued SFAS No. 157 and No. 158. Statement No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice.

Statement No. 158 is an amendment of FASB Statements No. 87, 88, 106, and 132(R). It improves financial reporting by requiring an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The Company does not expect application of SFAS No. 156, 157 and 158 to have a material effect on its financial statements.

On February 15, 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” (“SFAS 159”). This standard permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions of SFAS No. 159 are elective; however, the amendment to FASB No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” applies to all entities that own trading and available-for-sale securities. The fair value option created by SFAS 159 permits an entity to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity (i) makes that choice in the first 120 days of that year, (ii) has not yet issued financial statements for any interim period of such year, and (iii) elects to apply the provisions of FASB 157. Management is currently evaluating the impact of SFAS 159, if any, on the Company’s financial statements.

NOTE B - SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosures of cash flow information for the period ended December 31, 2006 and 2005 is summarized as follows:

Cash paid during the period ended December 31, 2006 and 2005 for interest and income taxes:

2006                      2005
Income Taxes                                                                                      $    -0-                         -0-
Interest                                                                                                $    -0-                         -0-
Common Stock Issued for Stock Subscriptions Receivable                      $    -0-                 452,000
Common Stock Cancelled for Reversal of Investment                            $    -0-                     1,000

NOTE C - SEGMENT REPORTING

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information.”  This statement requires companies to report information about operating segments in interim and annual consolidated financial statements.  It also requires segment disclosures about products and services, geographic areas, and major customers.  The Company determined that it did not have any separately reportable operating segments as of December 31, 2006 and 2005.

NOTE D - NOTES PAYABLE - CURRENT AND LONG-TERM

As of December 31, 2006, notes payable consist of the following:
2006                         2005
Unsecured note payable to an unrelated party.
Bearing 10 % interest with a maturity date of May 16, 2004                     $ 100,000                     100,000

For the years ended December 31, 2006 and 2005, accrued interest was $36,274 and $26,274, respectively.

NOTE E – CONTIGENCIES

As of December 31, 2006, the Company owed a total of $375,244 to eAngels EquiDebt Partners (“eAngels”). The due balance bears interest at 10% per year. For the year ended December 31, 2006 and 2005, accrued interest was $112,573 and the $75,049, respectively. The Company has disputed their liability for this debt.

As of December 31, 2006, the Company owed a total of $100,000 on a note payable. The note bears interest at 10% per year and is in default. For the year ended December 31, 2006 and 2005, accrued interest was $36,274 and $26,274, respectively. The Company has disputed their liability for this debt.

As of December 31, 2006, the Company owed a total of $2,000 for consulting services provided by FutureVest, Inc. The Company has disputed their liability for this amount.

As of December 31, 2006, the Company owed a total of $24,000 for consulting services provided by Alexis Global, Inc. The Company has disputed their liability for this amount.

NOTE F - RELATED-PARTY TRANSACTIONS

Related Parties Payable Stockholder
China Technology Global Corporation, a company indirectly owned by DiChain Holdings Limited, and China Merchants DiChain (Asia) Limited (“China Merchants DiChain”) have advanced $205,708 and $197,128 to the Company, respectively, since October 1, 2003. These advances have been made on an interest-free basis, with no fixed term or repayment date.

DiChain Holdings Limited and DC Capital Management, Inc., companies sharing mutual ownership with the Company, have advanced $26,790 and $9,000 to the Company, respectively, since January 1, 2005. These advances have been made on an interest-free basis, with no fixed term or repayment date.

Farsight Holdings Limited, an affiliate of the Company, has advanced $46,000 since June 1, 2006. These advances have been made on an interest-free basis, with no fixed term or repayment date.

Accounts Payable Officers and Directors
As of December 31, 2006 and 2005, no executive officers, directors, employees or former executive officers and directors of the Company are indebted to the Company.

Share of Business Offices
The Company shares the offices of DC Capital Management, Inc. from January 01, 2006 to December 31, 2006, and is allocated HK$13,400 per month (US$ 1,718) as its pro rata share of the cost of the facility. There is no written agreement regarding this office sharing agreement.

NOTE F - RELATED-PARTY TRANSACTIONS (CONT’D)

Share of Office Staff
The Company shares the office staff of DC Capital Management, Inc. from January 01, 2006 to December 31, 2006, and is allocated HK$10,000 per month (US$ 1,282) as its pro rata share of the cost. There is no written agreement regarding this staff sharing agreement.

NOTE G -COMPREHENSIVE INCOME

Statement of Financial Accounting Standards (SFAS) No. 130, “Reporting Comprehensive Income,” establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated comprehensive income, as presented in the accompanying statement of changes in stockholders’ equity consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit. For the years ended December 31, 2006 and 2005, total comprehensive income was $0 and $0, respectively.

NOTE H - GOING CONCERN

As shown in the accompanying audited financial statements, the Company has a deficit book value and a negative cash flow from operations that have placed substantial doubt as to whether the Company can continue as a going concern. The ability of the Company to continue as a going concern is dependent on developing operations, increasing revenues, and obtaining new capital. As of this report date management has not enacted a plan to raise capital and increase sales.

NOTE I - INCOME TAXES

The components of income taxes were as follows:

	2006	2005

Income tax benefit at combined statutory rate of 42.62%	$48,507	$111,807
Change in Valuation Allowance	(48,507)	(111,807)

Income Tax Benefit	$-	$-

The income tax benefit for the year ended December 31, 2006 and 2005, differed from the combined federal and provincial statutory rates due principally to the decrease in the deferred tax asset valuation allowance.

Due to mainly operating losses and the inability to recognize an income tax benefit there from, there is no provision for current federal or state income taxes for the year ended December 31, 2006 and 2005.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for federal and state income tax purposes.

At December 31, 2006, the approximate deferred tax assets were as follows:

Non-capital loss carryforwards	$2,215,601
Capital assets	-
Total deferred tax assets	2,264,108
Less valuation allowance	(2,264,108)

$-

NOTE J – STOCK SUBCRIPTIONS RECEIVABLE

The Company issued 45,200,000 shares on September 21, 2005 at $0.01 per share as follows:

Company	Shares	USD
Global China Enterprises Limited	7,500,000	$75,000
Mart Express Limited	7,500,000	75,000
Rich Gush Limited	7,500,000	75,000
Mart Burkit Limited	7,500,000	75,000
Sino Castle Holdings Limited	7,500,000	75,000
Fivestar International Limited	7,700,000	75,000
TOTAL	45,200,000	$452,000

As of December 31, 2006, the investing companies have not paid the subscription amount of $452,000.