Form 20-F
CHINA PHARMACEUTICALS INTERNATIONAL CORP
filed 2008-06-26
CIK 1081823

United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 20-F

(Mark One)
[ ]           Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or
[X]           Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007

or

[   ]           Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from _________ to  _________
or

[   ]           Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . . .

Commission file number: 0-28879

China Pharmaceuticals International Corporation
(Exact name of Registrant as specified in its charter)

China Pharmaceuticals International Corporation
(Translation of Registrant=s name into English)

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

87,196,351 Common Shares as of December 31, 2007

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[  ] Yes                                [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  [  ] Yes[X] No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

Selected Financial Data

The selected financial data of the Company for the year ended December 31, 2007 and 2006 was derived from the  financial statements of the Company which have been audited by Lake & Associates CPA’s LLC, the December 31, 2005 financial data was derived from the audited financial statements of Bongiovanni & Associates PA our prior auditor as indicated in their report which is included elsewhere in this report.  The selected financial data set forth for the years ended September 30, 2004, and 2003 is derived from the Company’s audited consolidated financial statements, not included herein.

The information in the following table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading “Item 5.  Operating and Financial Review and Prospects.”

	Year Ended December 31,			Year Ended September 30,
	2007	2006	2005	2004	2003
Revenues	$-	$-	$-	$-	$1,517,822
Loss from operations	$(68,503)	$(113,813)	$(678,154)	$(643,448)	$(460,465)
Loss from continuing operations	$(68,503)	$(113,813)	$(714,335)	$(643,448)	$(460,465)
Net loss	$(68,503)	$(113,813)	$(714,335)	$(643,448)	$(460,465)
Comprehensive loss	$(68,503)	$(113,813)	$(714,335)	$(651,220)	$(623,056)
Net loss from per share	$(0.0009)	$(0.0014)	$(0.01)	$(0.02)	$(0.98)
Total assets	$-	$-	$-	$1,000	$318,808
Stockholders’ equity (deficit)	$(1,264,801)	$(1,196,298)	$(1,082,485)	$(710,797)	$(358,389)
Weighted average number of shares	82,530,075	79,758,837	47,973,021	28,249,500	636,514
Dividends per share	$-	$-	$-	$-	$-

Risk Factors

The Company has limited financial resources and if the Company is unable to secure additional funding and/or a business opportunity, the Company may fail.

As of December 31, 2007, the Company had no cash and a working capital deficit of $1,264,801.  It currently has no business operations.  Without additional funding and/or a business opportunity, the Company may not continue to exist. As a result, for the year ended December 31, 2007, the Company's auditors, in Note H of the Financial Statements, have noted that there is substantial doubt about the Company's ability to continue as a going concern.  The Company's existence is dependent upon management funding operations and raising sufficient capital. At this point in time, it is impossible to state an amount of additional funding which the Company believes would remove the going concern opinion.

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

The trading volume of the Company’s stock is low, thereby making the market price of the stock subject to wide fluctuations in price, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of the Company’s common shares fluctuated from a low of $0.02 to a high of $0.10 during the 12-month period ending December 31, 2007.  Continued price fluctuations will have a significant impact on the Company’s ability to complete equity financings.

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

The Company’s registered agent is Victon Registrations Limited Room 502-3 Commercial House, 35 Queen’s Road Central, Hong Kong.  Its principal business office is located at Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China since 1st Oct, 2005. The telephone number is 86.755. 3398 3366 and the facsimile number is 86.755.3398 3368.  The Company does not have a registered agent in the United States.

On September 21, 2005, the Company issued a total of 45,200,000 shares of its common stock to six buyers. As of the date of this filing, the buyers have not settled the subscription money and $452,000 is still owed to the Company.  It is uncertain whether the Company will be able to collect the subscription money.  As a result, management has recorded an allowance for doubtful stock subscriptions receivable of $452,000 to reflect this uncertainty.  Pursuant to its Articles of Association, the Company may, upon written notice to the six buyers, treat the unpaid for shares as cancelled shares, but has not opted to do so as of the date of this filing.  Furthermore, pursuant to the subscription agreements, the Company accrued interest on the Subscription Receivable at the rate of Hong Kong Prime plus 2% from September 28, 2005 through December 31, 2005, for a total of $11,350.  However, in estimating uncollectible accounts, management recorded an allowance for doubtful accounts of $11,350. As of December 31, 2007 the balance remains unpaid.

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

Property, Plants and Equipment

The Company’s corporate office is located at Unit 3611, 36/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong from January 1, 2005 to December 30, 2005. The Company shares the offices of China Merchants DiChain and is allocated HK$15,000 (US$1,923 as of October 01, 2005) as its pro rata share of the cost of the facility. Since 1st Oct, 2005, the Company’s corporate office is located at Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China. The Company shares the offices of DC Capital Management, Inc. and is allocated HK$13,400 (US$1,718 as of January 01, 2006) as its’ pro rata share of the cost of the facility. During 2007 the company did not incur any rent expense.  It currently has no employees or operations

Item 5.	Operating and Financial Review and Prospects.

The following discussion of the results of operations of the Company for the year ended December 31, 2007, 2006 and 2005 should be read in conjunction with the financial statements of the Company and related notes included therein.

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

For the year ended December 31, 2007, the Company's auditors, in Note H of the Financial Statements, have noted that there is substantial doubt about the Company's ability to continue as a going concern.  The Company's existence is dependent upon management funding operations and raising sufficient capital. At this point in time, it is impossible to state an amount of additional funding which the Company believes would remove the going concern opinion.

Operating Results

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006 and 2005

The Company did not have any business operations during the twelve months ended December 31, 2007 or 2006.  Despite the disposition of these business operations, the Company continued to incur general and administrative expenses to maintain the Company’s existence as a reporting company with the Securities and Exchange Commission whose stock is traded on the OTC Bulletin Board. Total operating expenses and net loss were each $68,503 for the year ended December 31, 2007 and $113,813 for the year ended December 31, 2006.

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

Liquidity and Capital Resources

At December 31, 2007, the Company had no cash, the same as December 31, 2006.  The Company used cash of $20,943 for operating activities.  Cash was provided by advances from related parties in the sum of $20,943.

The Company also anticipates spending approximately $25,000 during fiscal 2008 for administrative and other operating expenditures.  It will depend upon advances from related parties to fund these expenditures.

As of December 31, 2007, the Company owed a total of $100,000 on a note payable. The note bears interest at 10% per year and is in default. For the year ended December 31, 2007 and 2006, accrued interest was $46,274 and $36,274, respectively. The Company has disputed their liability for this debt.

There are no material commitments for capital expenditures during fiscal 2008. Other than the inter company advances from Farsight Holdings, Ltd. which have been made on an interest-free basis, with no fixed term or repayment date, there is no debt owed by the Company.

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

Directors and Senior Management

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this annual report, are as follows:

Name	Position with the Company	Term of Office (for each office held)
FAN Di	Chief Executive Officer President Acting Chief Financial Officer Director	July 2004 to present August 2006 to present February 2004 to present
FU Li	Assistant President Corporate Secretary	August 2007 to present August 2005 to present July 2006 to present

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

Compensation

During the fiscal year ended December 31, 2007, the directors and officers of the Company, as a group, had received or charged the Company a total of $0 for services rendered by the directors and officers or companies owned by the individuals.  No amounts were set aside or accrued by the Company to provide pension, retirement or similar benefits.

Employees

As of December 31, 2007, the Company had no full-time employees in the area of management and administration.

Share Ownership

The following table sets forth certain information regarding ownership of the Company’s common shares by the Company’s officers and directors as of June 23, 2008.

Title of Class	Name and Address of Owner	Shares and Rights Beneficially Owned or Controlled (1)	Percent of Class (1)
Common Stock	FAN Di (2) Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China	23,588,444	27.05%
Common Stock	FU Li Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China	-0-	0%

(1)
Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from June 23, 2008, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 79,758,837 shares of common stock outstanding as of June 23, 2008.

(2)
These shares are held of record by China Merchants DiChain Investment Holdings Limited.  As Dr. FAN is a director of China Merchants DiChain Investment Holdings Limited and a director of the sole controlling shareholder of China Merchants DiChain Investment Holdings Limited, he is deemed to be beneficial owner of these shares.

Item 7.	Major Shareholders and Related Party Transactions.

Principal Holders of Voting Securities

The following table sets forth certain information regarding ownership of the Company’s common shares by the beneficial owners of 5% or more of each class of the Company’s voting securities as of June 23, 2008.

Title of Class	Name and Address of Owner	Shares and Rights Beneficially Owned or Controlled (1)	Percent of Class (1)
Common Stock	China Merchants DiChain Investment Holdings Limited (2) Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China	23,588,444	27.05%
Common Stock	Dr. FAN Di (2) Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China	23,588,444	27.05%
Common Stock	Fivestar International Limited R2908, 29/F, Guo Ji Ming Yuan, You Yi Road, Luo Hu District, Shen Zhen Province, 518000, Guang Dong Province, P. R. China	7,700,000	9.65%
Common Stock	Sino Castle Holdings Ltd R2908, 29/F, Guo Ji Ming Yuan, You Yi Road, Luo Hu District, Shen Zhen Province, 518000, Guang Dong Province, P. R. China	7,500,000	9.40%
Common Stock	Mart Burkit Limited R2908, 29/F, Guo Ji Ming Yuan, You Yi Road, Luo Hu District, Shen Zhen Province, 518000, Guang Dong Province, P. R. China	7,500,000	9.40%
Common Stock	Rich Gush Limited R2908, 29/F, Guo Ji Ming Yuan, You Yi Road, Luo Hu District, Shen Zhen Province, 518000, Guang Dong Province, P. R. China	7,500,000	9.40%
Common Stock	Mart Express Limited R2908, 29/F, Guo Ji Ming Yuan, You Yi Road, Luo Hu District, Shen Zhen Province, 518000, Guang Dong Province, P. R. China	7,500,000	9.40%
Common Stock	Global China Enterprises Limited R2908, 29/F, Guo Ji Ming Yuan, You Yi Road, Luo Hu District, Shen Zhen Province, 518000, Guang Dong Province, P. R. China	7,500,000	9.40%
Common Stock	Asian Century Development Limited C/O 16F Chinese Bank Building, 61 Des Veoux Road Central Hong Kong	6,929,450	8.68%
Common Stock	Cede & Co. PO Box #20 Bowling Green Station New York, NY 10004	4,120,214	5.16%

(1)	Based on 87,196,351 shares of common stock outstanding as of June 23, 2008.

(2)
These shares are held of record by China Merchants DiChain Investment Holdings Limited.  As Dr. FAN is a director of China Merchants DiChain Investment Holdings Limited and a director of the sole controlling shareholder of China Merchants DiChain Investment Holdings Limited, he is deemed to be beneficial owner of these shares.

Control by Foreign Government or Other Persons

As of June 23, 2008 the Company was 27.05% indirectly owned by DiChain Holdings Limited, an investment holding company located in Hong Kong.

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

As of June 23, 2008, there were 79 registered holders of the Company’s common shares in the United States, with combined holdings of 6,823,402 shares, representing 7.82% of the issued shares of the Company.  In addition, CEDE & Co held 4,120,214 shares of record, representing 4.72% of the issued shares of the Company.  The Company does not know how many beneficial shareholders it has in the United States, but management believes there are less than 300 such shareholders.

Related Party Transactions

Other than as disclosed below, for the period from December 31, 2006 through December 31, 2007, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals’ family; (d) key management personnel and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

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

China Technology Global Corporation, a company indirectly owned by DiChain Holdings Limited, and China Merchants DiChain (Asia) Limited (“China Merchants DiChain”) have advanced $205,708 and $197,128 to the Company, respectively, since October 1, 2003. These advances have been made on an interest-free basis, with no fixed term or repayment date. DiChain Holdings Limited and DC Capital Management, Inc., companies sharing mutual ownership with the Company, have advanced $26,790 and $45,000 to the Company, respectively, since January 1, 2005. These advances have been made on an interest-free basis, with no fixed term or repayment date. Farsight Holdings Limited, an affiliate of the Company, has advanced $46,000 since January 1, 2006. These advances have been made on an interest-free basis, with no fixed term or repayment date.

On August 16, 2007 the company issued 7,437,514 common shares as payment for the above related company payables.  The stock was issued at the most recent stock sale of $.07 per share for a total value of $520,626

Farsight Holdings Limited, an affiliate of the Company, has advanced $20,943. since June 1, 2007. These advances have been made on an interest-free basis, with no fixed term or repayment date.

Indebtedness of Directors, Officers, Promoters and Other Management

No executive officers, directors, employees or former executive officers and directors of the Company are indebted to the Company.  None of the directors, executive officers or proposed nominees of the Company, or any associate or affiliate of these individuals, is or has been indebted to the Company since January 1, 2005.

Item 8.  Financial Information.

Financial Statements and Other Financial Information
DDescription	Page

China Pharmaceuticals International Corporation Consolidated Financial Statements

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

The following table sets forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the OTCBB, and predecessor exchanges, for the periods indicated:

OTCBB Stock Trading Activity

		Sales Price
Year Ended	Volume	High	Low
December 31, 2007	776,000	$0.10	$0.02
December 31, 2006	4,661,200	$0.20	$0.03
December 31, 2005	7,199,400	$0.80	$0.02
December 31, 2004	4,633,887	$8.95	$0.02
September 30, 2003*	936,022	$0.149	$0.02
September 30, 2002	3,645,100	$1.02	$0.10
September 30, 2001	6,107,200	$2.50	$0.02
September 30, 2000	40,835,000	$1.8438	$0.08

*           Fifteen-months ended September 30, 2003

		Sales Price
Quarter Ended	Volume	High	Low
December 31, 2006	428,900	$0.12	$0.05
September 30, 2006	184,300	$0.11	$0.06
June 30, 2006	554,500	$0.17	$0.11
March 31, 2006	3,493,500	$0.20	$0.03
December 31, 2005	767,900	$0.05	$0.02
September 30, 2005	4,100,000	$0.13	$0.02
June 30, 2005	754,700	$0.15	$0.06
March 31, 2005	1,576,800	$0.80	$0.10
December 31, 2004	318,371	$3.90	$0.40
September 30, 2004	57,303	$3.25	$1.27
June 30, 2004	66,522	$6.75	$2.00
March 31, 2004	4,191,691	$8.95	$0.02
December 31, 2003	36,422	$0.03	$0.02
September 30, 2003	56,100	$0.05	$0.03
June 30, 2003	195,700	$0.11	$0.02
March 31, 2003	159,600	$0.04	$0.03
December 31, 2002	488,200	$0.149	$0.02
September 30, 2002	1,019,300	$0.29	$0.10

		Sales Price
Month Ended	Volume	High	Low
December 31, 2007	25,100	$0.03	$0.02
November 30, 2007	134,300	$0.04	$0.03
October 31, 2007	88,200	$0.04	$0.03
September 30, 2007	19,400	$0.06	$0.04
August 31, 2007	20,900	$0.08	$0.06
July 31, 2007	6,000	$0.10	$0.10
June 30, 2007	300,800	$0.10	$0.06
May 31, 2007	10,600	$0.08	$0.03
April 30, 2007	9,000	$0.08	$0.03
March 31, 2007	89,600	$0.08	$0.03
February 28, 2007	47,400	$0.08	$0.06
January 31, 2007	24,700	$0.09	$0.06

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

None

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

Not applicable

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

During the fiscal year ended December 31, 2007, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16C.  Principal Accountant Fees and Services.

Audit Fees

For the fiscal years ended December 31, 2006 and December 31, 2007, the Company’s principal accountant billed $15,000 and $15,000, respectively, for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees

For the fiscal years ended December 31, 2006 and December 31, 2007, the Company’s principal accountant billed $nil and $nil, respectively, for assurance and related services that were reasonably related to the performance of the audit or review of the Company’s financial statements outside of those fees disclosed above under “Audit Fees”.

Tax Fees

For the fiscal years ended December 31, 2006 and December 31, 2007, the Company’s principal accountant billed $nil and $nil, respectively, for tax compliance, tax advice, and tax planning services.

All Other Fees

For the fiscal years ended December 31, 2006 and December 31, 2007, the Company’s principal accountant billed $nil and $nil, respectively, for products and services other than those set forth above.

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

Principal Accountant Services

To the best of the Company’s knowledge, the percentage of hours expended on the Company’s principal accountant’s engagement to audit the Company’s financial statements for the fiscal year ended December 31, 2007, that were attributed to work performed by persons other than the principal accountant’s full-time permanent employees was less than fifty percent (50%).

Item 16D.  Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Persons.

Not applicable.

PART III

Item 17.  Financial Statements.

Not applicable.

Item 18.  Financial Statements.

See page 17-23

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

                                CHINA PHARMACEUTICALS INTERNATIONAL
                      CORPORATION

Dated: June 23, 2008	/s/ FAN Di
                                                FAN Di, President (Chief Executive Officer), Acting Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of China Pharmaceuticals International Corporation

We have audited the accompanying balance sheet of China Pharmaceuticals International, Corporation (the “Company”) as of December 31, 2007 and 2006 and related statements of operations, stockholders’ deficit, and cash flows for the years ending December 31, 2007 and 2006. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of China Pharmaceuticals International, Corporation as of December 31, 2005 were audited by other auditors whose report dated July 7, 2006, expressed an unqualified opinion on those statements.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of China Pharmaceuticals International Corporation as of December 31, 2007 and 2006 and the results of its operations and its cash flows for years ended December 31, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.

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

/s/Lake & Associates CPA’s LLC
Boca Raton, Florida
June 23, 2008

Bongiovanni & Associates, P.A.

17111 Kenton Drive – Suite 100-B
Cornelius, North Carolina 28031

Phone (704) 892-8733

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders:
China Pharmaceuticals International Corporation
Units 3207-8, 32/F
West Tower, Shun Tak Centre
168-200 Connaught Road Central, Hong Kong

We have audited the accompanying consolidated balance sheets of China Pharmaceuticals International Corporation (a British Virgin Islands corporation) as of December 31, 2004 and December 31, 2005 and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ deficit, and cash flows for the year ended September 30, 2003, the fifteen months ended December 31, 2004 and the year ended December 31, 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  The Company has suffered recurring losses and has yet to generate an internal cash flow that raises substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Bongiovanni & Associates, PA
Cornelius, NC
July 7, 2006

CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION
BALANCE SHEET
As of December 31, 2007 ,2006, 2005

ASSETS

	2007	2006	2005
CURRENT ASSETS
Investment	$-	$-	$-

TOTAL ASSETS	-	-	-

LIABILITIES AND STOCKHOLDERS' EQUITY (Deficit)

CURRENT LIABILITIES
Other payables and accrued liabilities	622,458	574,898	543,860
Advances from related parties	21,718	521,401	438,625
Note payable	100,000	100,000	100,000
TOTAL LIABILITIES	744,176	1,196,298	1,082,485

STOCKHOLDERS' EQUITY (DEFICIT)
Paid-in Capital, no par value, 500,000,000 shares authorized
87,196,351 as of 2007 and 79,758,837 shares issued and outstanding 2006 and 2005	5,951,305	5,430,679	5,430,679
Stock subscriptions receivable	(452,000)	(452,000)	(452,000)
Allowance for doubtful stock subscriptions receivable	452,000	452,000	452,000
Retained Earnings (Deficit)	(6,695,480)	(6,626,977)	(6,513,164)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(744,176)	(1,196,298)	(1,082,485)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
REVENUES
Sales	$-	$-	$-
Cost of Sales	-	-	-
GROSS PROFIT	-	-	-

OPERATING EXPENSES
General and administrative expenses	68,503	113,813	214,804
Bad debts	-	-	463,350
TOTAL OPERATING EXPENSES	68,503	113,813	678,154

OPERAING INCOME (LOSS)	(68,503)	(113,813)	(678,154)

INCOME FROM CONTINUING OPERATIONS
Interest and other (expense) income, net	-	-	(36,181)

NET INCOME (LOSS)	(68,503)	(113,813)	(714,335)

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	-	-	-

COMPREHENSIVE LOSS	$(68,503)	$(113,813)	$(714,335)

NET LOSS COMMON PER SHARE
Basically and Fully Dilluted	**	**	(0.01)
**Less than .01

WEIGHTED AVERAGE COMMON SHARES
OUTSTANDING, BASIC AND DILUTED	82,530,075	79,758,837	47,973,021

The accompanying notes are an integral part of these financial statements.

CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION
Statement of Stockholders' Equity
For the Years Ended December 31, 2007, 2006 and 2005

				Allowance for
	Common Stock			Doubtful
			Stock Subscriptions	Stock Subscriptions	Retained
	Shares	Amount	Receivables	Receivables	(Deficit)	Total

Balances, January 1, 2005	46,160,733	$4,912,289	$-	$-	$(5,798,829)	$(886,540)

Cancellation of shares on March 04, 2005	(13,848,220)	(1,000)	-	-	-	(1,000)

Issuance of stock for services	2,246,324	67,390	-	-	-	67,390

Proceeds from issuance of shares	45,200,000	452,000	(452,000)	452,000	-	452,000

Net Income(Loss) for the year	-	-	-	-	(714,335)	(714,335)

Balances, December 31, 2005	79,758,837	$5,430,679	$(452,000)	$452,000	$(6,513,164)	$(1,082,485)

Net Income(Loss) for the year	-	-	-	-	(113,813)	(113,813)

Balances, December 31, 2006	79,758,837	$5,430,679	$(452,000)	$452,000	$(6,626,977)	$(1,196,298)

Issuance of stock for services and debt	7,437,514	520,626	-	-	-	520,626

Net Income(Loss) for the year	-	-	-	-	(68,503)	(68,503)

Balances, December 31, 2007	87,196,351	$5,951,305	$(452,000)	$452,000	$(6,695,480)	$(744,176)

The accompanying notes are an integral part of these financial statements.

CHINA PHARMACEUTICALS INTERNATIONAL CORPORATION
Statement of Cash Flows
For the Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(68,503)	$(113,813)	$(714,335)
Adjustments to reconcile net loss to net cash used in operating activities:
Bad debt	-	-	463,350
Interest income	-	-	(11,350)
Issuance of common shares for consulting services rendered	-	-	67,390
Accounts payable and accrued liabilities	47,560	67,038	68,598
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(20,943)	(46,775)	(126,347)

CASH FLOWS FROM INVESTING ACTIVITIES:
NET CASH (USED IN) INVESTING ACTIVITIES	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from related parties	20,943	46,776	126,347
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	20,943	46,776	126,347

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-	-	-

CASH AND CASH EQUIVALENTS
Beginning of Period	-	-	-
End of Period	$-	$-	$-

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

Fair Value Accounting
In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 were adopted January 1, 2008. In February 2008, the FASB staff issued Staff Position No. 157-2 "Effective Date of FASB Statement No. 157" ("FSP FAS 157-2"). FSP FAS 157-2 delayed the effective date of FAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

The provisions of FSP FAS 157-2 are effective for the Company's fiscal year beginning January 1, 2009. FAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FAS 157 are described below:

         Level 1      Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

        Level 2      Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

         Level 3      Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As of December 31, 2007, the Company has no financial assets or liabilities.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Recently Issued Accounting Pronouncements

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

In December 2007, the FASB issued two new statements: (a.) SFAS No. 141(revised 2007), Business Combinations, and (b.) No. 160, Noncontrolling Interests in Consolidated Financial Statements. These statements are effective for fiscal years beginning after December 15, 2008 and the application of these standards will improve, simplify and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. The Company is in the process of evaluating the impact, if any, on SFAS 141 (R) and SFAS 160 and does not anticipate that the adoption of these standards will have any impact on its financial statements.

(a.)  SFAS No. 141 (R) requires an acquiring entity in a business combination to: (i) recognize all (and only) the assets acquired and the liabilities assumed in the transaction, (ii) establish an acquisition-date fair value as the measurement objective for all assets acquired and the liabilities assumed, and (iii) disclose to investors and other users all of the information they will need to evaluate and understand the nature of, and the financial effect of, the business combination, and, (iv) recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase.

(b.) SFAS No. 160 will improve the relevance, comparability and transparency of financial information provided to investors by requiring all entities to: (i) report noncontrolling (minority) interests in subsidiaries  in  the  same  manner, as  equity but separate from the parent’s equity, in consolidated financial statements, (ii) net income attributable to the parent and to the non-controlling interest must be clearly identified and presented on the face of the consolidated statement of income, and (iii) any changes in the parent’s ownership interest while the parent retains the controlling financial interest in its subsidiary be accounted for consistently.

In March 2008, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 161, "Disclosures about Derivative Instruments and Hedging Activities", an amendment of FASB Statement No. 133 ("SFAS No. 161"). The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company does not believe that SFAS No. 161 will have a material impact on its financial statements.

NOTE B - SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosures of cash flow information for the period ended December 31, 2007, 2006 and 2005 is summarized as follows:

Cash paid during the period ended December 31, 2007, 2006 and 2005 for interest and income taxes:

2007    2006    2005
Income Taxes                                                                                    $-0-     $-0-     $-0-
Interest                                                                                              $-0-     $-0-     $-0-
Common Stock Issued for Stock Subscriptions Receivable                    $-0-     $-0-     $452,000
Common Stock Cancelled for Reversal of Investment                           $-0-     $-0-     $1,000

NOTE C - SEGMENT REPORTING

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information.”  This statement requires companies to report information about operating segments in interim and annual consolidated financial statements.  It also requires segment disclosures about products and services, geographic areas, and major customers.  The Company determined that it did not have any separately reportable operating segments as of December 31, 2007, 2006 and 2005.

NOTE D - NOTES PAYABLE - CURRENT AND LONG-TERM

As of December 31, 2007, notes payable consist of the following:
2007          2006           2005
Unsecured note payable to an unrelated party.
Bearing 10 % interest with a maturity date of May 16, 2004       $100,000     $100,000     $100,000

For the years ended December 31, 2007, 2006 and 2005, accrued interest was $46,274, $36,274 and $26,274, respectively.

NOTE E – CONTIGENCIES

As of December 31, 2007, the Company owed a total of $375,244 to eAngels EquiDebt Partners (“eAngels”). The due balance bears interest at 10% per year. For the years ended December 31, 2007, 2006 and 2005, accrued interest was $150,097, $112,573 and the $75,049, respectively. The Company has disputed their liability for this debt.

As of December 31, 2007, the Company owed a total of $100,000 on a note payable. The note bears interest at 10% per year and is in default. For the years ended December 31, 2007, 2006 and 2005, accrued interest was $46,274, $36,274 and $26,274, respectively. The Company has disputed their liability for this debt.

As of December 31, 2007, the Company owed a total of $2,000 for consulting services provided by FutureVest, Inc. The Company has disputed their liability for this amount.

As of December 31, 2007, the Company owed a total of $24,000 for consulting services provided by Alexis Global, Inc. The Company has disputed their liability for this amount.

NOTE F - RELATED-PARTY TRANSACTIONS

Related Parties Payable Stockholder
China Technology Global Corporation, a company indirectly owned by DiChain Holdings Limited, and China Merchants DiChain (Asia) Limited (“China Merchants DiChain”) have advanced $205,708 and $197,128 to the Company, respectively, since October 1, 2003. These advances have been made on an interest-free basis, with no fixed term or repayment date. DiChain Holdings Limited and DC Capital Management, Inc., companies sharing mutual ownership with the Company, have advanced $26,790 and $45,000 to the Company, respectively, since January 1, 2005. These advances have been made on an interest-free basis, with no fixed term or repayment date. Farsight Holdings Limited, an affiliate of the Company, has advanced $46,000 since January 1, 2006. These advances have been made on an interest-free basis, with no fixed term or repayment date.

On August 16, 2007 the company issued 7,437,514 common shares as payment for the above related company payables.  The stock was issued at the most recent stock sale of $.07 per share for a total value of $520,626

Farsight Holdings Limited, an affiliate of the Company, has advanced $20,943 since January 1, 2007. These advances have been made on an interest-free basis, with no fixed term or repayment date.

Share of Business Offices
The Company shared the offices of DC Capital Management, Inc. from January 01, 2006 to December 31, 2006, and is allocated HK$13,400 per month (US$ 1,718) as its pro rata share of the cost of the facility. There is no written agreement regarding this office sharing agreement.  No expenses were incurred for office space during December 31, 2007

Share of Office Staff
The Company shared the office staff of DC Capital Management, Inc. from January 01, 2006 to December 31, 2006, and is allocated HK$10,000 per month (US$ 1,282) as its pro rata share of the cost. There is no written agreement regarding this staff sharing agreement. No expenses were allocated during the year ended December 31, 2007

NOTE G -COMPREHENSIVE INCOME

Statement of Financial Accounting Standards (SFAS) No. 130, “Reporting Comprehensive Income,” establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated comprehensive income, as presented in the accompanying statement of changes in stockholders’ equity consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit. For the years ended December 31, 2007, 2006 and 2005, total comprehensive income was $0, $0 and $0, respectively.

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

NOTE I - INCOME TAXES

The components of income taxes were as follows:

	2007	2006	2005

Income tax benefit at combined statutory rate of 42.62%	$29,195	$48,507	$111,807
Change in Valuation Allowance	(29.195)	(48,507)	(111,807)

The income tax benefit for the year ended December 31, 2007, 2006 and 2005, differed from the combined federal and provincial statutory rates due principally to the decrease in the deferred tax asset valuation allowance.

Due to mainly operating losses and the inability to recognize an income tax benefit there from, there is no provision for current federal or state income taxes for the years ended December 31, 2007,  2006 and 2005.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for federal and state income tax purposes.

At December 31, 2007 and 2006, the approximate deferred tax assets were as follows:

                                                                                                                                2007                    2006
Non-capital loss carryforwards	$2,332,611	$2,264,108
Capital assets		-
Total deferred tax assets	2,332,611	2,264,108
Less valuation allowance	(2,332,611)	(2,264,108)
Income Tax Benefit	$--	$--

NOTE J – STOCK SUBCRIPTIONS RECEIVABLE

The Company issued 45,200,000 shares on September 21, 2005 at $0.01 per share as follows:

               Company                                                                Shares                                     USD
Global China Enterprises Limited                                           7,500,000                                $ 75,000
Mart Express Limited                                                           7,500,000                                   75,000
Rich Gush Limited                                                                7,500,000                                   75,000
Mart Burkit Limited                                                              7,500,000                                   75,000
Sino Castle Holdings Limited                                                 7,500,000                                   75,000
Fivestar International Limited                                                7,700,000                                   75,000
                                    TOTAL                                         45,200,000                               $ 452,000

As of December 31, 2007, the investing companies have not paid the subscription amount of $452,000 the amount is shown as possible uncollectible subscriptions.

NOTE K-EQUITY

On August 16, 2007 the company issued 7,437,514 common shares as payment for related company payables.  The stock was issued at the most recent stock sale of $.07 per share for a total value of $520,626