Form 20-F/A
period 2007-12-31
CHINA PHARMACEUTICALS INTERNATIONAL CORP
filed 2008-09-18
CIK 1081823

United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 20-F/A
Amendment No. 1

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

Directors and Senior Management

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this annual report, are as follows:

Name	Position with the Company	Term of Office (for each office held)
FAN Di	Chief Executive Officer President Acting Chief Financial Officer Director	July 2004 to present August 2006 to present February 2004 to present
FU Li	Director Assistant President Corporate Secretary	August 2007 to present August 2005 to present July 2006 to present

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

Title of Class	Name and Address of Owner	Shares and Rights Beneficially Owned or Controlled (1)	Percent of Class (1)
Common Stock	China Merchants DiChain Investment Holdings Limited (2) Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China	23,588,444	27.05%
Common Stock	Dr. FAN Di (2) Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China	23,588,444	27.05%
Common Stock	Fivestar International Limited R2908, 29/F, Guo Ji Ming Yuan, You Yi Road, Luo Hu District, Shen Zhen Province, 518000, Guang Dong Province, P. R. China	7,700,000	8.83%
Common Stock	Sino Castle Holdings Ltd R2908, 29/F, Guo Ji Ming Yuan, You Yi Road, Luo Hu District, Shen Zhen Province, 518000, Guang Dong Province, P. R. China	7,500,000	8.60%
Common Stock	Mart Burkit Limited R2908, 29/F, Guo Ji Ming Yuan, You Yi Road, Luo Hu District, Shen Zhen Province, 518000, Guang Dong Province, P. R. China	7,500,000	8.60%
Common Stock	Rich Gush Limited R2908, 29/F, Guo Ji Ming Yuan, You Yi Road, Luo Hu District, Shen Zhen Province, 518000, Guang Dong Province, P. R. China	7,500,000	8.60%
Common Stock	Mart Express Limited R2908, 29/F, Guo Ji Ming Yuan, You Yi Road, Luo Hu District, Shen Zhen Province, 518000, Guang Dong Province, P. R. China	7,500,000	8.60%
Common Stock	Global China Enterprises Limited R2908, 29/F, Guo Ji Ming Yuan, You Yi Road, Luo Hu District, Shen Zhen Province, 518000, Guang Dong Province, P. R. China	7,500,000	8.60%
Common Stock	Asian Century Development Limited C/O 16F Chinese Bank Building, 61 Des Veoux Road Central Hong Kong	6,929,450	7.95%
Common Stock	Cede & Co. PO Box #20 Bowling Green Station New York, NY 10004	4,120,214	4.73%

(1)	Based on 87,196,351 shares of common stock outstanding as of June 23, 2008.

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

China Pharmaceuticals International Corporation Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm- Lake & Associates CPA's LLC                                          F-13
Reports of Independent Registered Public Accounting Firm- Bongiovanni & Associates, P.A.                                 F-14
Consolidated Balance Sheets as of December 31, 2007, 2006, and 2005                                                F-15
Consolidated Statements of Operations and Comprehensive Loss for the Years Ended                                                                                                  F-16
December 31, 2007, 2006, and 2005
Consolidated Statements of Stockholders’ Equity for the Years Ended                                                                                                                          F-17
December 31, 2007, 2006, and 2005
Consolidated Statements of Cash Flows for the Years Ended December 31, 2007, 2006, and 2005                                                                                  F-18
Notes to Consolidated Financial Statements                                                                                                                                                                 F-19

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

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable

Item 15.  Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as of the end of the period covered by this annual report, being December 31, 2007, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our company’s management, including our company’s Chief Executive Officer and our Chief Financial Officer. Based upon that evaluation, our company’s Chief Executive Officer and our Chief Financial Officer concluded that our company’s disclosure controls and procedures are effective as at the end of the period covered by this report. There have been no changes in our company’s internal controls over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Disclosure controls and procedures and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time period specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management including our Chief Executive Officer and our Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

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
Lake & Associates CPA’s LLC
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

Recently Issued Accounting Pronouncements (Cont’d)

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