Form 20-F
period 2008-12-31
CHINA PHARMACEUTICALS INTERNATIONAL CORP
filed 2009-06-18
CIK 1081823

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

[X]	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

or

[ ]	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _________ to _________

or

[ ]	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

Commission file number:  0-28879

China Heli Resource Renewable Incorporated

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

7/F, Nan Jue Tower, East Nan Hu Road, Shui Mo Gou District,

Urumqi, Xin Jiang Province, P.R.China

(Address of principal executive offices)

Mr. Di Fan

Chief Executive Officer,

Xin Jiang Province, P.R.China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

872,551 Common Shares as of December 31, 2008

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

[X]  Yes         [   ]  No

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

[   ]  Item 17         [X]  Item 18

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

[X]  U.S. GAAP

[   ]  International Financial Reporting Standards as issued by the International Accounting Standards Board

[   ]  Other

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

PART I

Item 1. Identity of Directors, Senior Management and Advisors.

A.	DIRECTORS AND SENIOR MANAGEMENT.

Name	Age	Title	Business Address

Di Fan	N/A	Chief Executive Officer President Acting Chief Financial Officer Director	7/F, Nan Jue Tower, East Nan Hu Road, Shui Mo Gou District, Urumqi, Xin Jiang Province, P.R.China

Li Fu	N/A	Assistant President Corporate Secretary	7/F, Nan Jue Tower, East Nan Hu Road, Shui Mo Gou District, Urumqi, Xin Jiang Province, P.R.China

B.	ADVISERS.

N/A

C.	AUDITORS.

Name	Business Address

Lake & Associates, CPA’s	20283 State Road 7, Suite 300
Boca Raton, Florida 33498

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A.	SELECTED FINANCIAL DATA.

SELECTED FINANCIAL DATA

The selected financial data of the Company for the three years ended December 31, 2008 are derived from the financial statements of the Company which have been audited by Lake & Associates CPA’s LLC. The selected financial data set forth for the years ended December, 2005, and September 30, 2004 are derived from the Company’s audited financial statements, not included herein.

The information in the following table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,				Year Ended September 30,
	2008	2007	2006	2005	2004
Revenues	$—	$—	$—	$—	$—
Loss from operations	$(67,221)	$(68,503)	$(113,813)	$(678,154)	$(643,448)
Loss from continuing operations	$(67,221)	$(68,503)	$(113,813)	$(714,335)	$(643,448)
Net loss	$(67,221)	$(68,503)	$(113,813)	$(714,335)	$(643,448)
Comprehensive loss	$(67,221)	$(68,503)	$(113,813)	$(714,335)	$(651,220)
Net loss from per share	$(0.08)	$(0.08)	$(0.14)	$(1.48)	$(2.30)
Total assets	$—	$—	$—	$—	$1,000
Stockholders’ equity (deficit)	$(811,397)	$(744,176)	$(1,196,298)	$(1,082,485)	$(710,797)
Weighted average number of shares	825,470	825,301	797,588	479,730	282,495
Dividends per share	$—	$—	$—	$—	$—

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

The Company has limited financial resources and if the Company is unable to secure additional funding and/or a business opportunity, the Company may fail.

As of December 31, 2008, the Company had no cash and a working capital deficit of $811,397. It currently has no business operations. Without additional funding and/or a business opportunity, the Company may not continue to exist. As a result, for the year ended December 31, 2008, the Company’s auditors, in Note H of the Financial Statements, have noted that there is substantial doubt about the Company’s ability to continue as a going concern. The Company’s existence is dependent upon management funding operations and raising sufficient capital. At this point in time, it is impossible to state an amount of additional funding which the Company believes would remove the going concern opinion.

If the Company issues shares or options to its officers, directors or key employees, or if the Company obtains funding through the sale of additional common shares, the shareholders will experience dilution.

The Company may in the future grant to some or all of its directors, officers, insiders and key employees options to purchase the Company’s common shares as non-cash incentives to those employees. Such options may be granted at exercise prices equal to market prices. To the extent that significant numbers of such options may be granted and exercised, the interests of the existing shareholders of the Company will be subject to additional dilution.

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

The trading volume of the Company’s stock is low, thereby making the market price of the stock subject to wide fluctuations in price, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company’s common shares fluctuated from a low of $0.02 to a high of $0.15 during the 12-month period ending December 31, 2008. Continued price fluctuations will have a significant impact on the Company’s ability to complete equity financings.

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

Item 4. Information on the Company.

A.	History and Development of the Company

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

On September 21, 2005, the Company issued a total of 45,200,000 shares of its common stock to six buyers. As of the date of this filing, the buyers have not settled the subscription money and $452,000 is still owed to the Company. It is uncertain whether the Company will be able to collect the subscription money. As a result, management has recorded an allowance for doubtful stock subscriptions receivable of $452,000 to reflect this uncertainty. Pursuant to its Articles of Association, the Company may, upon written notice to the six buyers, treat the unpaid for shares as cancelled shares, but has not opted to do so as of the date of this filing. Furthermore, pursuant to the subscription agreements, the Company accrued interest on the Subscription Receivable at the rate of Hong Kong Prime plus 2% from September 28, 2005 through December 31, 2005, for a total of $11,350. However, in estimating uncollectible accounts, management recorded an allowance for doubtful accounts of $11,350. As of December 31, 2008 the balance remains unpaid.

On September 9, 2008, the company changed it’s name to China Heli Resource Renewable Incorporated. The company’s new address is 7/F, Nan Jue Tower, East Nan Hu Road, Shui Mo Gou District, Urumqi, Xin Jiang Province, P. R. China.

On September 17, 2008, the company executed a 100:1 reverse stock split on the common stock. As a result, the total number of issued and outstanding shares was reduced from 87,196,351 to 872,551 shares. This is inclusive of issuance of 587 shares of common stocks as fractional shares.

B.	Business Overview

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

C.	Organizational Structure

As of the date of this annual report, the Company has no subsidiaries.

D.	Property, Plants and Equipment

The Company’s corporate office is located at Unit 3611, 36/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong from January 1, 2005 to December 30, 2005. The Company shares the offices of China Merchants DiChain and is allocated HK$15,000 (US$1,923 as of October 01, 2005) as its pro rata share of the cost of the facility. Since 1st Oct, 2005, the Company’s corporate office is located at Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China. The Company shares the offices of DC Capital Management, Inc. and is allocated HK$13,400 (US$1,718 as of January 01, 2006) as its’ pro rata share of the cost of the facility. During 2007 the company did not incur any rent expense. Since 1st Jan, 2008, the Company’s corporate office is located at 7/F, Nan Jue Tower, East Nan Hu Road, Shui Mo Gou District, Urumqi, Xin Jiang Province, P.R.China. The Company share the office of Farsight Holdings Ltd and no office rent during 2008. It currently has no employees or operations

Item 5. Operating and Financial Review and Prospects.

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

For the year ended December 31, 2008, the Company’s auditors, in Note H of the Financial Statements, have noted that there is substantial doubt about the Company’s ability to continue as a going concern. The Company’s existence is dependent upon management funding operations and raising sufficient capital. At this point in time, it is impossible to state an amount of additional funding which the Company believes would remove the going concern opinion.

Operating Results

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007 and 2006

The Company did not have any business operations during the twelve months ended December 31, 2008, 2007, or 2006. Despite the disposition of these business operations, the Company continued to incur general and administrative expenses to maintain the Company’s existence as a reporting company with the Securities and Exchange Commission whose stock is traded on the OTC Bulletin Board. Total operating expenses and net loss were each $67,221 for the year ended December 31, 2008, $68,503 for the year ended December 31, 2007, and $113,813 for the year ended December 31, 2006.

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

Liquidity and Capital Resources

At December 31, 2008, the Company had no cash, the same as December 31, 2007. The Company used cash of $23,629 for operating activities. Cash was provided by advances from related parties in the sum of $23,629.

As of December 31, 2008, the Company owed a total of $100,000 on a note payable. The note bears interest at 10% per year and is in default. For the year ended December 31, 2008 and 2007, accrued interest was $37,524 and $46,274, respectively. The Company has disputed their liability for this debt.

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

Contractual Obligations

The Company does not have any contractual obligations.

Item 6. Directors, Senior Management and Employees.

A.	Directors and Senior Management

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this annual report, are as follows:

Name	Position with the Company	Term of Office (for each office held)

Di Fan	Chief Executive Officer President Acting Chief Financial Officer Director	July 2004 to August 2007, June 2009 to present August 2006 to present February 2004 to present

FU Li	Assistant President Corporate Secretary	August 2007 to present August 2005 to present July 2006 to present

Hu DongYang	Chief Executive Officer President Acting Chief Financial Officer Director	September 2008 to June 2009

Li JuXing	Director	September 2008 to June 2009

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

B.	Compensation

During the fiscal year ended December 31, 2008, the directors and officers of the Company, as a group, had received or charged the Company a total of $0 for services rendered by the directors and officers or companies owned by the individuals. No amounts were set aside or accrued by the Company to provide pension, retirement or similar benefits.

C.	Board Practices

TERMS OF DIRECTORS AND EXECUTIVE OFFICERS

Our board consists of two directors. Any vacancy on our board resulting from death, resignation, removal or other cause, may be filled either by the affirmative vote of a majority of all the directors then in office (even if less than a quorum) .

INDEPENDENCE OF DIRECTORS

Not applicable.

BOARD COMMITTEES

Not applicable.

AUDIT COMMITTEE

Not applicable

D.	Employees

As of December 31, 2008, the Company had no full-time employees in the area of management and administration.

E.	Share Ownership

The following table sets forth certain information regarding ownership of the Company’s common shares by the Company’s officers and directors as of June 23, 2008.

Title of Class	Name and Address of Owner	Shares and Rights Beneficially Owned or Controlled (1)	Percent Of Class (1)

Common Stock	FAN Di (2) Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China	235,885	27%

Common Stock	FU Li Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China	-0-	0%

__________

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

Item 7. Major Shareholders and Related Party Transactions.

A.	MAJOR SHAREHOLDERS.

Title of Class	Name and Address of Owner	Shares and Rights Beneficially Owned or Controlled (1)	Percent Of Class (1)

Common Stock	China Merchants DiChain Investment Holdings Limited (2) Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China	235,885	27%

Common Stock	Dr. FAN Di (2) Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China	235,885	27%

Common Stock	Fivestar International Limited R2908, 29/F, Guo Ji Ming Yuan, You Yi Road, Luo Hu District, Shen Zhen Province, 518000, Guang Dong Province, P. R. China	77,000	8.8%

Common Stock	Sino Castle Holdings Ltd R2908, 29/F, Guo Ji Ming Yuan, You Yi Road, Luo Hu District, Shen Zhen Province, 518000, Guang Dong Province, P. R. China	75,000	8.6%

Common Stock	Mart Burkit Limited R2908, 29/F, Guo Ji Ming Yuan, You Yi Road, Luo Hu District, Shen Zhen Province, 518000, uang Dong Province, P. R. China	75,000	8.6%

Common Stock	Rich Gush Limited R2908, 29/F, Guo Ji Ming Yuan, You Yi Road, Luo Hu District, Shen Zhen Province, 518000, Guang Dong Province, P. R. China	75,000	8.6%

Title of Class	Name and Address of Owner	Shares and Rights Beneficially Owned or Controlled (1)	Percent Of Class (1)

Common Stock	Mart Express Limited R2908, 29/F, Guo Ji Ming Yuan, You Yi Road, Luo Hu District, Shen Zhen Province, 518000, Guang Dong Province, P. R. China	75,000	8.6%

Common Stock	Global China Enterprises Limited R2908, 29/F, Guo Ji Ming Yuan, You Yi Road, Luo Hu District, Shen Zhen Province, 518000, Guang Dong Province, P. R. China	75,000	8.6%

Common Stock	Asian Century Development Limited C/O 16F Chinese Bank Building, 61 Des Veoux Road Central Hong Kong	69,295	7.9%

Common Stock	Cede & Co. PO Box #20 Bowling Green Station New York, NY 10004	41,203	4.7%

__________

(1)	Based on 872,551 shares of common stock outstanding as of June 1, 2009.

(2)

These shares are held of record by China Merchants DiChain Investment Holdings Limited. As Dr. FAN is a director of China Merchants DiChain Investment Holdings Limited and a director of the sole controlling shareholder of China Merchants DiChain Investment Holdings Limited, he is deemed to be beneficial owner of these shares.

Control by Foreign Government or Other Persons

As of June 23, 2008 the Company was 27% indirectly owned by DiChain Investment Holdings Limited, an investment holding company located in Hong Kong.

None of the Company’s common shareholders has different voting rights than any of the Company’s other common shareholders.

Changes in Shareholdings

China Merchants DiChain Investment Holdings Limited issued totally 45,200,000 shares (pre-split) on 21 September 2005 at US$0.01 each to six companies as listed in item#7. Thenceforward China Merchants DiChain Investment Holdings Limited’s shareholding has been diluted to 27% from 64.3% after the lately 1:100 reverse split.

Change of Control

As of the date of this annual report, there are no arrangements known to the Company that may at a subsequent date result in a change of control of the Company

United States Shareholders

As of October 17, 2008, there were 83 registered holders of the Company’s common shares in the United States, with combined holdings of 7,158,621 shares (pre-split), representing 7.99% of the issued shares of the Company. In addition, CEDE & Co held 4,120,214 shares (pre-split) of record, representing 4.60% of the issued shares of the Company. The Company does not know how many beneficial shareholders it has in the United States, but management believes there are less than 300 such shareholders.

B.	RELATED PARTY TRANSACTIONS.

Other than as disclosed below, for the period from December 31, 2006 through December 31, 2008, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals’ family; (d) key management personnel and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

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

On August 16, 2007 the company issued 7,437,514 common shares (pre-split) as payment for the above related company payables. The stock was issued at the most recent stock sale of $.07 per share for a total value of $520,626

Farsight Holdings Limited, an affiliate of the Company, has advanced $20,943 since June 1, 2007. These advances have been made on an interest-free basis, with no fixed term or repayment date.

C.	INTERESTS OF EXPERTS AND COUNSEL.

Not applicable.

Item 8. Financial Information.

A.	FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION.

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

B.	SIGNIFICANT CHANGES.

None.

Item 9. The Offer and Listing.

A.	OFFERING AND LISTING DETAILS.

Not Applicable

B.	PLAN OF DISTRIBUTION.

Not applicable

C.	MARKETS.

Not applicable

D.	SELLING SHAREHOLDERS.

Not applicable.

E.	DILUTION.

Not applicable.

F.	EXPENSES OF THE ISSUE.

Not applicable.

Item 10. Additional Information.

A.	SHARE CAPITAL.

Not applicable

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION.

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

C.	MATERIAL CONTRACTS.

We have not entered into any material contracts related to our business operations other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” and in “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report.

D.	EXCHANGE CONTROLS.

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

The market exchange rate of the Hong Kong dollar against the U.S. dollar continues to be determined by the forces of supply and demand in the foreign exchange market. However, against the background of the fixed rate system which applies to the issue of Hong Kong currency in the form of bank notes, as described above, the market exchange rate has not deviated significantly from HK$7.80 to US$1.00. See “Selected Financial Data” in Item 3 of this annual report. The Hong Kong government has stated its intention to maintain the link at that rate. The Hong Kong government has stated that is has no intention of imposing exchange controls in Hong Kong and that the Hong Kong dollar will remain freely convertible into other currencies (including the U.S. dollar). The PRC and the United Kingdom agreed in 1984 pursuant to the Joint Declaration of the Government of the United Kingdom of Great Britain and Northern Ireland and the Government of the People’s Republic of China on the Question of Hong Kong (“the Joint Declaration”) that, after Hong Kong became a special administrative region of the PRC (the “SAR”) on July 1, 1997, the Hong Kong dollar will continue to circulate and remain freely convertible. However, no assurance can be given that the SAR government will maintain the peg at HK$7.80 to US$1.00, if at all.

E.	TAXATION.

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

F.	DIVIDENDS AND PAYING AGENTS.

Not applicable.

G.	STATEMENT BY EXPERTS.

Not applicable.

H.	DOCUMENTS ON DISPLAY.

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

I.	SUBSIDIARIES INFORMATION.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable

Item 15. Controls and Procedures.

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as of the end of the period covered by this annual report, being December 31, 2008, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our company’s management, including our company’s Chief Executive Officer and our Chief Financial Officer. Based upon that evaluation, our company’s Chief Executive Officer and our Chief Financial Officer concluded that our company’s disclosure controls and procedures are effective as at the end of the period covered by this report. There have been no changes in our company’s internal controls over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

Item 16C. Principal Accountant Fees and Services.

Audit Fees

For the fiscal years ended December 31, 2007 and December 31, 2008, the Company’s principal accountant billed $15,000 and $10,000, respectively, for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees

For the fiscal years ended December 31, 2007 and December 31, 2008, the Company’s principal accountant billed $nil and $nil, respectively, for assurance and related services that were reasonably related to the performance of the audit or review of the Company’s financial statements outside of those fees disclosed above under “Audit Fees”.

Tax Fees

For the fiscal years ended December 31, 2007 and December 31, 2008, the Company’s principal accountant billed $nil and $nil, respectively, for tax compliance, tax advice, and tax planning services.

All Other Fees

For the fiscal years ended December 31, 2007 and December 31, 2008, the Company’s principal accountant billed $nil and $nil, respectively, for products and services other than those set forth above.

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

Principal Accountant Services

To the best of the Company’s knowledge, the percentage of hours expended on the Company’s principal accountant’s engagement to audit the Company’s financial statements for the fiscal year ended December 31, 2008, that were attributed to work performed by persons other than the principal accountant’s full-time permanent employees was less than fifty percent (50%).

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Persons.

Not applicable.

PART III

Item 17. Financial Statements.

Not applicable.

Item 18. Financial Statements.

See page F-1 to F-12.

Item 19. Exhibits.

Exhibit Number	Description	Page

1.1	Memorandum and Articles of Association (1)	N/A

12.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Rule 13a-14(a)

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350

__________

(1) Incorporated by reference to the exhibits to the registrant’s definitive information statement filed July 20, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA HELI RESOURCE RENEWABLE INCORPORATED

Dated: June 11, 2009	/s/ FAN Di

FAN Di, President (Chief Executive Officer), Acting Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of China Heli Resource Renewable Incorporated

We have audited the accompanying balance sheet of China Heli Resource Renewable Incorporated (the “Company”) as of December 31, 2008, 2007 and 2006 and related statements of operations, stockholders’ deficit, and cash flows for the years ending December 31, 2008, 2007 and 2006. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of China Heli Resource Renewable Incorporated as of December 31, 2008, 2007 and 2006 and the results of its operations and its cash flows for years ended December 31, 2008, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Lake & Associates CPA’s LLC

Boca Raton, Florida

June 3, 2009

20283 State Road 7 Suite #300

Boca Raton, Florida 33498

Phone: 561.982.9874

Fax: 561.982.7985

China Heli Resource Renewable Incorporated

BALANCE SHEET

As of December 31, 2008, 2007 ,2006

ASSETS

	2008	2007	2006
CURRENT ASSETS
Investment	$—	$—	$—

TOTAL ASSETS	—	—	—

LIABILITIES AND STOCKHOLDERS’ EQUITY (Deficit)

CURRENT LIABILITIES
Other payables and accrued liabilities	666,830	622,458	574,898
Advances from related parties	44,567	21,718	521,401
Note payable	100,000	100,000	100,000
TOTAL LIABILITIES	811,397	744,176	1,196,298

STOCKHOLDERS’ EQUITY (DEFICIT)
Paid-in Capital, no par value, 500,000,000 shares authorized 872,551 as of 2008 and 871,963 as of 2007, and 797,588 shares issued and outstanding 2006	5,951,305	5,951,305	5,430,679
Stock subscriptions receivable	(452,000)	(452,000)	(452,000)
Allowance for doubtful stock subscriptions receivable	452,000	452,000	452,000
Retained Earnings (Deficit)	(6,762,702)	(6,695,480)	(6,626,977)
TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	(811,397)	(744,176)	(1,196,298)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

China Heli Resource Renewable Incorporated

STATEMENT OF OPERATIONS

For the Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
REVENUES
Sales	$—	$—	$—
Cost of Sales	—	—	—
GROSS PROFIT	—	—	—

OPERATING EXPENSES
General and administrative expenses	67,221	68,503	113,813
Bad debts	—	—	—
TOTAL OPERATING EXPENSES	67,221	68,503	113,813

OPERAING INCOME (LOSS)	(67,221)	(68,503)	(113,813)

INCOME FROM CONTINUING OPERATIONS
Interest and other (expense) income, net	—	—	—

NET INCOME (LOSS)	(67,221)	(68,503)	(113,813)

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	—	—	—

COMPREHENSIVE LOSS	$(67,221)	$(68,503)	$(113,813)

NET LOSS COMMON PER SHARE
Basically and Fully Dilluted	(0.08)	(0.08)	(0.14)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING, BASIC AND DILUTED	825,470	825,301	797,588

The accompanying notes are an integral part of these financial statements.

China Heli Resource Renewable Incorporated

STATEMENT OF STOCKHOLDERS’ EQUITY

For the Years Ended December 31, 2008, 2007 and 2006

				Allowance
				for
				Doubtful
	Common Stock		Stock	Stock
			Subscriptions	Subscriptions	Retained
	Shares	Amount	Receivables	Receivables	(Deficit)	Total

Balances, December 31, 2005	797,588	$5,430,679	$(452,000)	$452,000	$(6,513,164)	$(1,082,485)

Net Income (Loss) for the year	—	—	—	—	(113,813)	(113,813)

Balances, December 31, 2006	797,588	$5,430,679	$(452,000)	$452,000	$(6,626,977)	$(1,196,298)

Issuance of stock for services and debt	74,375	520,626	—	—	—	520,626

Net Income (Loss) for the year	—	—	—	—	(68,503)	(68,503)

Balances, December 31, 2007	871,964	$5,951,305	$(452,000)	$452,000	$(6,695,480)	$(744,176)

100:1 reverse split fractional shares	587

Net Income(Loss) for the year	—	—	—	—	(67,221)	(67,221)

Balances, December 31, 2008	872,551	$5,951,305	$(452,000)	$452,000	$(6,762,702)	$(811,397)

The accompanying notes are an integral part of these financial statements.

China Heli Resource Renewable Incorporated

STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(67,221)	$(68,503)	$(113,813)
Adjustments to reconcile net loss to net cash used in operating activities:
Bad debt	—	—	—
Interest income	—	—	—
Issuance of common shares for consulting services rendered	—	—	—
Accounts payable and accrued liabilities	43,592	47,560	67,038
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(23,629)	(20,943)	(46,775)

CASH FLOWS FROM INVESTING ACTIVITIES:
NET CASH (USED IN) INVESTING ACTIVITIES	—	—	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from related parties	23,629	20,943	46,775
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	23,629	20,943	46,775

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	—	—	—

CASH AND CASH EQUIVALENTS
Beginning of Period	—	—	—
End of Period	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

China Heli Resource Renewable Incorporated(the “Company”) was incorporated on November 25, 2003 in the British Virgin Islands, formerly known as China Pharmaceuticals International Corporation, China Pharmaceuticals, Corp., Wilmington Rexford, Inc., E-Trend Networks, Inc., Cool Entertainment, Inc. and prior to March 1, 1999, Minas Novas Gold Corp. Minas Novas Gold Corp was incorporated in the State of Colorado on June 17, 1996, to engage in mining operations. On March 1, 1999, the Company acquired Cool Entertainment, Inc. and changed its name accordingly. From March 1, 1999 to November 2000, the Company was able to generate only a minimal amount of revenues. On February 21, 2001, the Company acquired E-Trend Networks, Inc. The Company changed its name to E-Trend Networks, Inc. and changed its domicile to the State of Delaware. On December 26, 2001 an agreement was reached whereby a new organization and management team led by eAngels Equity, LLC would acquire controlling interest in E-Trend Networks, Inc. Effective February 19, 2002, the Company changed its name to Wilmington Rexford, Inc. On February 13, 2004, the Company entered into an agreement with China Merchants DiChain Investment Holdings Limited, pursuant to which the Company spun out shares of it wholly owned subsidiary, E-Trend Networks, Inc. On March 25, 2004 the Company changed its name to China Pharmaceuticals Corporation. Effective August 26, 2004, the Company changed its domicile to the British Virgin Islands and its name to Chains Pharmaceuticals International Corporation. On September 9, 2008, the company changed it’s name to China Heli Resource Renewable Incorporated. Since October 2003, the Company has not engaged in business activities.

Basis of Presentation

The financial statements included herein were prepared under the accrual basis of accounting.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers liquid investments with an original maturity of three months or less to be cash equivalents.

Management’s Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income (Loss)

The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 130, “Reporting Comprehensive Income,” which establishes standards for the reporting and display of comprehensive income and its components in the financial statements.

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

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

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

Fair Value Accounting

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 were adopted January 1, 2008. In February 2008, the FASB staff issued Staff Position No. 157-2 “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”). FSP FAS 157-2 delayed the effective date of FAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

The provisions of FSP FAS 157-2 are effective for the Company’s fiscal year beginning January 1, 2009. FAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FAS 157 are described below:

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

As of December 31, 2008, the Company has no financial assets or liabilities.

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

In March 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 161, “Disclosures about Derivative Instruments and Hedging Activities”, an amendment of FASB Statement No. 133 (“SFAS No. 161”). The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company does not believe that SFAS No. 161 will have a material impact on its financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Recently Issued Accounting Pronouncements (Cont’d)

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. SFAS No. 162 identifies the sources for accounting principles and the framework for selecting the principles to be used in preparing financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States. SFAS No. 162 was effective on November 15, 2008.

NOTE B - SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosures of cash flow information for the period ended December 31, 2008, 2007 and 2006 is summarized as follows:

Cash paid during the period ended December 31, 2008, 2007 and 2006 for interest and income taxes:

	2008	2007	2006

Income Taxes	$-0-	$-0-	$-0-
Interest	$-0-	$-0-	$-0-
Common Stock Issued for Stock Subscriptions Receivable	$-0-	$-0-	$-0-
Common Stock Cancelled for Reversal of Investment	$-0-	$-0-	$-0-

NOTE C - SEGMENT REPORTING

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information.” This statement requires companies to report information about operating segments in interim and annual consolidated financial statements. It also requires segment disclosures about products and services, geographic areas, and major customers. The Company determined that it did not have any separately reportable operating segments as of December 31, 2008, 2007 and 2006.

NOTE D - NOTES PAYABLE - CURRENT AND LONG-TERM

As of December 31, 2008, notes payable consist of the following:

	2008	2007	2006
Unsecured note payable to an unrelated party.
Bearing 10 % interest with a maturity date of May 16, 2004	$100,000	$100,000	$100,000

For the years ended December 31, 2008, 2007 and 2006, accrued interest was $56,274, $46,274 and $36,274, respectively.

NOTE E - CONTIGENCIES

As of December 31, 2007, the Company owed a total of $375,244 to eAngels EquiDebt Partners (“eAngels”). The due balance bears interest at 10% per year. For the years ended December 31, 2008, 2007 and 2006, accrued interest was $187,621, $150,097 and $112,573 respectively. The Company has disputed their liability for this debt.

As of December 31, 2008, the Company owed a total of $100,000 on a note payable. The note bears interest at 10% per year and is in default. For the years ended December 31, 2008, 2007 and 2006, accrued interest was $56,274, $46,274 and $36,274, respectively. The Company has disputed their liability for this debt.

As of December 31, 2008, the Company owed a total of $2,000 for consulting services provided by FutureVest, Inc. The Company has disputed their liability for this amount.

As of December 31, 2008, the Company owed a total of $24,000 for consulting services provided by Alexis Global, Inc. The Company has disputed their liability for this amount.

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

On August 16, 2007 the company issued 7,437,514 common shares (pre-split) as payment for the above related company payables. The stock was issued at the most recent stock sale of $.07 per share for a total value of $520,626

Farsight Holdings Limited, an affiliate of the Company, has advanced $20,943 since January 1, 2007. These advances have been made on an interest-free basis, with no fixed term or repayment date.

Share of Business Offices

The Company shared the offices of DC Capital Management, Inc. from January 01, 2006 to December 31, 2006, and is allocated HK$13,400 per month (US$ 1,718) as its pro rata share of the cost of the facility. There is no written agreement regarding this office sharing agreement. No expenses were incurred for office space during the year ended December 31, 2008 & 2007.

Share of Office Staff

The Company shared the office staff of DC Capital Management, Inc. from January 01, 2006 to December 31, 2006, and is allocated HK$10,000 per month (US$ 1,282) as its pro rata share of the cost. There is no written agreement regarding this staff sharing agreement. No expenses were allocated during the year ended December 31, 2008 & 2007.

NOTE G - COMPREHENSIVE INCOME

Statement of Financial Accounting Standards (SFAS) No. 130, “Reporting Comprehensive Income,” establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated comprehensive income, as presented in the accompanying statement of changes in stockholders’ equity consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit. For the years ended December 31, 2008, 2007 and 2006, total comprehensive income was $0, $0 and $0, respectively.

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

NOTE I - INCOME TAXES

The components of income taxes were as follows:

	2008	2007	2006

Income tax benefit at combined statutory rate of 42.62%	$28,668	$29,195	$48,507
Change in Valuation Allowance	(28,668)	(29,195)	(48,507)

The income tax benefit for the year ended December 31, 2008, 2007 and 2006, differed from the combined federal and provincial statutory rates due principally to the decrease in the deferred tax asset valuation allowance.

Due to mainly operating losses and the inability to recognize an income tax benefit there from, there is no provision for current federal or state income taxes for the years ended December 31, 2008, 2007 and 2006.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for federal and state income tax purposes.

At December 31, 2008 and 2007, the approximate deferred tax assets were as follows:

	2008	2007

Non-capital loss carryforwards	$2,399,875	$2,332,611
Capital assets	—	—
Total deferred tax assets	2,399,875	2,332,611
Less valuation allowance	(2,399,875)	(2,332,611)
Income Tax Benefit	$—	$—

NOTE J - STOCK SUBCRIPTIONS RECEIVABLE

The Company issued 45,200,000 shares (pre-split) on September 21, 2005 at $0.01 per share as follows:

Company	Shares	USD

Global China Enterprises Limited	7,500,000	$75,000
Mart Express Limited	7,500,000	75,000
Rich Gush Limited	7,500,000	75,000
Mart Burkit Limited	7,500,000	75,000
Sino Castle Holdings Limited	7,500,000	75,000
Fivestar International Limited	7,700,000	75,000
TOTAL	45,200,000	$452,000

As of December 31, 2008, the investing companies have not paid the subscription amount of $452,000 the amount is shown as possible uncollectible subscriptions.

NOTE K - EQUITY

On September 17, 2008, the company executed a 100:1 reverse stock split on the common stock. As a result, the total number of issued and outstanding shares was reduced from 87,196,351 to 872,551 shares. This is inclusive of issuance of 587 shares of common stocks as fractional shares. All common stock and per share data for all periods presented in these financial statements have been restated to give effect to the reverse stock split.

On August 16, 2007 the company issued 7,437,514 common shares (pre-split) as payment for related company payables. The stock was issued at the most recent stock sale of $.07 per share for a total value of $520,626.