Form 20-F
period 2009-12-31
CHINA HELI RESOURCE RENEWABLE INC
filed 2010-07-14
CIK 1081823

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from ____________ to ________________

Commission file number:  0-28879

China Heli Resource Renewable Incorporated
 (Exact name of the Registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

7/F, Nan Jue Tower, East Nan Hu Road, Shui Mo Gou District,
Urumqi, Xin Jiang Province, P.R.China
 (Address of principal executive offices)

Mr. Di Fan
Chief Executive Officer,
7/F, Nan Jue Tower, East Nan Hu Road, Shui Mo Gou District,
Urumqi, Xin Jiang Province, P.R.China
Telephone: +86.991.4637236, Fax: +86.991.4683235, Email: frafan@gmail.com
 (Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Each Class

Common Stock, No Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

The registrant had 872,551 Common Shares issued and outstanding as of December 31, 2009

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

 Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

 Yes	☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒Yes	 No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
 Yes	☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

 Large Accelerated filer	 Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ US GAAP	 International Financial Reporting Standards as issued by the International Accounting Standards Board	 Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

 Item 17	 Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☒ Yes	 No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of the securities under a plan confirmed by a court.

 Yes	 No

CERTAIN INFORMATION

In this Report on Form 20-F (the “Report”), unless otherwise indicated all references herein are to US dollars.

FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” that represent our beliefs, projections and predictions about future events.  All statements other than statements of historical fact are “forward-looking statements” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing.  Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements.  Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved.  Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.

Important factors that could cause actual performance or results to differ materially from those contained in forward-looking statements include, but are not limited to, those factors discussed in “Item 3. Key Information - Risk Factors” in this report and in the information incorporated herein by reference, including, among others:

	China’s overall economic conditions and local market economic conditions;

	Changing principles of generally accepted accounting principles;

	Compliance with government regulations;

	Legislation or regulatory environments, and

	Geopolitical events.

Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations or investments made by the Company.  The Company does not assume any obligation to update any forward-looking statements.

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.             DIRECTORS AND SENIOR MANAGEMENT.

Name	Age	Title	Business Address

Di Fan	N/A	Chief Executive Officer President Acting Chief Financial Officer Director	7/F, Nan Jue Tower, East Nan Hu Road, Shui Mo Gou District, Urumqi, Xin Jiang Province, P.R.China

Li Fu	N/A	Assistant President Corporate Secretary Director	7/F, Nan Jue Tower, East Nan Hu Road, Shui Mo Gou District, Urumqi, Xin Jiang Province, P.R.China

Fan Qing	N/A	Director	7/F, Nan Jue Tower, East Nan Hu Road, Shui Mo Gou District, Urumqi, Xin Jiang Province, P.R.China

B.        ADVISERS.

Not applicable.

C.         AUDITORS.

Name	Business Address

Lake & Associates CPA’s, LLC	1905 Wright Boulevard
Schaumburg, Illinois 60193

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.   KEY INFORMATION

A.  SELECTED FINANCIAL DATA.

The selected financial data of the Company for the four years ended December 31, 2009 are derived from the financial statements of the Company which have been audited by Lake & Associates CPA’s ,LLC. The selected financial data set forth for the year ended December, 2005 is derived from the Company’s audited financial statements, not included herein.

The information in the following table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements, the notes to the financial statements and with the information appearing under the heading “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS”.

	Year Ended December 31
	2009	2008	2007	2006	2005
Revenues	$-	$-	$-	$-	$-
Loss from operations	(214,307)	(67,221)	(68,503)	(113,813)	(678,154)
Loss from continuing operations	(214,307)	(67,221)	(68,503)	(113,813)	(714,335)
Net loss	(214,307)	(67,221)	(68,503)	(113,813)	(714,335)
Comprehensive loss	$(214,307)	$(67,221)	$(68,503)	$(113,813)	$(714,335)

Net loss from per share	(0.25)	(0.08)	(0.08)	(0.14)	(1.48)
Total assets	-	-	-	-	-
Stockholders equity (deficit)	(306,563)	(811,397)	(744,176)	(1,196,298)	(1,082,485)
Weighted average number of shares	872,551	825,470	825,301	797,588	479,730
Dividends per share	$-	$-	$-	$-	$-

Unless otherwise indicated, all references herein are to US dollars.

B.           CAPITALIZATION AND INDEBTEDNESS

Not required.

C.           REASONS FOR THE OFFER AND USE OF PROCEEDS

Not required.

D.           RISK FACTORS

The Company has limited financial resources and if the Company is unable to secure additional funding and/or a business opportunity, the Company may fail.

As of December 31, 2009, the Company had no cash and a working capital deficit of $306,563. It currently has no business operations. Without additional funding and/or a business opportunity, the Company may not continue to exist. As a result, for the year ended December 31, 2009, the Company’s auditors, in Note H of the Financial Statements, have indicated that there is substantial doubt about the Company’s ability to continue as a going concern. The Company’s existence is dependent upon management funding operations and raising sufficient capital. At this point in time, it is impossible to state an amount of additional funding which the Company believes would remove the going concern opinion.

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

The trading volume of the Company’s stock is low, thereby making the market price of the stock subject to wide fluctuations in price, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company’s common shares fluctuated from a low of $0.15 to a high of $0.15 during the 12-month period ending December 31, 2009. Continued price fluctuations will have a significant impact on the Company’s ability to complete equity financings.

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

ITEM 4.   INFORMATION ON THE COMPANY

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
On February 13, 2004, the Company entered into an agreement with China Merchants DiChain Investment Holdings Limited, pursuant to which the Company spun out as a dividend to the shareholders on a 1 for 1 share basis shares of its wholly-subsidiary, E-Trend Networks, Inc. The agreement provided for the acquisition of a company to be identified by China Merchants DiChain Investment Holdings Limited and a 1-for-20 reverse stock split. The reverse stock split and the change of the Company’s name to China Pharmaceuticals Corporation were affected March 25, 2004.

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

On September 21, 2005, the Company issued a total of 45,200,000 shares of its common stock to six buyers. As of the date of this filing, the buyers have not settled the subscription money and $452,000 is still owed to the Company. It is uncertain whether the Company will be able to collect the subscription money. As a result, management has recorded an allowance for doubtful stock subscriptions receivable of $452,000 to reflect this uncertainty. Pursuant to its Articles of Association, the Company may, upon written notice to the six buyers, treat the unpaid for shares as cancelled shares, but has not opted to do so as of the date of this filing. Furthermore, pursuant to the subscription agreements, the Company accrued interest on the Subscription Receivable at the rate of Hong Kong Prime plus 2% from September 28, 2005 through December 31, 2005, for a total of $11,350. However, in estimating uncollectible accounts, management recorded an allowance for doubtful accounts of $11,350. As of December 31, 2009 the balance remains unpaid.

On September 9, 2008, the company changed its name to China Heli Resource Renewable Incorporated. The company’s new address is 7/F, Nan Jue Tower, East Nan Hu Road, Shui Mo Gou District, Urumqi, Xin Jiang Province, P. R. China.

On September 17, 2008, the company executed a 100:1 reverse stock split on the common stock. As a result, the total number of issued and outstanding shares was reduced from 87,196,351 to 872,551 shares. This is inclusive of issuance of 588 shares of common stocks as fractional shares.

On May 28, 2010 the Company issued 140,000 shares of stock as a compensation bonus in the amount of $21,000.

B.  BUSINESS OVERVIEW

For the financial years ended September 30, 2002 and 2003, the Company operated an online entertainment media retail website http://www.EntertainMe.com and through its fulfillment and distribution subsidiary, Langara Entertainment, it offered distribution and fulfillment services to both traditional retail and online merchants. Since October 2003, the Company has not engaged in business activities. As of the time of this filing, the Company has not created a plan for future operations.

C.  ORGANIZATIONAL STRUCTURE

As of the date of this annual report, the Company has no subsidiaries.

D.  PROPERTY, PLANT AND EQUIPMENT

The Company’s corporate office was located at Unit 3611, 36/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong from January 1, 2005 to December 30, 2005. The Company shares the offices of China Merchants DiChain and was allocated HK$15,000 (US$1,923 as of October 01, 2005) as its pro rata share of the cost of the facility. Beginning on October 1, 2005, the Company’s corporate office was located at Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China. The Company shared the offices of DC Capital Management, Inc. and was allocated HK$13,400 (US$1,718 as of January 01, 2006) as its’ pro rata share of the cost of the facility. Since January 1, 2008, the Company’s corporate office has been located at 7/F, Nan Jue Tower, East Nan Hu Road, Shui Mo Gou District, Urumqi, Xin Jiang Province, P.R.China. The Company shares the office of Farsight Holdings Ltd and is allocated 10,200 RMB (US $1,500) per month as its pro rata share of the cost of the facility. There is no written agreement regarding this office sharing arrangement. It currently has 2 employees but does not have any operations.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the results of operations of the Company for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 should be read in conjunction with the financial statements of the Company and related notes included therein.

OVERVIEW

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

On February 13, 2004, the Company entered into an agreement with China Merchants DiChain Investment Holdings Limited, pursuant to which the Company spun out as a dividend to the shareholders on a 1 for 1 share basis shares of its wholly-subsidiary, E-Trend Networks, Inc. The agreement provided for the acquisition of a company to be identified by China Merchants DiChain Investment Holdings Limited and a 1-for-20 reverse stock split. The reverse stock split and the change of the Company’s name to China Pharmaceuticals Corporation were affected March 25, 2004.

On February 20, 2004, the Company changed its fiscal year end to December 31.
For the year ended December 31, 2009, the Company’s auditors, in Note H of the Financial Statements, have noted that there is substantial doubt about the Company’s ability to continue as a going concern. The Company’s existence is dependent upon management funding operations and raising sufficient capital. At this point in time, it is impossible to state an amount of additional funding which the Company believes would remove the going concern opinion.

OPERATING RESULTS

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

The Company did not have any business operations during the twelve months ended December 31, 2009   or 2008. Despite the disposition of these business operations, the Company continued to incur general and administrative expenses to maintain the Company’s existence as a reporting company with the Securities and Exchange Commission whose stock is traded on the OTC Bulletin Board. Total operating expenses and net loss were $214,307 for the year ended December 31, 2009, $67,221 for the year ended December 31, 2008, $68,503 for the year ended December 31, 2007, and $113,813 for the year ended December 31, 2006.  General and administrative expense increased as a result of salary expense and office space allocations which were charged in 2009.

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

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The Company did not have any business operations during the twelve months ended December 31, 2006. The Company continued to incur general and administrative expenses to maintain the Company’s existence as a reporting company with the Securities and Exchange Commission whose stock is traded on the OTC Bulletin Board. In addition, legal expenses were incurred in connection with the issuance of shares to six independent companies on September 21, 2005. Total operating expenses and net loss were each $113,813 for the year ended December 31, 2006 versus $714,335 for the year ended December 31, 2005.

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

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2009, the Company had no cash, the same as December 31, 2008. The Company used cash of $36,215 for operating activities. Cash was provided by advances from related parties in the sum of $36,215.
As of December 31, 2008, the Company had a debt recorded in the amount of $375,244 payable to eAngels EquiDebt Partners (“eAngels”). The outstanding balance bore interest at 10% per year and had accrued interest for the years ended December 31, 2008, 2007 and 2006 of $187,621, $150,097 and $112,573 respectively. The Company has disputed their liability for this debt since 2005 and has provided documentary evidence showing that this obligation was fully satisfied as part of the share exchange transaction executed on February 13, 2004.  The liability of $375,244 and accrued interest in the amount of $187,622 has been removed from the balance sheet as of December 31, 2009.
As of December 31, 2008, the Company had a note payable in the amount of $100,000 recorded . The note bore interest at 10% per year and had accrued interest for the years ended December 31, 2008, 2007 and 2006 of $56,274, $46,274 and $36,274, respectively. The Company has disputed their liability for this debt.  The Company has disputed their liability for this debt since 2005 and has provided documentary evidence showing that this obligation was fully satisfied as part of the share exchange transaction executed on February 13, 2004.  The liability of $100,000 and accrued interest in the amount of $56,274 has been removed from the balance sheet as of December 31, 2009.
A legal opinion has been provided by the attorney who facilitated the distribution of monies per the share exchange agreement and this document is provided as part of this filing as Exhibit 99.1.
There are no material commitments for capital expenditures during fiscal 2009.  Other than the intercompany advances from Farsight Holdings, Ltd. which have been made on an interest-free basis, with no fixed term or repayment date, there is no debt owed by the Company.

TREND INFORMATION

The Company is not aware of any trends that might affect its financial results or business.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet financing arrangements as of December 31, 2009.

CONTRACTUAL OBLIGATIONS

The Company does not have any contractual obligations as of December 31, 2009.

Item 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this annual report, are as follows:

Name	Position with the Company	Term of Office (for each office held)

Di Fan	Chief Executive Officer President Acting Chief Financial Officer Director	July 2004 to August 2007, June 2009 to present August 2006 to present February 2004 to present

Name	Position with the Company	Term of Office (for each office held)

Fu Li	Assistant President Corporate Secretary Director	August 2007 to present August 2005 to present July 2006 to present

Hu DongYang	Chief Executive Officer President Acting Chief Financial Officer Director	September 2008 to June 2009

Li JuXing	Director	September 2008 to June 2009

Fan Qing	Director	May 2010 to Present

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

Dr.Fan Di

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

Fan Qing

Since May 2010, Ms. Fan has served as Director of the Company. She obtained a Bachelors Degree and Masters Degree in Finance and Economics from the University of DaLian and Northeast University.

B. COMPENSATION

During the fiscal year ended December 31, 2009, the directors and officers of the Company, as a group, had received or charged the Company a total of $209,500 for services rendered by the directors and officers or companies owned by the individuals. 140,000 shares of stock valued at $21,000 ($.15 per share) were issued as a compensation bonus on May 28, 2010 to the employees of the Company.  No amounts were set aside or accrued by the Company to provide pension, retirement or similar benefits.

C. BOARD PRACTICES

TERMS OF DIRECTORS AND EXECUTIVE OFFICERS

Our board consists of three directors. Any vacancy on our board resulting from death, resignation, removal or other cause, may be filled either by the affirmative vote of a majority of all the directors then in office (even if less than a quorum) .

INDEPENDENCE OF DIRECTORS

Not applicable.

BOARD COMMITTEES

Not applicable.

AUDIT COMMITTEE

Not applicable

D.  EMPLOYEES

As of December 31, 2009, the Company had two full-time employees in the area of management and administration.

E.  SHARE OWNERSHIP

The following table sets forth certain information regarding ownership of the Company’s common shares by the Company’s officers and directors as of June 1, 2010.

Title of Class	Name and Address of Owner	Shares and Rights Beneficially Owned or Controlled (1)	Percent Of Class (1)

Common Stock	Fan Di (2) Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China	335,885	33.2%

Common Stock	Fu Li Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China	40,000	4.0%

(1)
Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from June 1, 2010, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 1,012,551 shares of common stock outstanding as of June 1, 2010.

(2)
These shares are held by China Merchants DiChain Investment Holdings Limited. As Dr. Fan is a director of China Merchants DiChain Investment Holdings Limited and a director of the sole controlling shareholder of China Merchants DiChain Investment Holdings Limited, he is deemed to be beneficial owner of these shares.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Title of Class	Name and Address of Owner	Shares and Rights Beneficially Owned or Controlled (1)	Percent Of Class (1)

Common Stock	China Merchants DiChain Investment Holdings Limited (2) Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China	235,885	23.3%

Common Stock	Dr. Fan Di (2) Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China	335,885	33.2%

Title of Class	Name and Address of Owner	Shares and Rights Beneficially Owned or Controlled (1)	Percent Of Class (1)

Common Stock	Fivestar International Limited R2908, 29/F, Guo Ji Ming Yuan, You Yi Road, Luo Hu District, Shen Zhen Province, 518000, Guang Dong Province, P. R. China	77,000	7.6%

Common Stock	Sino Castle Holdings Ltd R2908, 29/F, Guo Ji Ming Yuan, You Yi Road, Luo Hu District, Shen Zhen Province, 518000, Guang Dong Province, P. R. China	75,000	7.4%

Common Stock	Mart Burkit Limited R2908, 29/F, Guo Ji Ming Yuan, You Yi Road, Luo Hu District, Shen Zhen Province, 518000, uang Dong Province, P. R. China	75,000	7.4%

Common Stock	Rich Gush Limited R2908, 29/F, Guo Ji Ming Yuan, You Yi Road, Luo Hu District, Shen Zhen Province, 518000, Guang Dong Province, P. R. China	75,000	7.4%

Common Stock	Mart Express Limited R2908, 29/F, Guo Ji Ming Yuan, You Yi Road, Luo Hu District, Shen Zhen Province, 518000, Guang Dong Province, P. R. China	75,000	7.4%

Common Stock	Global China Enterprises Limited R2908, 29/F, Guo Ji Ming Yuan, You Yi Road, Luo Hu District, Shen Zhen Province, 518000, Guang Dong Province, P. R. China	75,000	7.4%

Common Stock	Asian Century Development Limited C/O 16F Chinese Bank Building, 61 Des Veoux Road Central Hong Kong	69,295	6.8%

(1)	Based on 1,012,551 shares of common stock outstanding as of June 1, 2010.
(2)
These shares are held of record by China Merchants DiChain Investment Holdings Limited. As Dr. FAN is a director of China Merchants DiChain Investment Holdings Limited and a director of the sole controlling shareholder of China Merchants DiChain Investment Holdings Limited, he is deemed to be beneficial owner of these shares.

CONTROL BY FOREIGN GOVERNMENT OR OTHER PERSONS

As of June 1, 2010 the Company was 23.3% indirectly owned by DiChain Investment Holdings Limited, an investment holding company located in Hong Kong.

None of the Company’s common shareholders has different voting rights than any of the Company’s other common shareholders.

CHANGE IN SHAREHOLDINGS

China Merchants DiChain Investment Holdings Limited issued totally 45,200,000 shares (pre-split) on 21 September 2005 at US$0.01 each to six companies as listed in item#7. Subsequent to the 1:100 reverse split, the holdings of China Merchants DiChain Investment Holdings Limited’s shareholding have been diluted to 27% from 64.3%.  As of June 1, 2010, the holdings of China Merchants DiChain Investment Holdings Limited were 235,885 shares or 23.3% of the outstanding shares.

CHANGE OF CONTROL

As of the date of this annual report, there are no arrangements known to the Company that may at a subsequent date result in a change of control of the Company

UNITED STATES SHAREHOLDERS

As of June 1, 2010, there were 77 registered holders of the Company’s common shares in the United States, with combined holdings of 68,729 shares representing 6.8% of the issued shares of the Company.  In addition, CEDE & Co held 43,888 shares of record, representing 4.3% of the issued shares of the Company. The Company does not know how many beneficial shareholders it has in the United States, but management believes there are less than 300 such shareholders.

B.  RELATED PARTY TRANSACTIONS.

Other than as disclosed below, for the period from December 31, 2006 through December 31, 2009, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals’ family; (d) key management personnel and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

The Company’s corporate office was located at Room A, F/22, Noble Center, 3rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China. The Company shared the offices of China Merchants DiChain (Asia) Ltd from January, 2005 to September, 2005, and was allocated HK$15,000 per month (US$1,923 as of October 01, 2005) as its pro rata share of the cost of the facility. There is no written agreement regarding this office sharing arrangement.

The Company shared the offices of DC Capital Management, Inc. from October, 2005 to December, 2006, and was allocated HK$13,400 per month (US$1,718 as of January 01, 2006) as its pro rata share of the cost of the facility. There was no written agreement regarding this office sharing arrangement.

The Company has shared the offices of Farsight Holdings, Ltd. since January 2008 and is allocated 10,200 RMB (US $1,500) per month as its pro rata share of the cost of the facility. There is no written agreement regarding this office sharing arrangement.

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
Farsight Holdings Limited, an affiliate of the Company, has advanced $134,008 since June 1, 2007. These advances have been made on an interest-free basis, with no fixed term or repayment date.

C.  INTERESTS OF EXPERTS AND COUNSEL.

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A. FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

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

Item 9.   THE OFFER AND LISTING

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

The PRC Government imposes foreign currency control in part through direct regulation of the conversion of Renminbi into foreign exchange and through foreign trade restrictions. The conversion of the Renminbi into U.S. dollars must be based on the People’s Bank of China (“PBOC”) Rate. The PBOC Rate is set based on the previous day’s PRC interbank foreign exchange market rate and with reference to current exchange rates on the world financial markets. In line with the unification of the two exchange rates, the Renminbi was revalued at HK$1.00=RMB1.12 and US$1.00=RMB8.70 on January 3, 1994. Since revaluation, the exchange rate has fluctuated between a range of US$1.00 = RMB6.80 and US$1.00 = RMB8.70.
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

I.  SUBSIDIARIES INFORMATION.

Not applicable.

ITEM 11.   QUANTATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY

Not applicable.

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.   CONTROLS AND PROCEDURES.

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as of the end of the period covered by this annual report, being December 31, 2009, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our company’s management, including our company’s Chief Executive Officer and our Chief Financial Officer. Based upon that evaluation, our company’s Chief Executive Officer and our Chief Financial Officer concluded that our company’s disclosure controls and procedures are effective as at the end of the period covered by this report. There have been no changes in our company’s internal controls over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16.      [Reserved]

Not applicable.

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that the Company has at least one member who is a financial expert, Dr. Fan Di. Dr. Fan is not considered to be an “independent director” as that term is defined in Rule 4200(a) (15) of the National Association of Securities Dealers.

ITEM 16B.   CODE OF ETHICS

The Company has not yet adopted a code of ethics that applies to the Company’s principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions. Given the Company’s current operations, management does not believe a code of ethics is necessary at this stage of the Company’s development.

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT FEES

For the fiscal years ended December 31, 2009 and December 31, 2008, the Company’s principal accountant billed $10,000 and $12,500, respectively, for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

AUDIT RELATED FEES

For the fiscal years ended December 31, 2009 and December 31, 2008, the Company’s principal accountant billed $nil and $nil, respectively, for assurance and related services that were reasonably related to the performance of the audit or review of the Company’s financial statements outside of those fees disclosed above under “Audit Fees”.

TAX FEES

For the fiscal years ended December 31, 2009 and December 31, 2008, the Company’s principal accountant billed $nil and $nil, respectively, for tax compliance, tax advice, and tax planning services.

ALL OTHER FEES

For the fiscal years ended December 31, 2009 and December 31, 2008, the Company’s principal accountant billed $nil and $nil, respectively, for products and services other than those set forth above.

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

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTES

Not applicable.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

See Item 18.

ITEM 18.     FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of China Heli Resource Renewable Incorporated

We have audited the accompanying balance sheet of China Heli Resource Renewable Incorporated (the “Company”) as of December 31, 2009, 2008 and 2007 and related statements of operations, stockholders’ deficit, and cash flows for the years ending December 31, 2009, 2008 and 2007. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of China Heli Resource Renewable Incorporated as of December 31, 2009, 2008 and 2007 and the results of its operations and its cash flows for years ended December 31, 2009, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.

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

/s/Lake & Associates, CPA’s LLC
Lake & Associates, CPA’s LLC
Schaumburg, Illinois
July 14, 2010

1905 Wright Boulevard
Schaumburg, IL  60193

Phone: 847.524.0800
Fax: 847.524.1655

CHINA HELI RESOURCE RENEWABLE INCORPORATED
BALANCE SHEETS
As of December 2009, 2008, 2007, 2006

ASSETS

	2009	2008	2007	2006
CURRENT ASSETS
Investment	$-	$-	$-	$-

TOTAL ASSETS	-	-	-	-

LIABILITIES AND STOCKHOLDERS EQUITY (Deficit)

CURRENT LIABILITIES
Other payables and accrued liabilities	225,780	666,830	622,458	574,898
Advances from related parties	80,783	44,567	21,718	521,401
Note payable	-	100,000	100,000	100,000
TOTAL LIABILITIES	306,563	811,397	744,176	1,196,298

STOCKHOLDERS EQUITY (DEFICIT)
Paid-in Capital, no par value, 500,000,000 shares authorized
872,551 as of 2009 and 2008, 871,963 as of 2007, and 797,588 shares issued and outstanding as of 2006	6,670,446	5,951,305	5,951,305	5,430,679
Stock subscriptions receivable	(452,000)	(452,000)	(452,000)	(452,000)
Allowance for doubtful stock subscriptions receivable	452,000	452,000	452,000	452,000
Retained Earnings (Deficit)	(6,977,009)	(6,762,702)	(6,695,480)	(6,626,977)
TOTAL STOCKHOLDERS EQUITY (DEFICIT)	(306,563)	(811,397)	(744,176)	(1,196,298)

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$-	$-	$-	$-

The accompanying notes are an integral part of these financial statements

CHINA HELI RESOURCE RENEWABLE INCORPORATED
STATEMENT OF OPERATIONS
For The Years Ended December 31, 2009, 2008, 2007, 2006

	2009	2008	2007	2006
REVENUES
Sales	$-	$-	$-	$-
Cost of Sales
GROSS PROFIT

OPERATING EXPENSES
General and administrative expenses	214,307	67,221	68,503	113,813

TOTAL OPERATING EXPENSES	214,307	67,221	68,503	113,813

OPERATING INCOME (LOSS)	(214,307)	(67,221)	(68,503)	(113,813)

INCOME FROM CONTINUING OPERATIONS	(214,307)	(67,221)	(68,503)	(113,813)

NET INCOME (LOSS)	(214,307)	(67,221)	(68,503)	(113,813)

OTHER COMPREHENSIVE (LOSS) INCOME	-	-	-	-

COMPREHENSIVE LOSS	$(214,307)	$(67,221)	$(68,503)	$(113,813)

NET LOSS COMMON PER SHARE
Basic and Fully Dilluted	$(0.25)	$(0.08)	$(0.08)	$(0.14)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING,	872,551	825,470	825,301	797,588
BASIC AND DILUTED

The accompanying notes are an integral part of these financial statements

China Heli Resource Renewable
Statement of Stockholders' Equity
As of December 2009, 2008, 2007, 2006

				Allowance For
	Common Stock			Doubtful
			Stock Subscriptions	Stock Subscriptions	Retained
	Shares	Amount	Receivable	Receivable	(Deficit)	Total

Balance, December 31, 2005	797,588	$5,430,679	$(452,000)	$452,000	$(6,513,165)	$(1,082,485)

Net Income (Loss) for the Year	-	-	-	-	(113,813)	(113,813)

Balance, December 31, 2006	797,588	5,430,679	(452,000)	452,000	(6,626,978)	(1,196,298)

Issuance of stock for services and debt	74,375	520,626	-	-	-	520,626

Net Income (Loss) for the Year	-	-	-	-	(68,503)	(68,503)

Balance, December 31, 2007	871,963	5,951,305	(452,000)	452,000	(6,695,481)	(744,176)

100:1 Reverse split fractional shares	588	-	-	-	-	-

Net Income (Loss) for the Year					(67,221)	(67,221)

Balance, December 31, 2008	872,551	5,951,305	(452,000)	452,000	(6,762,702)	(811,397)

Reduction of outstanding liabilities (see notes D and E)		719,141				719,141

Net Income (Loss) for the Year	-	-	-	-	(214,307)	(214,307)

Balance, December 31, 2009	872,551	$6,670,446	$(452,000)	$452,000	$(6,977,009)	$(306,563)

The accompanying notes are an integral part of these financial statements

CHINA HELI RESOURCE RENEWABLE INCORPORATED
STATEMENT OF CASH FLOWS
For The Years Ended December 31, 2009, 2008, 2007, 2006

	2009	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(214,307)	$(67,221)	$(68,503)	$(113,813)
Adjustments to reconcile net loss to net cash used in operating activities:
Accounts payable and accrued liabilities	178,092	43,592	47,560	67,038
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(36,215)	(23,629)	(20,943)	(46,775)

CASH FLOWS FROM INVESTING ACTIVITIES:
NET CASH (USED IN) INVESTING ACTIVITIES

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from related parties	36,215	23,629	20,943	46,775
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	36,215	23,629	20,943	46,775

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-	-	-	-

CASH AND CASH EQUIVALENTS
Beginning of Period	-	-	-	-
End of Period	$-	$-	$-	$-

The accompanying notes are an integral part of these financial statements

CHINA HELI RESOURCE RENEWABLE INCORPORATED
NOTES TO THE FINANCIAL STATEMENTS
For the Years Ended December 31, 2009, 2008, 2007 and 2006

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

China Heli Resource Renewable Incorporated(the “Company”) was incorporated on November 25, 2003 in the British Virgin Islands, formerly known as China Pharmaceuticals International Corporation, China Pharmaceuticals, Corp., Wilmington Rexford, Inc., E-Trend Networks, Inc., Cool Entertainment, Inc. and prior to March 1, 1999, Minas Novas Gold Corp. Minas Novas Gold Corp was incorporated in the State of Colorado on June 17, 1996, to engage in mining operations. On March 1, 1999, the Company acquired Cool Entertainment, Inc. and changed its name accordingly. From March 1, 1999 to November 2000, the Company was able to generate only a minimal amount of revenues. On February 21, 2001, the Company acquired E-Trend Networks, Inc. The Company changed its name to E-Trend Networks, Inc. and changed its domicile to the State of Delaware. On December 26, 2001 an agreement was reached whereby a new organization and management team led by eAngels Equity, LLC would acquire controlling interest in E-Trend Networks, Inc. Effective February 19, 2002, the Company changed its name to Wilmington Rexford, Inc. On February 13, 2004, the Company entered into an agreement with China Merchants DiChain Investment Holdings Limited, pursuant to which the Company spun out shares of its wholly owned subsidiary, E-Trend Networks, Inc. On March 25, 2004 the Company changed its name to China Pharmaceuticals Corporation. Effective August 26, 2004, the Company changed its domicile to the British Virgin Islands and its name to China Pharmaceuticals International Corporation. On September 9, 2008, the company changed its name to China Heli Resource Renewable Incorporated. Since October 2003, the Company has not engaged in any business activities.

Basis of Presentation

The financial statements included herein were prepared under the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

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

Comprehensive Income (Loss)

The Company adopted FASB ASC 220 “Comprehensive Income”, formerly SFAS No. 130, “Reporting Comprehensive Income,”, which establishes standards for the reporting and display of comprehensive income and its components in the financial statements.

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

Loss Per Share

The Company applies FASB ASC 260 “Earnings Per Share”, formerly SFAS No. 128, “Earnings Per Share” which requires dual presentation of net earnings (loss) per share: Basic and Diluted. Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares outstanding during the period adjusted for the effect of dilutive outstanding options and warrants. Outstanding stock options and warrants were not considered in the calculation of diluted net loss per share as their effect was anti-dilutive.

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for cash, accounts receivable, accounts payable, and loans payable approximate fair value based on the short-term maturity of these instruments. The carrying value of the Company’s long-term debt approximated its fair value based on the current market conditions for similar debt instruments.

Fair Value Accounting

FASB ASC 820 “Fair Value Measurements and Disclosures”, formerly FASB Statement No. 157, “Fair Value Measurements” (“FAS 157”), defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 were adopted January 1, 2008. In February 2008, the FASB staff issued Staff Position No. 157-2 “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”). FSP FAS 157-2 delayed the effective date of FAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

The provisions of FASB ASC 820 are effective for the Company’s fiscal year beginning January 1, 2009. FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

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

As of December 31, 2009, the Company has no financial assets or liabilities.

Recently Issued Accounting Pronouncements

In June 2009, FASB approved the FASB Accounting Standards Codification (ASC) (“the Codification”) as the single source of authoritative nongovernmental GAAP. All existing accounting standard documents, such as FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and other related literature, excluding guidance from the Securities and Exchange Commission (“SEC”), have been superseded by the Codification. All other non-grandfathered, non-SEC accounting literature not included in the Codification has become nonauthoritative. The Codification did not change GAAP, but instead introduced a new structure that combines all authoritative standards into a comprehensive, topically organized online database. The Codification is effective for interim or annual periods ending after September 15, 2009, and impacts the Company’s financial statements as all future references to authoritative accounting literature will be referenced in accordance with the Codification. There have been no changes to the content of the Company’s financial statements or disclosures as a result of implementing the Codification during the quarter ended September 30, 2009.

As a result of the Company’s implementation of the Codification during the year ended December 31, 2009, previous references to new accounting standards and literature are no longer applicable. In the current year financial statements, the Company will provide reference to both new and old guidance to assist in understanding the impacts of recently adopted accounting literature, particularly for guidance adopted since the beginning of the current fiscal year but prior to the Codification.

Financial Instruments

Included in FASB ASC 825 “Financial Instruments”, previously SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115”

On February 15, 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115”  (“SFAS 159”). This standard permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions of SFAS No. 159 are elective; however, the amendment to FASB No. 115, “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities that own trading and available-for-sale securities. The fair value option created by SFAS 159 permits an entity to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity (i) makes that choice in the first 120 days of that year, (ii) has not yet issued financial statements for any interim period of such year, and (iii) elects to apply the provisions of FASB 157. Management is currently evaluating the impact of SFAS 159, if any, on the Company’s financial statements.

Included in FASB ASC 805 “Business Combinations”, previously SFAS No. 141R “Business Combinations” and in FASB ASC 810 “Consolidation”

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

Included in FASB ASC 815 “Derivatives and Hedging”, previously SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities”

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

Included in FASB ASC 105 “Generally Accepted Accounting Principles”

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

NOTE B - SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosures of cash flow information for the periods ended December 31, 2009, 2008, 2007 and 2006 is summarized as follows:

Cash paid during the period ended December 31, 2009, 2008, 2007 and 2006 for interest and income taxes:

	2009	2008	2007	2006

Income Taxes	0	0	0	0
Interest	0	0	0	0
Common Stock Issued for Stock Subscriptions Receivable	0	0	0	0
Common Stock Cancelled for Reversal of Investment	0	0	0	0

NOTE C - SEGMENT REPORTING

FASB ASC 280 “Segment Reporting”, formerly SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” requires companies to report information about operating segments in interim and annual consolidated financial statements. It also requires segment disclosures about products and services, geographic areas, and major customers. The Company determined that it did not have any separately reportable operating segments as of December 31, 2009, 2008, 2007 and 2006.

NOTE D - NOTES PAYABLE - CURRENT AND LONG-TERM

As of December 31, 2009, notes payable consist of the following:

	2009	2008	2007	2006
Unsecured note payable to an unrelated party.
Bearing 10 % interest with a maturity date of May 16, 2004	-	100,000	100,000	100,000

The Company has disputed its obligation for this debt since 2005 and has produced evidence which demonstrates that the debt is not a valid obligation of the Company.  See note E for a further discussion regarding this note payable.  For the years ended December 31, 2009, 2008, 2007 and 2006, accrued interest was $0, $56,274, $46,274 and $36,274, respectively.

NOTE E - CONTIGENCIES

As of December 31, 2008, the Company had a debt recorded in the amount of $375,244 payable to eAngels EquiDebt Partners (“eAngels”). The outstanding balance bore interest at 10% per year and had accrued interest for the years ended December 31, 2008, 2007 and 2006 of $187,621, $150,097 and $112,573 respectively. The Company has disputed their liability for this debt since 2005 and has provided documentary evidence showing that this obligation was fully satisfied as part of the share exchange transaction executed on February 13, 2004.  The liability of $375,244 and accrued interest in the amount of $187,622 has been removed from the balance sheet as of December 31, 2009.

As of December 31, 2008, the Company had a note payable in the amount of $100,000 recorded . The note bore interest at 10% per year and had accrued interest for the years ended December 31, 2008, 2007 and 2006 of $56,274, $46,274 and $36,274, respectively. The Company has disputed their liability for this debt.  The Company has disputed their liability for this debt since 2005 and has provided documentary evidence showing that this obligation was fully satisfied as part of the share exchange transaction executed on February 13, 2004.  The liability of $100,000 and accrued interest in the amount of $56,274 has been removed from the balance sheet as of December 31, 2009.

As of December 31, 2008, the Company had accrued a liability in the amount of $2,000 for consulting services provided by FutureVest, Inc. The Company has disputed their liability for this amount and FutureVest, Inc. has not provided any information to substantiate that any services were provided.  As of December 31, 2010 the liability has been eliminated and the charge to operating expense has been reversed.

As of December 31, 2008, the Company had accrued a liability in the amount of $24,000 for consulting services provided by Alexis Global, Inc. The Company has disputed their liability for this amount and Alexis Global, Inc. has not provided any information to substantiate that any services were provided.  As of December 31, 2010 the liability has been eliminated and the charge to operating expense has been reversed.

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

On August 16, 2007 the company issued 7,437,514 common shares (pre-split) as payment for the above related company payables. The stock was issued at the most recent stock sale of $.07 per share for a total value of $520,626

Farsight Holdings Limited, an affiliate of the Company, has advanced $134,008 since January 1, 2007. These advances have been made on an interest-free basis, with no fixed term or repayment date.

Share of Business Offices

The Company shares the offices of Farsight Holdings, Ltd. and is allocated HK$11,700 per month (US$ 1,500) as its pro rata share of the cost of the facility. There is no written agreement regarding this office sharing arrangement.

Share of Office Staff

The Company shared the office staff of DC Capital Management, Inc. from January 01, 2006 to December 31, 2006, and was allocated HK$10,000 per month (US$ 1,282) as its pro rata share of the cost. There was no written agreement regarding this staff sharing arrangement. No expenses were allocated during the year ended December 31, 2009, 2008 & 2007.

NOTE G - COMPREHENSIVE INCOME

Statement of Financial Accounting Standards (SFAS) No. 130,“Reporting Comprehensive Income,” establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated comprehensive income, as presented in the accompanying statement of changes in stockholders’ equity consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit. For the years ended December 31, 2009, 2008, 2007 and 2006, total comprehensive income was $0, $0, $0 and $0, respectively.

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

NOTE I - INCOME TAXES

The components of income taxes were as follows:

	2009	2008	2007	2006

Income tax benefit at combined statutory rate of 42.62%	91,338	28,668	29,195	48,507
Change in Valuation Allowance	(91,338)	(28,668)	(29,195)	(48,507)

The income tax benefit for the year ended December 31, 2009, 2008, 2007 and 2006, differed from the combined federal and provincial statutory rates due principally to the decrease in the deferred tax asset valuation allowance.

Due to mainly operating losses and the inability to recognize an income tax benefit there from, there is no provision for current federal or state income taxes for the years ended December 31, 2009, 2008, 2007 and 2006.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for federal and state income tax purposes.

At December 31, 2009, 2008 and 2007, the approximate deferred tax assets were as follows:

	2009	2008	2007

Non-capital loss carryforwards	$2,635,182	$2,399,875	$2,332,611
Capital assets	-	-	-
Total deferred tax assets	2,614,182	2,399,875	2,332,611
Less valuation allowance	(2,614,182)	(2,399,875)	(2,332,611)
Income Tax Benefit	$-	$-	$-

NOTE J - STOCK SUBCRIPTIONS RECEIVABLE

The Company issued 45,200,000 shares (pre-split) on September 21, 2005 at $0.01 per share as follows:

Company	Shares	USD

Global China Enterprises Limited	7,500,000	$75,000
Mart Express Limited	7,500,000	75,000
Rich Gush Limited	7,500,000	75,000
Mart Burkit Limited	7,500,000	75,000
Sino Castle Holdings Limited	7,500,000	75,000
Fivestar International Limited	7,700,000	75,000
TOTAL	45,200,000	$452,000

As of December 31, 2009, the investing companies have not paid the subscription amount of $452,000 the amount is shown as possible uncollectible subscriptions.

NOTE K - EQUITY

On September 17, 2008, the company executed a 100:1 reverse stock split on the common stock. As a result, the total number of issued and outstanding shares was reduced from 87,196,351 to 872,551 shares. This is inclusive of issuance of 588 shares of common stocks as fractional shares. All common stock and per share data for all periods presented in these financial statements have been restated to give effect to the reverse stock split.

On August 16, 2007 the company issued 7,437,514 common shares (pre-split) as payment for related company payables. The stock was issued at the most recent stock sale of $.07 per share for a total value of $520,626.

NOTE L – SUBSEQUENT EVENTS

On May 28, 2010, the Company approved the issuance of 140,000 shares of its common stock as a compensation bonus for its employees at a conversion price of $0.15 per share.  The total value of these shares is $21,000 and the shares have been issued to Di Fan and Li Fu.

ITEM 19.     EXHIBITS

Exhibit No.	Description

12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)
12.2	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Rule 13a-14(a)
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

CHINA HELI RESOURCE RENEWABLE INCORPORATED (Registrant)
Dated: July 15, 2010	/s/ FAN Di FAN Di President (Chief Executive Officer), Acting Financial Officer

CHINA HELI RESOURCE RENEWABLE INCORPORATED

EXHIBIT INDEX
TO
ANNUAL REPORT ON FORM 20-F

Exhibit Number	Description	Incorporated by Reference to:	Filed Herewith
12.1	Certificate of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.		X
12.2	Certificate of Chief Finance Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.		X
13.1	Certificate of Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.		X