Form 20-F
period 2010-12-31
CHINA HELI RESOURCE RENEWABLE INC
filed 2011-03-15
CIK 1081823

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from ______________ to _______________

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

Not Applicable

The registrant had 1,763,339 Common Shares issued and outstanding as of March 11, 2011

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes	☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ US GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☒ Yes	☐ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of the securities under a plan confirmed by a court.

☐ Yes	☐ No

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

Important factors that could cause actual performance or results to differ materially from those contained in forward-looking statements include, but are not limited to, those factors discussed in “Item 3. Key Information - Risk Factors” in this report and in the information incorporated herein by reference, including, among others:

☐	China’s overall economic conditions and local market economic conditions;

☐	Changing principles of generally accepted accounting principles;

☐	Compliance with government regulations;

☐	Legislation or regulatory environments, and

☐	Geopolitical events.

Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations or investments made by the Company.  The Company does not assume any obligation to update any forward-looking statements.

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.             DIRECTORS AND SENIOR MANAGEMENT.

Name	Age	Title	Business Address

Di Fan	N/A	Chief Executive Officer President Acting Chief Financial Officer Director	7/F, Nan Jue Tower, East Nan Hu Road, Shui Mo Gou District, Urumqi, Xin Jiang Province, P.R.China

Li Fu	N/A	Assistant President Corporate Secretary Director	7/F, Nan Jue Tower, East Nan Hu Road, Shui Mo Gou District, Urumqi, Xin Jiang Province, P.R.China

Fan Qing	N/A	Director	7/F, Nan Jue Tower, East Nan Hu Road, Shui Mo Gou District, Urumqi, Xin Jiang Province, P.R.China

B.            ADVISERS.

Not applicable.

C.             AUDITORS.

Name	Business Address

Lake & Associates CPA’s, LLC	1905 Wright Blvd
Schaumburg, IL 60193

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.   KEY INFORMATION

A.             SELECTED FINANCIAL DATA.

The selected financial data of the Company for the five years ended December 31, 2010 are derived from the financial statements of the Company which have been audited by Lake & Associates CPA’s, LLC. The selected financial data set forth for the year ended December, 2006 is derived from the Company’s audited financial statements, not included herein.

The information in the following table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements, the notes to the financial statements and with the information appearing under the heading “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS”.

	Year Ended December 31
	2010	2009	2008	2007	2006
Revenues	$-	$-	$-	$-	$-
Loss from operations	(99,635)	(214,307)	(67,221)	(68,503)	(113,813)
Loss from continuing operations	(99,635)	(214,307)	(67,221)	(68,503)	(113,813)
Net loss	(99,635)	(214,307)	(67,221)	(68,503)	(113,813)
Comprehensive loss	$(99,635)	$(214,307)	$(67,221)	$(68,503)	$(113,813)

Net loss from per share	(0.10)	(0.25)	(0.08)	(0.08)	(0.14)
Total assets	-	-	-	-	-
Stockholders' equity (deficit)	(385,198)	(306,563)	(811,397)	(744,176)	(1,196,298)
Weighted average number of shares	950,798	872,551	825,470	825,301	797,588
Dividends per share	$-	$-	$-	$-	$-

Unless otherwise indicated, all references herein are to US dollars.

B.           CAPITALIZATION AND INDEBTEDNESS

Not required.

C.           REASONS FOR THE OFFER AND USE OF PROCEEDS

Not required.

D.           RISK FACTORS

The Company has limited financial resources and if the Company is unable to secure additional funding and/or a business opportunity, the Company may fail.

As of December 31, 2010, the Company had no cash and a working capital deficit of $385,198. It currently has no business operations. Without additional funding and/or a business opportunity, the Company may not continue to exist. As a result, for the year ended December 31, 2010, the Company’s auditors, in Note G of the Financial Statements, have indicated that there is substantial doubt about the Company’s ability to continue as a going concern. The Company’s existence is dependent upon management funding operations and raising sufficient capital. At this point in time, it is impossible to state an amount of additional funding which the Company believes would remove the going concern opinion.

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

The trading volume of the Company’s stock is low, thereby making the market price of the stock subject to wide fluctuations in price, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company’s common shares fluctuated from a low of $0.15 to a high of $0.15 during the 12-month period ending December 31, 2010. Continued price fluctuations will have a significant impact on the Company’s ability to complete equity financings.

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

From March 1, 1999 to November 2000, the Company was able to generate only a minimal amount of revenues. Realizing that it was undercapitalized and unable to market its services properly, the Company searched for another business opportunity. On February 21, 2001, the Company acquired all of the issued and outstanding capital stock of E-Trend Networks, Inc., a Nevada corporation, in exchange solely for approximately 92% of its common stock. The Company changed its name to E-Trend Networks, Inc., changed its domicile to Delaware, and affected a 1-for-100 reverse split of its issued and outstanding shares of common stock.

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

On September 21, 2005, the Company issued a total of 45,200,000 shares of its common stock to six buyers. As of December 31, 2010, the buyers have not settled the subscription money and $452,000 is still owed to the Company. The Company has determined that it will not be able to collect the subscription money. As a result, management elected to treat the unpaid for shares as cancelled shares as of March 3, 2011.

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

On June 11, 2010 the Company issued 140,000 shares of stock for accrued salary in the amount of $21,000.

On February 23, 2011 the Company issued 140,000 shares of stock for accrued salary in the amount of $21,000.

On March 3, 2011, the Company approved the issuance of 280,000 shares of its common stock in exchange for accrued salaries for its employees at a conversion price of $0.15 per share.  The total value of these shares is $42,000.

On March 3, 2011, the Company approved the issuance of 782,788 shares of its common stock in exchange for advances from related parties at a conversion price of $0.15 per share.  The total value of these shares is $117,418.

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

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the results of operations of the Company for the years ended December 31, 2010, 2009, 2008, 2007, and 2006 should be read in conjunction with the financial statements of the Company and related notes included therein.

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

For the year ended December 31, 2010, the Company’s auditors, in Note G of the Financial Statements, have noted that there is substantial doubt about the Company’s ability to continue as a going concern. The Company’s existence is dependent upon management funding operations and raising sufficient capital. At this point in time, it is impossible to state an amount of additional funding which the Company believes would remove the going concern opinion.

OPERATING RESULTS

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

The Company did not have any business operations during the twelve months ended December 31, 2010 or 2009.  Despite the disposition of these business operations, the Company continued to incur general and administrative expenses to maintain the Company’s existence as a reporting company with the Securities and Exchange Commission whose stock is traded on the OTC Bulletin Board. Total operating expenses and net loss were $99,635 for the year ended December 31, 2010, $214,307 for the year ended December 31, 2009, $67,221 for the year ended December 31, 2008, $68,503 for the year ended December 31, 2007, and $113,813 for the year ended December 31, 2006.  General and administrative expense decreased as a result of a decrease in salary expense compared to 2009.

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

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2010, the Company had no cash, the same as December 31, 2009. The Company used cash of $57,635 for operating activities. Cash was provided by advances from related parties in the sum of $57,635.

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

As of December 31, 2008, the Company had a note payable in the amount of $100,000 recorded. The note bore interest at 10% per year and had accrued interest for the years ended December 31, 2008, 2007 and 2006 of $56,274, $46,274 and $36,274, respectively. The Company has disputed their liability for this debt.  The Company has disputed their liability for this debt since 2005 and has provided documentary evidence showing that this obligation was fully satisfied as part of the share exchange transaction executed on February 13, 2004.  The liability of $100,000 and accrued interest in the amount of $56,274 has been removed from the balance sheet as of December 31, 2009.

There are no material commitments for capital expenditures during fiscal 2010.  Other than the intercompany advances from Farsight Holdings, Ltd. which have been made on an interest-free basis, with no fixed term or repayment date, there is no debt owed by the Company.

TREND INFORMATION

The Company is not aware of any trends that might affect its financial results or business.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet financing arrangements as of December 31, 2010.

CONTRACTUAL OBLIGATIONS

The Company does not have any contractual obligations as of December 31, 2010.

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

B.        COMPENSATION

During the fiscal year ended December 31, 2010, the directors and officers of the Company, as a group, had received or charged the Company a total of $42,000 for services rendered by the directors and officers or companies owned by the individuals. On March 3, 2011, 280,000 shares of stock valued at $42,000 ($0.15 per share) were issued for accrued salary earned by the employees of the Company in 2010.

On June 11, 2010, 140,000 shares of stock, valued at $21,000 ($.15 per share), were issued for one half of the accrued salary earned by the employees of the Company for the year ended December 31, 2009.  On February 23, 2011, 140,000 shares of stock valued at $21,000 ($0.15 per share), were issued for remaining half of the accrued salary earned by the employees of the Company for the year ended December 31, 2009.

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

INDEPENDENCE OF DIRECTORS

Not applicable.

BOARD COMMITTEES

Not applicable.

AUDIT COMMITTEE

Not applicable

D.        EMPLOYEES

As of December 31, 2010, the Company had two full-time employees in the area of management and administration.

E.         SHARE OWNERSHIP

The following table sets forth certain information regarding ownership of the Company’s common shares by the Company’s officers and directors as of March 11, 2011.

Title of Class	Name and Address of Owner	Shares and Rights Beneficially Owned or Controlled (1)	Percent Of Class (1)

Common Stock	Fan Di (2) Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China	235,885	13.4%

Common Stock	Fan Di Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China	400,000	22.7%

Common Stock	Fu Li Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China	160,000	9.1%

(1)	Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from December 31, 2010, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 1,763,339 shares of common stock outstanding as of March 11, 2011.
(2)	These shares are held by China Merchants DiChain Investment Holdings Limited. As Dr. Fan is a director of China Merchants DiChain Investment Holdings Limited and a director of the sole controlling shareholder of China Merchants DiChain Investment Holdings Limited, he is deemed to be beneficial owner of these shares.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Title of Class	Name and Address of Owner	Shares and Rights Beneficially Owned or Controlled (1)	Percent Of Class (1)

Common Stock	Farsight Holdings Commence Chambers Road Town, Tortola British Virgin Islands	782,788	44.4%

Common Stock	Dr. Fan Di Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China	400,000	22.7%

Common Stock	Fan Di (2) Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China	235,885	13.4%

Common Stock	Fu Li Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China	160,000	9.1%

Common Stock	Asian Century Development Limited C/O 16F Chinese Bank Building, 61 Des Veoux Road Central Hong Kong	69,295	3.9%

(1)	Based on 1,763,339 shares of common stock outstanding as of March 11, 2010.
(2)
These shares are held of record by China Merchants DiChain Investment Holdings Limited. As Dr. FAN is a director of China Merchants DiChain Investment Holdings Limited and a director of the sole controlling shareholder of China Merchants DiChain Investment Holdings Limited, he is deemed to be beneficial owner of these shares.

CONTROL BY FOREIGN GOVERNMENT OR OTHER PERSONS

As of March 11, 2011 the Company was 13.4% indirectly owned by DiChain Investment Holdings Limited, an investment holding company located in Hong Kong.

None of the Company’s common shareholders has different voting rights than any of the Company’s other common shareholders.

CHANGE IN SHAREHOLDINGS

China Merchants DiChain Investment Holdings Limited issued totally 45,200,000 shares (pre-split) on 21 September 2005 at US$0.01 each to six companies as listed in item#7. Subsequent to the 1:100 reverse split, the holdings of China Merchants DiChain Investment Holdings Limited’s shareholding have been diluted to 27% from 64.3%.  As of March 11, 2011, the holdings of China Merchants DiChain Investment Holdings Limited were 235,885 shares or 13.4% of the outstanding shares.

CHANGE OF CONTROL

As of the date of this annual report, there are no arrangements known to the Company that may at a subsequent date result in a change of control of the Company

UNITED STATES SHAREHOLDERS

As of December 31, 2010, there were 77 registered holders of the Company’s common shares in the United States, with combined holdings of 68,729 shares representing 3.9% of the issued shares of the Company.  In addition, CEDE & Co held 43,888 shares of record, representing 2.5% of the issued shares of the Company. The Company does not know how many beneficial shareholders it has in the United States, but management believes there are less than 300 such shareholders.

B.        RELATED PARTY TRANSACTIONS.

Other than as disclosed below, for the period from December 31, 2006 through December 31, 2010, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals’ family; (d) key management personnel and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

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

Farsight Holdings Limited, an affiliate of the Company, has advanced $162,643 since June 1, 2007. These advances have been made on an interest-free basis, with no fixed term or repayment date.  The outstanding balance owed to Farsight Holdings Limited as of December 31, 2010 was $116,643.  On March 3, 2011, the company issued 782,788 shares of stock at a conversion price of $0.15 per share to repay the outstanding debt owed to Farsight Holdings, Limited and DiChain Investment Holdings Limited.  DiChain Investment Holdings Limited has advanced $775 since June 1, 2007.  The total value of the shares issued was $117,418.

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

B.              SIGNIFICANT CHANGES.

None.

A.              OFFERING AND LISTING DETAILS.

Not applicable.

B.                PLAN OF DISTRIBUTION.

Not applicable.

C.                MARKETS.

Not applicable.

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

I.             SUBSIDIARIES INFORMATION.

Not applicable.

ITEM 11.   QUANTATIVE AND  QUALITIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY

Not applicable.

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.   CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as of the end of the period covered by this annual report, being December 31, 2010, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our company’s management, including our company’s Chief Executive Officer and our Chief Financial Officer. Based upon that evaluation, our company’s Chief Executive Officer and our Chief Financial Officer concluded that our company’s disclosure controls and procedures are effective as at the end of the period covered by this report.

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

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our company’s internal control over financial reporting is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

-	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions
-
provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

-	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2010 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our company’s internal controls over financial reporting were effective as of December 31, 2010.

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

ITEM 16.       [RESERVED]

Not applicable.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL REPORT

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

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT FEES

For the fiscal years ended December 31, 2010 and December 31, 2009, the Company’s principal accountant billed $6,000 and $6,000, respectively, for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

AUDIT RELATED FEES

For the fiscal years ended December 31, 2010 and December 31, 2009, the Company’s principal accountant billed $nil and $nil, respectively, for assurance and related services that were reasonably related to the performance of the audit or review of the Company’s financial statements outside of those fees disclosed above under “Audit Fees”.

TAX FEES

For the fiscal years ended December 31, 2010 and December 31, 2009, the Company’s principal accountant billed $nil and $nil, respectively, for tax compliance, tax advice, and tax planning services.

ALL OTHER FEES

For the fiscal years ended December 31, 2010 and December 31, 2009, the Company’s principal accountant billed $nil and $nil, respectively, for products and services other than those set forth above.

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

PRINCIPAL ACCOUNTANT SERVICES

To the best of the Company’s knowledge, the percentage of hours expended on the Company’s principal accountant’s engagement to audit the Company’s financial statements for the fiscal year ended December 31, 2010, that were attributed to work performed by persons other than the principal accountant’s full-time permanent employees was less than fifty percent (50%).

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTES

Not applicable.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

Not applicable.

PART III

ITEM 17.     FINANCIAL STATEMENTS

See Item 18.

ITEM 18.    FINANCIAL STATEMENTS

China Heli Resource Renewable Incorporated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of China Heli Resource Renewable Incorporated

We have audited the accompanying balance sheet of China Heli Resource Renewable Incorporated (the “Company”) as of December 31, 2010, 2009, 2008, 2007 and 2006 and related statements of operations, stockholders’ deficit, and cash flows for the years ending December 31, 2010, 2009, 2008, 2007 and 2006. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of China Heli Resource Renewable Incorporated as of December 31, 2010, 2009, 2008, 2007 and 2006 and the results of its operations and its cash flows for years ended December 31, 2010, 2009, 2008, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.

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
March 3, 2011

1905 Wright Boulevard
Schaumburg, IL  60193

Phone: 847.524.0800
Fax: 847.524.1655

CHINA HELI RESOURCE RENEWABLE INCORPORATED
BALANCE SHEETS
As of December 2010, 2009, 2008, 2007, 2006

ASSETS

	2010	2009	2008	2007	2006
CURRENT ASSETS
Investment	$-	$-	$-	$-	$-

TOTAL ASSETS	-	-	-	-	-

LIABILITIES AND STOCKHOLDERS EQUITY (Deficit)

CURRENT LIABILITIES
Other payables and accrued liabilities	267,781	225,781	666,830	622,458	574,898
Advances from related parties	117,417	80,783	44,567	21,718	521,401
Note payable	-	-	100,000	100,000	100,000
TOTAL LIABILITIES	385,198	306,563	811,397	744,176	1,196,298

STOCKHOLDERS EQUITY (DEFICIT)
Paid-in Capital, no par value, 500,000,000 shares authorized
1,012,551 as of 2010, 872,551 as of 2009 and 2008, 871,963 as of 2007, and 797,588 shares issued and outstanding as of 2006	6,691,446	6,670,446	5,951,305	5,951,305	5,430,679
Stock subscriptions receivable	(452,000)	(452,000)	(452,000)	(452,000)	(452,000)
Allowance for doubtful stock subscriptions receivable	452,000	452,000	452,000	452,000	452,000
Retained Earnings (Deficit)	(7,076,644)	(6,977,009)	(6,762,702)	(6,695,480)	(6,626,977)
TOTAL STOCKHOLDERS EQUITY (DEFICIT)	(385,198)	(306,563)	(811,397)	(744,176)	(1,196,298)

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these financial statements

CHINA HELI RESOURCE RENEWABLE INCORPORATED
STATEMENT OF OPERATIONS
For The Years Ended December 31, 2010, 2009, 2008, 2007, 2006

	2010	2009	2008	2007	2006
REVENUES
Sales	$-	$-	$-	$-	$-
Cost of Sales
GROSS PROFIT

OPERATING EXPENSES
General and administrative expenses	99,635	214,307	67,221	68,503	113,813

TOTAL OPERATING EXPENSES	99,635	214,307	67,221	68,503	113,813

OPERATING INCOME (LOSS)	(99,635)	(214,307)	(67,221)	(68,503)	(113,813)

INCOME FROM CONTINUING OPERATIONS	(99,635)	(214,307)	(67,221)	(68,503)	(113,813)

NET INCOME (LOSS)	(99,635)	(214,307)	(67,221)	(68,503)	(113,813)

OTHER COMPREHENSIVE (LOSS) INCOME	-	-	-	-	-

COMPREHENSIVE LOSS	$(99,635)	$(214,307)	$(67,221)	$(68,503)	$(113,813)

NET LOSS COMMON PER SHARE
Basic and Fully Dilluted	$(0.10)	$(0.25)	$(0.08)	$(0.08)	$(0.14)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING,	950,798	872,551	825,470	825,301	797,588
BASIC AND DILUTED

The accompanying notes are an integral part of these financial statements

China Heli Resource Renewable
Statement of Stockholders' Equity
As of December 2010, 2009, 2008, 2007, 2006

				Allowance For
	Common Stock			Doubtful
			Stock Subscriptions	Stock Subscriptions	Retained
	Shares	Amount	Receivable	Receivable	(Deficit)	Total

Balance, December 31, 2005	797,588	$5,430,679	$(452,000)	$452,000	$(6,513,164)	$(1,082,485)

Net Income (Loss) for the Year	-	-	-	-	(113,813)	(113,813)

Balance, December 31, 2006	797,588	5,430,679	(452,000)	452,000	(6,626,977)	(1,196,298)

Issuance of stock for services and debt	74,375	520,626	-	-	-	520,626

Net Income (Loss) for the Year	-	-	-	-	(68,503)	(68,503)

Balance, December 31, 2007	871,963	5,951,305	(452,000)	452,000	(6,695,480)	(744,176)

100:1 Reverse split fractional shares	587	-	-	-	-	-

Net Income (Loss) for the Year					(67,221)	(67,221)

Balance, December 31, 2008	872,551	5,951,305	(452,000)	452,000	(6,762,702)	(811,397)

Reduction of outstanding liabilities (see notes D and E)		719,141				719,141

Net Income (Loss) for the Year	-	-	-	-	(214,307)	(214,307)

Balance, December 31, 2009	872,551	6,670,446	(452,000)	452,000	(6,977,009)	(306,563)

Shares Issued for Accrued Salary	140,000	21,000	-	-	-	21,000

Net Income (Loss) for the Year	-	-	-	-	(99,635)	(99,635)

Balance, December 31, 2010	1,012,551	$6,691,446	$(452,000)	$452,000	$(7,076,644)	$(385,198)

The accompanying notes are an integral part of these financial statements

CHINA HELI RESOURCE RENEWABLE INCORPORATED
STATEMENT OF CASH FLOWS
For The Years Ended December 31, 2010, 2009, 2008, 2007, 2006

	2010	2009	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(99,635)	$(214,307)	$(67,221)	$(68,503)	$(113,813)
Adjustments to reconcile net loss to net cash used in operating activities:
Shares Issued for Accrued Salary	21,000	-	-	-	-
Accounts payable and accrued liabilities	42,000	178,092	43,592	47,560	67,038
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(36,635)	(36,215)	(23,629)	(20,943)	(46,775)

CASH FLOWS FROM INVESTING ACTIVITIES:
NET CASH (USED IN) INVESTING ACTIVITIES

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from related parties	36,635	36,215	23,629	20,943	46,775
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	36,635	36,215	23,629	20,943	46,775

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-	-	-	-	-

CASH AND CASH EQUIVALENTS
Beginning of Period	-	-	-	-	-
End of Period	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these financial statements

CHINA HELI RESOURCE RENEWABLE INCORPORATED
NOTES TO THE FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009, 2008, 2007 and 2006

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

China Heli Resource Renewable Incorporated (the “Company”) was incorporated on November 25, 2003 in the British Virgin Islands, formerly known as China Pharmaceuticals International Corporation, China Pharmaceuticals, Corp., Wilmington Rexford, Inc., E-Trend Networks, Inc., Cool Entertainment, Inc. and prior to March 1, 1999, Minas Novas Gold Corp. Minas Novas Gold Corp was incorporated in the State of Colorado on June 17, 1996, to engage in mining operations. On March 1, 1999, the Company acquired Cool Entertainment, Inc. and changed its name accordingly. From March 1, 1999 to November 2000, the Company was able to generate only a minimal amount of revenues. On February 21, 2001, the Company acquired E-Trend Networks, Inc. The Company changed its name to E-Trend Networks, Inc. and changed its domicile to the State of Delaware. On December 26, 2001 an agreement was reached whereby a new organization and management team led by eAngels Equity, LLC would acquire controlling interest in E-Trend Networks, Inc. Effective February 19, 2002, the Company changed its name to Wilmington Rexford, Inc. On February 13, 2004, the Company entered into an agreement with China Merchants DiChain Investment Holdings Limited, pursuant to which the Company spun out shares of its wholly owned subsidiary, E-Trend Networks, Inc. On March 25, 2004 the Company changed its name to China Pharmaceuticals Corporation. Effective August 26, 2004, the Company changed its domicile to the British Virgin Islands and its name to China Pharmaceuticals International Corporation. On September 9, 2008, the company changed its name to China Heli Resource Renewable Incorporated. Since October 2003, the Company has not engaged in any business activities.

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

Comprehensive Income (Loss)

The Company adopted FASB ASC 220 “Comprehensive Income” which establishes standards for the reporting and display of comprehensive income and its components in the financial statements.

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

Loss Per Share

The Company applies FASB ASC 260 “Earnings Per Share” which requires dual presentation of net earnings (loss) per share: Basic and Diluted. Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares outstanding during the period adjusted for the effect of dilutive outstanding options and warrants. Outstanding stock options and warrants were not considered in the calculation of diluted net loss per share as their effect was anti-dilutive.

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

As of December 31, 2010, the Company has no financial assets or liabilities.

Recently Issued Accounting Pronouncements

In June 2009, FASB approved the FASB Accounting Standards Codification (ASC) (“the Codification”) as the single source of authoritative nongovernmental GAAP. All existing accounting standard documents, such as FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and other related literature, excluding guidance from the Securities and Exchange Commission (“SEC”), have been superseded by the Codification. All other non-grandfathered, non-SEC accounting literature not included in the Codification has become nonauthoritative. The Codification did not change GAAP, but instead introduced a new structure that combines all authoritative standards into a comprehensive, topically organized online database. The Codification is effective for interim or annual periods ending after September 15, 2009, and impacts the Company’s financial statements as all future references to authoritative accounting literature will be referenced in accordance with the Codification. There have been no changes to the content of the Company’s financial statements or disclosures as a result of implementing the Codification during the year ended December 31, 2010.

In June 2009, the Financial Accounting Standards Board (FASB) issued authoritative literature regarding Amendments to FASB Interpretation No. 46(R), which changes various aspects of accounting for and disclosures of interests in variable interest entities, and Accounting for Transfers of Financial Assets, which was issued in order to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets.

In January 2010, the FASB issued authoritative guidance regarding Improving Disclosures about Fair Value Measurements, which requires new and amended disclosure requirements for classes of assets and liabilities, inputs and valuation techniques and transfers between levels of fair value measurements and Accounting for Distributions to Shareholders with Components of Stock and Cash, which clarifies the accounting for distributions to shareholders that offer them the ability to elect to receive their entire distribution in cash or shares of equivalent value.

Financial Instruments

FASB ASC 825 “Financial Instruments”

This standard permits an entity to measure financial instruments and certain other items at estimated fair value. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. Management is evaluating the impact of FASB ASC 825, if any, on the Company’s financial statements.

Included in FASB ASC 805 “Business Combinations”

FASB ASC 805 is effective for fiscal years beginning after December 15, 2008 and the application of these standards will improve, simplify and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. The Company is in the process of evaluating the impact, if any, of FASB ASC 805 and does not anticipate that the adoption of these standards will have any impact on its financial statements.

FASB ASC 805 requires an acquiring entity in a business combination to: (i) recognize all (and only) the assets acquired and the liabilities assumed in the transaction, (ii) establish an acquisition-date fair value as the measurement objective for all assets acquired and the liabilities assumed, and (iii) disclose to investors and other users all of the information they will need to evaluate and understand the nature of, and the financial effect of, the business combination, and, (iv) recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase.

FASB ASC 805 will improve the relevance, comparability and transparency of financial information provided to investors by requiring all entities to: (i) report noncontrolling (minority) interests in subsidiaries in the same manner, as equity but separate from the parent’s equity, in consolidated financial statements, (ii) net income attributable to the parent and to the non-controlling interest must be clearly identified and presented on the face of the consolidated statement of income, and (iii) any changes in the parent’s ownership interest while the parent retains the controlling financial interest in its subsidiary be accounted for consistently.

Included in FASB ASC 815 “Derivatives and Hedging”

This standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company does not believe that FASB ASC 815 has a material impact on its financial statements.

Included in FASB ASC 105 “Generally Accepted Accounting Principles”

FASB ASC 105, The Hierarchy of Generally Accepted Accounting Principles identifies the sources for accounting principles and the framework for selecting the principles to be used in preparing financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States.

NOTE B - SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosures of cash flow information for the periods ended December 31, 2010, 2009, 2008, 2007 and 2006 is summarized as follows:

Cash paid during the period ended December 31, 2010, 2009, 2008, 2007 and 2006 for interest and income taxes:

	2010	2009	2008	2007	2006

Income Taxes		0	0	0	0
Interest		0	0	0	0
Common Stock Issued for Stock Subscriptions Receivable		0	0	0	0
Common Stock Cancelled for Reversal of Investment		0	0	0	0

NOTE C - SEGMENT REPORTING

FASB ASC 280 “Segment Reporting” requires companies to report information about operating segments in interim and annual consolidated financial statements. It also requires segment disclosures about products and services, geographic areas, and major customers. The Company determined that it did not have any separately reportable operating segments as of December 31, 2010, 2009, 2008, 2007 and 2006.

NOTE D - CONTIGENCIES

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

As of December 31, 2008, the Company had accrued a liability in the amount of $24,000 for consulting services provided by Alexis Global, Inc. The Company has disputed their liability for this amount and Alexis Global, Inc. has not provided any information to substantiate that any services were provided.  As of December 31, 2009 the liability has been eliminated and the charge to operating expense has been reversed.

NOTE E - RELATED-PARTY TRANSACTIONS

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

On August 16, 2007 the company issued 7,437,514 common shares (pre-split) as payment for the above related company payables. The stock was issued at the most recent stock sale of $.07 per share for a total value of $520,626

Farsight Holdings Limited, an affiliate of the Company, has advanced $162,643 since January 1, 2007. These advances have been made on an interest-free basis, with no fixed term or repayment date.

Share of Business Offices

The Company shares the offices of Farsight Holdings, Ltd. and is allocated HK$11,700 per month (US$ 1,500) as its pro rata share of the cost of the facility. There is no written agreement regarding this office sharing arrangement.

Share of Office Staff

The Company shared the office staff of DC Capital Management, Inc. from January 01, 2006 to December 31, 2006, and was allocated HK$10,000 per month (US$ 1,282) as its pro rata share of the cost. There was no written agreement regarding this staff sharing arrangement. No expenses were allocated during the year ended December 31, 2010, 2009, 2008 & 2007.

NOTE F - COMPREHENSIVE INCOME

Statement of Financial Accounting Standards (SFAS) No. 130,“Reporting Comprehensive Income,” establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated comprehensive income, as presented in the accompanying statement of changes in stockholders’ equity consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit. For the years ended December 31, 2010, 2009, 2008, 2007 and 2006, total comprehensive income was $0, $0, $0, $0 and $0, respectively.

NOTE G - GOING CONCERN

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

NOTE H - INCOME TAXES

The components of income taxes were as follows:

	2010	2009	2008	2007	2006

Income tax benefit at combined statutory rate of 42.62%	42,464	91,338	28,668	29,195	48,507
Change in Valuation Allowance	(42,464)	(91,338)	(28,668)	(29,195)	(48,507)

The income tax benefit for the year ended December 31, 2010, 2009, 2008, 2007 and 2006, differed from the combined federal and provincial statutory rates due principally to the decrease in the deferred tax asset valuation allowance.

Due mainly to operating losses and the inability to recognize an income tax benefit there from, there is no provision for current federal or state income taxes for the years ended December 31, 2010, 2009, 2008, 2007 and 2006.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for federal and state income tax purposes.

At December 31, 2010, 2009, 2008 and 2007, the approximate deferred tax assets were as follows:

	2010	2009	2008	2007

Non-capital loss carryforwards	$2,547,578	$2,505,114	$2,399,875	$2,332,611
Capital assets		-	-	-
Total deferred tax assets	2,547,578	2,505,114	2,399,875	2,332,611
Less valuation allowance	(2,547,578)	(2,505,114)	(2,399,875)	(2,332,611)
Income Tax Benefit	$-	$-	$-	$-

NOTE I - STOCK SUBCRIPTIONS RECEIVABLE

The Company issued 45,200,000 shares (pre-split) on September 21, 2005 at $0.01 per share as follows:

Company	Shares	USD

Global China Enterprises Limited	7,500,000	$75,000
Mart Express Limited	7,500,000	75,000
Rich Gush Limited	7,500,000	75,000
Mart Burkit Limited	7,500,000	75,000
Sino Castle Holdings Limited	7,500,000	75,000
Fivestar International Limited	7,700,000	75,000
TOTAL	45,200,000	$452,000

As of December 31, 2010, the investing companies have not paid the subscription amount of $452,000; the amount is shown as possible uncollectible subscriptions.

NOTE J - EQUITY

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

On June 11, 2010 the Company issued 140,000 shares of its common stock in exchange for accrued salaries for its employees at a conversion price of $0.15 per share for a total value of $21,000.

NOTE K – SUBSEQUENT EVENTS

On February 23, 2011, the Company approved the issuance of 140,000 shares of its common stock in exchange for accrued salaries for its employees at a conversion price of $0.15 per share.  The total value of these shares is $21,000.

On March 3, 2011, the Company approved the issuance of 280,000 shares of its common stock in exchange for accrued salaries for its employees at a conversion price of $0.15 per share.  The total value of these shares is $42,000.

On March 3, 2011, the Company approved the issuance of 782,788 shares of its common stock in exchange for advances from related parties at a conversion price of $0.15 per share.  The total value of these shares is $117,418.

On March 3, 2011, the Company has determined that it will not be able to collect the money for the stock subscriptions. As a result, management elected to treat the unpaid for shares as cancelled shares as of March 3, 2011.

ITEM 19.     EXHIBITS

Exhibit Number	Description	Incorporated by Reference to:	Filed Herewith
12.1	Certificate of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.		X
12.2	Certificate of Acting Chief Finance Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.		X
13.1	Certificate of Chief Executive Officer and Acting Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.		X
99.1	Legal Opinion from the Law Office of Guohui Zhang, PC regarding Debts off the Balance Sheets of the Registrant	Exhibit 99.1 to the Company’s Annual Report on Form 20-F/A for the Year ending December 31, 2009 filed on February 14, 2011

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

CHINA HELI RESOURCE RENEWABLE INCORPORATED
Dated: March 15, 2011	FAN Di President (Chief Executive Officer), Acting Financial Officer