Form 20-F
period 2011-12-31
CHINA HELI RESOURCE RENEWABLE INC
filed 2012-05-11
CIK 1081823

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from to

Commission file number:  0-28879

China Heli Resource Renewable Incorporated

(Exact name of the Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

7/F, Nan Jue Tower, East Nan Hu Road, Shui Mo Gou District,

Urumqi, Xin Jiang Province, P.R.China

(Address of principal executive offices)

Mr. Di Fan

Chief Executive Officer,

4/F, Tower C, Xing Hai Jia Shi Science Park, Zhong Long Yuan,

Sha He Kou District, DaLian, LiaoNing Pro., P.R.China

Telephone: +86.411.84392933, Fax: +86.411.84396733, Email: frafan@gmail.com

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

The registrant had 1,763,339 Common Shares issued and outstanding as of December 31, 2011

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

[ ] Large Accelerated filer	[ ] Accelerated filer	[X] Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[X] US GAAP	[ ] International Financial Reporting Standards as issued by the International Accounting Standards Board	[ ] Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[ ] Item 17	[ ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[X] Yes	[ ] No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of the securities under a plan confirmed by a court.

[ ] Yes	[ ] No

- ii -

- iii -

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

Important factors that could cause actual performance or results to differ materially from those contained in forward-looking statements include, but are not limited to, those factors discussed in “Item 3. Key Information - Risk Factors” in this report and in the information incorporated herein by reference, including, among others:

•	China’s overall economic conditions and local market economic conditions;

•	Changing principles of generally accepted accounting principles;

•	Compliance with government regulations;

•	Legislation or regulatory environments, and

•	Geopolitical events.

Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations or investments made by the Company.  The Company does not assume any obligation to update any forward-looking statements.

- iv -

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.  DIRECTORS AND SENIOR MANAGEMENT.

Name	Age	Title	Business Address

Di Fan	N/A	Chief Executive Officer President Acting Chief Financial Officer Director	4/F, Tower C, Xing Hai Jia Shi Science Park, Zhong Long Yuan, Sha He Kou District, DaLian, LiaoNing Pro., P.R.China

Li Fu	N/A	Assistant President Corporate Secretary Director	4/F, Tower C, Xing Hai Jia Shi Science Park, Zhong Long Yuan, Sha He Kou District, DaLian, LiaoNing Pro., P.R.China

Fan Qing	N/A	Director	4/F, Tower C, Xing Hai Jia Shi Science Park, Zhong Long Yuan, Sha He Kou District, DaLian, LiaoNing Pro., P.R.China

B.  ADVISERS.

Not applicable.

C.  AUDITORS.

Name	Business Address

Lake & Associates CPA’s, LLC	1905 Wright Blvd
Schaumburg, IL 60193

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.   KEY INFORMATION

A.  SELECTED FINANCIAL DATA.

The selected financial data of the Company for the five years ended December 31, 2011 are derived from the financial statements of the Company which have been audited by Lake & Associates CPA’s, LLC.

The information in the following table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements, the notes to the financial statements and with the information appearing under the heading “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS”.

	Year Ended December 31
	2011	2010	2009	2008	2007
Revenues	$—	$—	$—	$—	$—
Loss from operations	(78,867)	(99,635)	(214,307)	(67,221)	(68,503)
Loss from continuing operations	(78,867)	(99,635)	(214,307)	(67,221)	(68,503)
Net loss	(78,867)	(99,635)	(214,307)	(67,221)	(68,503)
Comprehensive loss	$(78,867)	$(99,635)	$(214,307)	$(67,221)	$(68,503)

Net loss from per share	(0.05)	(0.10)	(0.25)	(0.08)	(0.08)
Total assets	—	—	—	—	—
Stockholders equity (deficit)	(283,647)	(385,198)	(306,563)	(811,397)	(744,175)
Weighted average number of shares	1,569,390	950,798	872,551	825,470	825,301
Dividends per share	$—	$—	$—	$—	$—

Unless otherwise indicated, all references herein are to US dollars.

B.  CAPITALIZATION AND INDEBTEDNESS

Not required.

C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

Not required.

D.  RISK FACTORS

The Company has limited financial resources and if the Company is unable to secure additional funding and/or a business opportunity, the Company may fail.

As of December 31, 2011, the Company had no cash and a working capital deficit of $283,647. It currently has no business operations. Without additional funding and/or a business opportunity, the Company may not continue to exist. As a result, for the year ended December 31, 2011, the Company’s auditors, in Note H of the Financial Statements, have indicated that there is substantial doubt about the Company’s ability to continue as a going concern. The Company’s existence is dependent upon management funding operations and raising sufficient capital. At this point in time, it is impossible to state an amount of additional funding which the Company believes would remove the going concern opinion.

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

The trading volume of the Company’s stock is low, thereby making the market price of the stock subject to wide fluctuations in price, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company’s common shares fluctuated from a low of $0.15 to a high of $0.15 during the 12-month period ending December 31, 2011. Continued price fluctuations will have a significant impact on the Company’s ability to complete equity financings.

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

On September 21, 2005, the Company issued a total of 45,200,000 shares of its common stock to six buyers. As of the date of this filing, the buyers have not settled the subscription money and $452,000 is still owed to the Company. It is uncertain whether the Company will be able to collect the subscription money. As a result, management has recorded an allowance for doubtful stock subscriptions receivable of $452,000 to reflect this uncertainty. Pursuant to its Articles of Association, the Company may, upon written notice to the six buyers, treat the unpaid for shares as cancelled shares, but has not opted to do so as of the date of this filing. Furthermore, pursuant to the subscription agreements, the Company accrued interest on the Subscription Receivable at the rate of Hong Kong Prime plus 2% from September 28, 2005 through December 31, 2005, for a total of $11,350. However, in estimating uncollectible accounts, management recorded an allowance for doubtful accounts of $11,350. As of December 31, 2010 the balance was written off.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the results of operations of the Company for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 should be read in conjunction with the financial statements of the Company and related notes included therein.

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

For the year ended December 31, 2011, the Company’s auditors, in Note H of the Financial Statements, have noted that there is substantial doubt about the Company’s ability to continue as a going concern. The Company’s existence is dependent upon management funding operations and raising sufficient capital. At this point in time, it is impossible to state an amount of additional funding which the Company believes would remove the going concern opinion.

OPERATING RESULTS

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

The Company did not have any business operations during the twelve months ended December 31, 2011 or 2010.  Despite the disposition of these business operations, the Company continued to incur general and administrative expenses to maintain the Company’s existence as a reporting company with the Securities and Exchange Commission whose stock is traded on the OTC Bulletin Board. Total operating expenses and net loss were $78,867 for the year ended December 31, 2011, $99,635 for the year ended December 31, 2010, $214,307 for the year ended December 31, 2009, $67,221 for the year ended December 31, 2008, and $68,503 for the year ended December 31, 2007.  General and administrative expense decreased as a result of a decrease in salary expense compared to 2010.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008 and 2007

The Company did not have any business operations during the twelve months ended December 31, 2009, 2008, or 2007.  The Company continued to incur general and administrative expenses to maintain the Company’s existence as a reporting company with the Securities and Exchange Commission whose stock is traded on the OTC Bulletin Board. Total operating expenses and net loss were each $214,307 for the year ended December 31, 2009, $67,221 for the year ended December 31, 2008, and $68,503 for the year ended December 31, 2007.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2011, the Company had no cash, the same as December 31, 2010. The Company used cash of $38,867 for operating activities. Cash was provided by advances from related parties in the sum of $38,867.

As of December 31, 2008, the Company had a debt recorded in the amount of $375,244 payable to eAngels EquiDebt Partners (“eAngels”). The outstanding balance bore interest at 10% per year and had accrued interest for the years ended December 31, 2008 and 2007 of $187,621 and $150,097 respectively. The Company has disputed their liability for this debt since 2005 and has provided documentary evidence showing that this obligation was fully satisfied as part of the share exchange transaction executed on February 13, 2004.  The liability of $375,244 and accrued interest in the amount of $187,622 has been removed from the balance sheet as of December 31, 2009.

As of December 31, 2008, the Company had a note payable in the amount of $100,000 recorded. The note bore interest at 10% per year and had accrued interest for the years ended December 31, 2008, and 2007 of $56,274 and $46,274  respectively. The Company has disputed their liability for this debt.  The Company has disputed their liability for this debt since 2005 and has provided documentary evidence showing that this obligation was fully satisfied as part of the share exchange transaction executed on February 13, 2004.  The liability of $100,000 and accrued interest in the amount of $56,274 has been removed from the balance sheet as of December 31, 2009.

A legal opinion has been provided by the attorney who facilitated the distribution of monies per the share exchange agreement and this document is provided as part of this filing as Exhibit 5.1.

There are no material commitments for capital expenditures during fiscal 2011.  Other than the intercompany advances from Farsight Holdings, Ltd. which have been made on an interest-free basis, with no fixed term or repayment date, there is no debt owed by the Company.

TREND INFORMATION

The Company is not aware of any trends that might affect its financial results or business.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet financing arrangements as of December 31, 2011.

CONTRACTUAL OBLIGATIONS

The Company does not have any contractual obligations as of December 31, 2011.

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

B.  COMPENSATION

During the fiscal year ended December 31, 2010, the directors and officers of the Company, as a group, had received or charged the Company a total of $42,000 for services rendered by the directors and officers or companies owned by the individuals. 140,000 shares of stock, valued at $21,000 ($.15 per share), were issued on June 11, 2010 for accrued salary earned by the employees of the Company.  No amounts were set aside or accrued by the Company to provide pension, retirement or similar benefits.

C.  BOARD PRACTICES

TERMS OF DIRECTORS AND EXECUTIVE OFFICERS

Our board consists of three directors. Any vacancy on our board resulting from death, resignation, removal or other cause, may be filled either by the affirmative vote of a majority of all the directors then in office (even if less than a quorum) .

INDEPENDENCE OF DIRECTORS

Not applicable.

BOARD COMMITTEES

Not applicable.

AUDIT COMMITTEE

Not applicable

D.  EMPLOYEES

As of December 31, 2011, the Company had two full-time employees in the area of management and administration.

E.  SHARE OWNERSHIP

The following table sets forth certain information regarding ownership of the Company’s common shares by the Company’s officers and directors as of March 27, 2012.

Title of Class	Name and Address of Owner	Shares and Rights Beneficially Owned or Controlled (1)	Percent Of Class (1)

Common Stock	Fan Di (2) Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China	400,000	22.7.0%

Common Stock	Fu Li Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China	160,000	9.1%

(1)

Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from December 31, 2011, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 1,763,339 shares of common stock outstanding as of December 31, 2011.

(2)

These shares are held by China Merchants DiChain Investment Holdings Limited. As Dr. Fan is a director of China Merchants DiChain Investment Holdings Limited and a director of the sole controlling shareholder of China Merchants DiChain Investment Holdings Limited, he is deemed to be beneficial owner of these shares.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Title of Class	Name and Address of Owner	Shares and Rights Beneficially Owned or Controlled (1)	Percent Of Class (1)

Common Stock	China Merchants DiChain Investment Holdings Limited (2) Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China	235,885	13.4%

Common Stock	Dr. Fan Di (2) Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China	400,000	22.7%

Common Stock	Farsight Holding LTD Commerce Chambers Road Town BVI	800,404	45.4%

Common Stock	Asian Century Development Limited C/O 16F Chinese Bank Building, 61 Des Veoux Road Central Hong Kong	69,295	3.1%

(1)	Based on 1,763,339 shares of common stock outstanding as of December 31, 2011.

(2)

These shares are held of record by China Merchants DiChain Investment Holdings Limited. As Dr. FAN is a director of China Merchants DiChain Investment Holdings Limited and a director of the sole controlling shareholder of China Merchants DiChain Investment Holdings Limited, he is deemed to be beneficial owner of these shares.

CONTROL BY FOREIGN GOVERNMENT OR OTHER PERSONS

As of December 31, 2011 the Company was 13.4% indirectly owned by DiChain Investment Holdings Limited, an investment holding company located in Hong Kong. 45.5% of the company is directly owned by Farsight Holdings LTD an holding company located in the British Virgin Islands.

None of the Company’s common shareholders has different voting rights than any of the Company’s other common shareholders.

CHANGE IN SHAREHOLDINGS

China Merchants DiChain Investment Holdings Limited issued totally 45,200,000 shares (pre-split) on 21 September 2005 at US$0.01 each to six companies as listed in item#7. Subsequent to the 1:100 reverse split, the holdings of China Merchants DiChain Investment Holdings Limited’s shareholding have been diluted to 27% from 64.3%.  As of December 31, 2011, the holdings of China Merchants DiChain Investment Holdings Limited were 235,885 shares or 13.4% of the outstanding shares.

CHANGE OF CONTROL

As of the date of this annual report, there are no arrangements known to the Company that may at a subsequent date result in a change of control of the Company

UNITED STATES SHAREHOLDERS

As of December 31, 2011, there were 77 registered holders of the Company’s common shares in the United States, with combined holdings of 68,729 shares representing 3.0% of the issued shares of the Company.  In addition, CEDE & Co held 43,940 shares of record, representing 2.0% of the issued shares of the Company. The Company does not know how many beneficial shareholders it has in the United States, but management believes there are less than 300 such shareholders.

B.  RELATED PARTY TRANSACTIONS.

Other than as disclosed below, for the period from December 31, 2007 through December 31, 2011, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals’ family; (d) key management personnel and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

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

On August 16, 2007 the company issued 7,437,514 common shares (pre-split) as payment for the above related company payables. The stock was issued at the most recent stock sale of $.07 per share for a total value of $520,626

Farsight Holdings Limited, an affiliate of the Company, has advanced $36,092 since Jan 1, 2011. These advances have been made on an interest-free basis, with no fixed term or repayment date.

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

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.   CONTROLS AND PROCEDURES.

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as of the end of the period covered by this annual report, being December 31, 2011, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our company’s management, including our company’s Chief Executive Officer and our Chief Financial Officer. Based upon that evaluation, our company’s Chief Executive Officer and our Chief Financial Officer concluded that our company’s disclosure controls and procedures are effective as at the end of the period covered by this report.

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

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our company’s internal control over financial reporting is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions

•

provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2011 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Tread way Commission. Based on this evaluation, our management concluded that our company’s internal controls over financial reporting were effective as of December 31, 2011.

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT FEES

For the fiscal years ended December 31, 2011 and December 31, 2010, the Company’s principal accountant billed $6.000 and $6.000, respectively, for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

AUDIT RELATED FEES

For the fiscal years ended December 31, 2011 and December 31, 2010, the Company’s principal accountant billed $nil and $nil, respectively, for assurance and related services that were reasonably related to the performance of the audit or review of the Company’s financial statements outside of those fees disclosed above under “Audit Fees”.

TAX FEES

For the fiscal years ended December 31, 2011 and December 31, 2010, the Company’s principal accountant billed $nil and $nil, respectively, for tax compliance, tax advice, and tax planning services.

ALL OTHER FEES

For the fiscal years ended December 31, 2011 and December 31, 2010, the Company’s principal accountant billed $nil and $nil, respectively, for products and services other than those set forth above.

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

See Item 18.

ITEM 18.   FINANCIAL STATEMENTS

China Heli Resource Renewable Incorporated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of China Heli Resource Renewable Inc.

We have audited the accompanying balance sheets of China Heli Resource Renewable Inc. (the “Company”) as of December 31, 2011 and 2010 and related statements of operations, stockholders’ deficit, comprehensive income and cash flows for the years ending December 31, 2011 and 2010. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of China Heli Resource Renewable Inc. as of December 31, 2011 and 2010 and the results of its operations and its cash flows for years ended December 31, 2011 and 2010 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note G, the Company has suffered accumulated deficit and negative cash flow from operations that raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Lake & Associates, CPA’s LLC

Lake & Associates, CPA’s LLC

Schaumburg, Illinois

May 10, 2012

1905 Wright Boulevard

Schaumburg, IL 60193

Phone: 847.524.0800

Fax: 847.524.1655

CHINA HELI RESOURCE RENEWABLE INCORPORATED

BALANCE SHEETS

As of December 2011, 2010, 2009, 2008, 2007

ASSETS
	2011	2010	2009	2008	2007
CURRENT ASSETS
Investment	$—	$—	$—	$—	$—

TOTAL ASSETS	—	—	—	—	—

LIABILITIES AND STOCKHOLDERS EQUITY (Deficit)

CURRENT LIABILITIES
Other payables and accrued liabilities	246,780	267,781	225,781	666,830	622,458
Advances from related parties	36,867	117,417	80,782	44,567	21,717
Note payable	—	—	—	100,000	100,000
TOTAL LIABILITIES	283,647	385,198	306,563	811,397	744,175

STOCKHOLDERS EQUITY (DEFICIT)
Paid-in Capital, no par value, 500,000,000 shares authorized 2,215,339 as of 2011, 1,012,551 as of 2010, 872,551 as of 2009 and 2008, 871,963 shares issued and outstanding as of 2007	6,871,864	6,691,446	6,670,446	5,951,305	5,951,305
Stock subscriptions receivable	—	(452,000)	(452,000)	(452,000)	(452,000)
Allowance for doubtful stock subscriptions receivable	—	452,000	452,000	452,000	452,000
Retained Earnings (Deficit)	(7,155,511)	(7,076,644)	(6,977,009)	(6,762,702)	(6,695,480)
TOTAL STOCKHOLDERS EQUITY (DEFICIT)	(283,647)	(385,198)	(306,563)	(811,397)	(744,175)

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$—	$—	$—	$—	$—

The accompanying notes are an integral part of these financial statements

CHINA HELI RESOURCE RENEWABLE INCORPORATED

STATEMENT OF OPERATIONS

For The Years Ended December 31, 2011, 2010, 2009, 2008, 2007

	2011	2010	2009	2008	2007
REVENUES
Sales	$—	$—	$—	$—	$—
Cost of Sales	—	—	—	—	—
GROSS PROFIT	—	—	—	—	—

OPERATING EXPENSES
General and administrative expenses	78,867	99,635	214,307	67,221	68,503

TOTAL OPERATING EXPENSES	78,867	99,635	214,307	67,221	68,503

OPERATING INCOME (LOSS)	(78,867)	(99,635)	(214,307)	(67,221)	(68,503)

INCOME FROM CONTINUING OPERATIONS	(78,867)	(99,635)	(214,307)	(67,221)	(68,503)

NET INCOME (LOSS)	(78,867)	(99,635)	(214,307)	(67,221)	(68,503)

OTHER COMPREHENSIVE (LOSS) INCOME	—	—	—	—	—

COMPREHENSIVE LOSS	$(78,867)	$(99,635)	$(214,307)	$(67,221)	$(68,503)

NET LOSS COMMON PER SHARE
Basic and Fully Dilluted	$(0.05)	$(0.10)	$(0.25)	$(0.08)	$(0.08)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING, BASIC AND DILUTED	1,569,390	950,798	872,551	825,470	825,301

The accompanying notes are an integral part of these financial statements

CHINA HELI RESOURCE RENEWABLE INCORPORATED

STATEMENT OF STOCKHOLDERS’ EQUITY

As of December 2011, 2010, 2009, 2008, 2007

				Allowance
				For Doubtful
			Stock	Stock
	Common Stock		Subscriptions	Subscriptions	Retained
	Shares	Amount	Receivable	Receivable	(Deficit)	Total

Balance, December 31, 2006	797,588	$5,430,679	$(452,000)	$452,000	$(6,626,977)	$(1,196,298)

Issuance of stock for services and debt	74,375	520,626	—	—	—	520,626

Net Income (Loss) for the Year	—	—	—	—	(68,503)	(68,503)

Balance, December 31, 2007	871,963	5,951,305	(452,000)	452,000	(6,695,480)	(744,175)

100:1 Reverse split fractional shares	587	—	—	—	—	—

Net Income (Loss) for the Year	—	—	—	—	(67,221)	(67,221)

Balance, December 31, 2008	872,551	5,951,305	(452,000)	452,000	(6,762,702)	(811,397)

Reduction of outstanding liabilities (see notes D and E)	—	719,141	—	—	—	719,141

Net Income (Loss) for the Year	—	—	—	—	(214,307)	(214,307)

Balance, December 31, 2009	872,551	6,670,446	(452,000)	452,000	(6,977,009)	(306,563)

Shares Issued for Accrued Salary	140,000	21,000	—	—	—	21,000

Net Income (Loss) for the Year	—	—	—	—	(99,635)	(99,635)

Balance, December 31, 2010	1,012,551	6,691,446	(452,000)	452,000	(7,076,644)	(385,198)

Shares Issued for Accrued Salary	420,000	63,000	—	—	—	63,000

Shares issued for debt	782,788	117,418	—	—	—	117,418

Cancel Subsciptions	(452,000)	—	452,000	(452,000)	—	—

Net Income (Loss) for the Year	—	—	—	—	(78,867)	(78,867)

Balance, December 31, 2011	1,763,339	$6,871,864	$—	$—	$(7,155,511)	$(283,647)

The accompanying notes are an integral part of these financial statements

CHINA HELI RESOURCE RENEWABLE INCORPORATED

STATEMENT OF CASH FLOWS

For The Years Ended December 31, 2011, 2010, 2009, 2008, 2007

	2011	2010	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(78,867)	$(99,635)	$(214,307)	$(67,221)	$(68,503)
Adjustments to reconcile net loss to net cash used in operating activities:
Shares Issued for Accrued Salary	—	21,000	—	—	—
Accounts payable and accrued liabilities	42,000	42,000	178,092	43,592	47,560
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(36,867)	(36,635)	(36,215)	(23,629)	(20,943)

CASH FLOWS FROM INVESTING ACTIVITIES:
NET CASH (USED IN) INVESTING ACTIVITIES	—	—	—	—	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from related parties	36,867	36,635	36,215	23,629	20,943
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	36,867	36,635	36,215	23,629	20,943

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	—	—	—	—	—

CASH AND CASH EQUIVALENTS
Beginning of Period	—	—	—	—	—
End of Period	$—	$—	$—	$—	$—

Supplemental cashlfow information:
Shares issued for payment of payables and advances	180,418	—	—	—	—

The accompanying notes are an integral part of these financial statements

CHINA HELI RESOURCE RENEWABLE INCORPORATED

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2011, 2010, 2009, 2008, and 2007

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

As of December 31, 2011, the Company has no financial assets or liabilities.

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

In June 2009, the Financial Accounting Standards Board (FASB) issued authoritative literature regarding Amendments to FASB Interpretation No. 46(R), which changes various aspects of accounting for and disclosures of interests in variable interest entities, and Accounting for Transfers of Financial Assets, which was issued in order to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets.

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

NOTE B - SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosures of cash flow information for the periods ended December 31, 2010, 2009, 2008, 2007 and 2006 is summarized as follows:

Cash paid during the period ended December 31, 2010, 2009, 2008, 2007 and 2006 for interest and income taxes:

	2011	2010	2009	2008	2007

Income Taxes	0	0	0	0	0
Interest	0	0	0	0	0
Common Stock Issued for Stock Subscriptions Receivable	0	0	0	0	0
Common Stock Cancelled for Reversal of Investment	0	0	0	0	0

NOTE C - SEGMENT REPORTING

FASB ASC 280 “Segment Reporting” requires companies to report information about operating segments in interim and annual consolidated financial statements. It also requires segment disclosures about products and services, geographic areas, and major customers. The Company determined that it did not have any separately reportable operating segments as of December 31, 2011, 2010, 2009, 2008 and 2007.

NOTE D - CONTIGENCIES

As of December 31, 2008, the Company had a debt recorded in the amount of $375,244 payable to eAngels EquiDebt Partners (“eAngels”). The outstanding balance bore interest at 10% per year and had accrued interest for the years ended December 31, 2008,  and 2007 $187,621 and $150,097 respectively. The Company has disputed their liability for this debt since 2005 and has provided documentary evidence showing that this obligation was fully satisfied as part of the share exchange transaction executed on February 13, 2004.  The liability of $375,244 and accrued interest in the amount of $187,622 has been removed from the balance sheet as of December 31, 2009.

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

NOTE E - RELATED-PARTY TRANSACTIONS

Related Parties Payable Stockholder

China Technology Global Corporation, a company indirectly owned by DiChain Holdings Limited, and China Merchants DiChain (Asia) Limited (“China Merchants DiChain”) have advanced $205,708 and $197,128 to the Company, respectively, since October 1, 2003. These advances have been made on an interest-free basis, with no fixed term or repayment date. DiChain Holdings Limited and DC Capital Management, Inc., companies sharing mutual ownership with the Company, have advanced $26,790 and $45,000 to the Company, respectively, since January 1, 2005. These advances have been made on an interest-free basis, with no fixed term or repayment date. Farsight Holdings Limited, an affiliate of the Company, has advanced $46,000 since January 1, 2006. These advances have been made on an interest-free basis, with no fixed term or repayment date. No balance is due as of December 31, 2011.

On August 16, 2007 the company issued 7,437,514 common shares (pre-split) as payment for the above related company payables. The stock was issued at the most recent stock sale of $.07 per share for a total value of $520,626.

Farsight Holdings Limited, an affiliate of the Company, has advanced $36,867 since January 1, 2007. These advances have been made on an interest-free basis, with no fixed term or repayment date.  The balance as of December 31, 2011 is $36,867.

Share of Business Offices

The Company shares the offices of Farsight Holdings, Ltd. and is allocated HK$11,700 per month (US$ 1,500) as its pro rata share of the cost of the facility. There is no written agreement regarding this office sharing arrangement.

NOTE F - COMPREHENSIVE INCOME

Statement of Financial Accounting Standards (SFAS) No. 130,“Reporting Comprehensive Income,” establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated comprehensive income, as presented in the accompanying statement of changes in stockholders’ equity consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit. For the years ended December 31, 2011, 2010, 2009, 2008, and 2007, total comprehensive income was $0, $0, $0, $0 and $0, respectively.

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

NOTE H - INCOME TAXES

The components of income taxes were as follows:

	2011	2010	2009	2008	2007

Income tax benefit at combined statutory rate of 42.62%	33,124	42,464	91,338	28,668	29,195
Change in Valuation Allowance	(33,124)	(42,464)	(91,338)	(28,668)	(29,195)

The income tax benefit for the year ended December 31, 2011, 2010, 2009, 2008, and 2007, differed from the combined federal and provincial statutory rates due principally to the decrease in the deferred tax asset valuation allowance.

Due mainly to operating losses and the inability to recognize an income tax benefit there from, there is no provision for current federal or state income taxes for the years ended December 31, 2011, 2010, 2009, 2008 and 2007.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for federal and state income tax purposes.

At December 31, 2011, 2010, 2009, 2008 and 2007, the approximate deferred tax assets were as follows:

	2011	2010	2009	2008

Non-capital loss carryforwards	$2,547,578	$2,505,114	$2,399,875	$2,332,611
Capital assets		—	—	—
Total deferred tax assets	2,547,578	2,505,114	2,399,875	2,332,611
Less valuation allowance	(2,547,578)	(2,505,114)	(2,399,875)	(2,332,611)
Income Tax Benefit	$—	$—	$—	$—

NOTE I - STOCK SUBCRIPTIONS RECEIVABLE

The Company issued 45,200,000 shares (pre-split) on September 21, 2005 at $0.01 per share as follows:

Company	Shares	USD

Global China Enterprises Limited	7,500,000	$75,000
Mart Express Limited	7,500,000	75,000
Rich Gush Limited	7,500,000	75,000
Mart Burkit Limited	7,500,000	75,000
Sino Castle Holdings Limited	7,500,000	75,000
Fivestar International Limited	7,700,000	75,000
TOTAL	45,200,000	$452,000

As of December 31, 2010, the investing companies had not paid the subscription amount of $452,000, the amount is shown as uncollectible subscriptions.

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

ITEM 19.   EXHIBITS

Exhibit No.	Description

12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)
12.2	Certification of Acting Chief Finance Officer Pursuant to Rule 13a-14(a)
13.1	Certification of Chief Executive Officer and Acting Chief Financial Officer Pursuant to 18 U.S.C. Section 1350
101	Interactive Data Files of Financial Statements and Notes

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

CHINA HELI RESOURCE RENEWABLE INCORPORATED

Dated: May 10, 2012	/s/ FAN Di FAN Di, President (Chief Executive Officer), Acting Financial Officer

CHINA HELI RESOURCE RENEWABLE INCORPORATED

EXHIBIT INDEX

TO

ANNUAL REPORT ON FORM 20-F

Exhibit Number	Description	Incorporated by Reference to:	Filed Herewith

12.1	Certificate of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.		X
12.2	Certificate of Acting Chief Finance Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.		X
13.1	Certificate of Chief Executive Officer and Acting Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.		X
101	Interactive Data Files of Financial Statements and Notes.		X