Form 20-F
period 2012-12-31
CHINA HELI RESOURCE RENEWABLE INC
filed 2013-05-23
CIK 1081823

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

The registrant had 1,763,339 Common Shares issued and outstanding as of December 31, 2012

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

TABLE OF CONTENTS

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

Important factors that could cause actual performance or results to differ materially from those contained in forward-looking statements include, but are not limited to, those factors discussed in “Item 3. Key Information - Risk Factors” in this report and in the information incorporated herein by reference, including, among others:

·	China’s overall economic conditions and local market economic conditions;

·	Changing principles of generally accepted accounting principles;

·	Compliance with government regulations;

·	Legislation or regulatory environments, and

·	Geopolitical events.

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
Schaumburg, IL 60193

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.   KEY INFORMATION

A.  SELECTED FINANCIAL DATA.

The selected financial data of the Company for the five years ended December 31, 2012 are derived from the financial statements of the Company which have been audited by Lake & Associates CPA’s, LLC.

The information in the following table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements, the notes to the financial statements and with the information appearing under the heading “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS”.

	Year Ended December 31
	2012	2011	2010	2009	2008
Revenues	$ -	$ -	$ -	$ -	$ -
Loss from operations	(75,124)	(78,867)	(99,635)	(214,307)	(67,221)
Loss from continuing operations	(75,124)	(78,867)	(99,635)	(214,307)	(67,221)
Net loss	(75,124)	(78,867)	(99,635)	(214,307)	(67,221)
Comprehensive loss	(75,124)	(78,867)	$(99,635)	$(214,307)	$(67,221)

Net loss from per share	(0.04)	(0.05)	(0.10)	(0.25)	(0.08)
Total assets			-	-	-
Stockholders equity (deficit)	(358,771)	(283,647)	(385,198)	(306,563)	(811,397)
Weighted average number of shares	1,763,339	1,569,390	950,798	872,551	825,470
Dividends per share	$ -	$ -	$ -	$ -	$ -

Unless otherwise indicated, all references herein are to US dollars.

B.

CAPITALIZATION AND INDEBTEDNESS

Not required.

C.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not required.

D.

RISK FACTORS

The Company has limited financial resources and if the Company is unable to secure additional funding and/or a business opportunity, the Company may fail.

As of December 31, 2012, the Company had no cash and a working capital deficit of $358,771. It currently has no business operations. Without additional funding and/or a business opportunity, the Company may not continue to exist. As a result, for the year ended December 31, 2012, the Company’s auditors, in Note G of the Financial Statements, have indicated that there is substantial doubt about the Company’s ability to continue as a going concern. The Company’s existence is dependent upon management funding operations and raising sufficient capital. At this point in time, it is impossible to state an amount of additional funding which the Company believes would remove the going concern opinion.

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

The trading volume of the Company’s stock is low, thereby making the market price of the stock subject to wide fluctuations in price, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company’s common shares fluctuated from a low of $0.05 to a high of $0.05 during the 12-month period ending December 31, 2012. Continued price fluctuations will have a significant impact on the Company’s ability to complete equity financings.

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

D.  PROPERTY, PLANT AND EQUIPMENT

The Company’s corporate office was located at Unit 3611, 36/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong from January 1, 2005 to December 30, 2005. The Company shares the offices of China Merchants DiChain and was allocated HK$15,000 (US$1,923 as of October 01, 2005) as its pro rata share of the cost of the facility. Beginning on October 1, 2005, the Company’s corporate office was located at Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China. The Company shared the offices of DC Capital Management, Inc. and was allocated HK$13,400 (US$1,718 as of January 01, 2006) as its’ pro rata share of the cost of the facility. Since January 1, 2008, the Company’s corporate office has been located at 7/F, Nan Jue Tower, East Nan Hu Road, Shui Mo Gou District, Urumqi, Xin Jiang Province, P.R.China. The Company shares the office of Farsight Holdings Ltd and is allocated 9,917 RMB (US $1,600) per month as its pro rata share of the cost of the facility. There is no written agreement regarding this office sharing arrangement. It currently has 2 employees but does not have any operations.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the results of operations of the Company for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 should be read in conjunction with the financial statements of the Company and related notes included therein.

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

On February 13, 2004, the Company entered into an agreement with China Merchants DiChain Investment Holdings Limited, pursuant to which the Company spun out as a dividend to the shareholders on a 1 for 1 share basis shares of its wholly-subsidiary, E-Trend Networks, Inc. The agreement provided for the acquisition of a company to be identified by China Merchants DiChain Investment Holdings Limited and a 1-

for-20 reverse stock split. The reverse stock split and the change of the Company’s name to China Pharmaceuticals Corporation were affected March 25, 2004.

On February 20, 2004, the Company changed its fiscal year end to December 31.

For the year ended December 31, 2012, the Company’s auditors, in Note G of the Financial Statements, have noted that there is substantial doubt about the Company’s ability to continue as a going concern. The Company’s existence is dependent upon management funding operations and raising sufficient capital. At this point in time, it is impossible to state an amount of additional funding which the Company believes would remove the going concern opinion.

OPERATING RESULTS

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

The Company did not have any business operations during the twelve months ended December 31, 2012 or 2011.  Despite the disposition of these business operations, the Company continued to incur general and administrative expenses to maintain the Company’s existence as a reporting company with the Securities and Exchange Commission whose stock is traded on the OTC Bulletin Board. Total operating expenses and net loss were $75,124 for the year ended December 31, 2012, $78,867 for the year ended December 31, 2011, $99,635 for the year ended December 31, 2010,  $214,307 for the year ended December 31, 2009, $67,221 for the year ended December 31, 2008.  General and administrative expense decreased as a result of a decrease in general office expense compared to 2011.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2012, the Company had no cash, the same as December 31, 2011. The Company used cash of $33,123 for operating activities. Cash was provided by advances from related parties in the sum of $33,123.

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

There are no material commitments for capital expenditures during fiscal 2012.  Other than the intercompany advances from Farsight Holdings, Ltd. which have been made on an interest-free basis, with no fixed term or repayment date, there is no debt owed by the Company.

TREND INFORMATION

The Company is not aware of any trends that might affect its financial results or business.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet financing arrangements as of December 31, 2012.

CONTRACTUAL OBLIGATIONS

The Company does not have any contractual obligations as of December 31, 2012.

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

B. COMPENSATION

 During the fiscal year ended December 31, 2012, the directors and officers of the Company, as a group, had received or charged the Company a total of $42,000 for services rendered by the directors and officers or companies owned by the individuals.

During the fiscal year ended December 31, 2011, the directors and officers of the Company, as a group, had received or charged the Company a total of $42,000 for services rendered by the directors and officers or companies owned by the individuals.

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

INDEPENDENCE OF DIRECTORS

Not applicable.

BOARD COMMITTEES

Not applicable.

AUDIT COMMITTEE

Not applicable

D.  EMPLOYEES

As of December 31, 2012, the Company had two full-time employees in the area of management and administration.

E.  SHARE OWNERSHIP

The following table sets forth certain information regarding ownership of the Company’s common shares by the Company’s officers and directors as of April 27, 2013.

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
(1)

Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from December 31, 2012, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 1,763,339 shares of common stock outstanding as of December 31, 2012.

(2)

These shares are held by China Merchants DiChain Investment Holdings Limited. As Dr. Fan is a director of China Merchants DiChain Investment Holdings Limited and a director of the sole controlling shareholder of China Merchants DiChain Investment Holdings Limited, he is deemed to be beneficial owner of these shares.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Title of Class	Name and Address of Owner	Shares and Rights Beneficially Owned or Controlled (1)	Percent Of Class (1)

Common Stock	China Merchants DiChain Investment Holdings Limited (2) Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China	235,885	13.4%

Common Stock	Dr. Fan Di (2) Room A, F/22, Noble Center, 3 rd Fu Zhong Road, Fu Tian District, Shen Zhen, 518026, Guang Dong Province, P. R. China	400,000	22..7%
Common Stock	Farsight Holding LTD Commerce Chambers Road Town BVI	782,788	44.4%

Common Stock	Asian Century Development Limited C/O 16F Chinese Bank Building, 61 Des Veoux Road Central Hong Kong	69,295	3.9%

(1)	Based on 1,763,339 shares of common stock outstanding as of December 31, 2012.
(2)

These shares are held of record by China Merchants DiChain Investment Holdings Limited. As Dr. FAN is a director of China Merchants DiChain Investment Holdings Limited and a director of the sole controlling shareholder of China Merchants DiChain Investment Holdings Limited, he is deemed to be beneficial owner of these shares.

CONTROL BY FOREIGN GOVERNMENT OR OTHER PERSONS

As of December 31, 2012 the Company was 13.4% indirectly owned by DiChain Investment Holdings Limited, an investment holding company located in Hong Kong. 44.4% of the company is directly owned by Farsight Holdings LTD a holding company located in the British Virgin Islands.

 None of the Company’s common shareholders has different voting rights than any of the Company’s other common shareholders.

CHANGE IN SHAREHOLDINGS

China Merchants DiChain Investment Holdings Limited issued totally 45,200,000 shares (pre-split) on 21 September 2005 at US$0.01 each to six companies as listed in item#7. Subsequent to the 1:100 reverse split, the holdings of China Merchants DiChain Investment Holdings Limited’s shareholding have been diluted to 27% from 64.3%.  As of December 31, 2012, the holdings of China Merchants DiChain Investment Holdings Limited were 235,885 shares or 13.4% of the outstanding shares.

CHANGE OF CONTROL

As of the date of this annual report, there are no arrangements known to the Company that may at a subsequent date result in a change of control of the Company

UNITED STATES SHAREHOLDERS

As of December 31, 2012, there were 77 registered holders of the Company’s common shares in the United States, with combined holdings of 68,729 shares representing 3.0% of the issued shares of the Company.  In addition, CEDE & Co held 43,940 shares of record, representing 2.0% of the issued shares of the Company. The Company does not know how many beneficial shareholders it has in the United States, but management believes there are less than 300 such shareholders.

B.  RELATED PARTY TRANSACTIONS.

Other than as disclosed below, for the period from December 31, 2008  through December 31, 2012, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals’ family; (d) key management personnel and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

The Company has shared the offices of Farsight Holdings, Ltd. since January 2008 and is allocated 9,917 RMB (US $1,600) per month as its pro rata share of the cost of the facility for the year ending 12/31/12. There is no written agreement regarding this office sharing arrangement.

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

On August 16, 2007 the company issued 7,437,514 common shares (pre-split) as payment for the above related company payables. The stock was issued at the most recent stock sale of $.07 per share for a total value of $520,626

Farsight Holdings Limited, an affiliate of the Company, has advanced $69, 215 since Jan 1, 2012. These advances have been made on an interest-free basis, with no fixed term or repayment date.

C.  INTERESTS OF EXPERTS AND COUNSEL.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of China Heli Resource Renewable Inc.

We have audited the accompanying balance sheets of China Heli Resource Renewable Inc. (the “Company”) as of December 31, 2012 and 2011 and related statements of operations, comprehensive income, stockholders’ deficit, and cash flows for the years ending December 31, 2012 and 2011. China Heli Resource Renewable Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of China Heli Resource Renewable Inc. as of December 31, 2012 and 2011 and the results of its operations and its cash flows for years ended December 31, 2012 and 2011 in conformity with accounting principles generally accepted in the United States of America.

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

/s/Lake & Associates CPA’s LLC

Lake & Associates CPA’s LLC

Schaumburg, IL

May 17, 2013

1905 Wright Boulevard

Schaumburg, IL 60193

Phone: 847.524.0800

Fax: 847.524.1655

CHINA HELI RESOURCE RENEWABLE INCORPORATED
BALANCE SHEETS
As of December 31 2012, 2011, 2010, 2009 and 2008

ASSETS

	2012	2011	2010	2009	2008
CURRENT ASSETS
Investment	$ -	$ -	$ -	$ -	$ -

TOTAL ASSETS	-	-	-	-	-

LIABILITIES AND STOCKHOLDERS EQUITY (Deficit)

CURRENT LIABILITIES
Other payables and accrued liabilities	288,781	246,781	267,780	225,781	666,830
Advances from related parties	69,990	36,867	117,417	80,782	44,567
Note payable	-	-	-	-	100,000
TOTAL LIABILITIES	358,771	283,647	385,198	306,563	811,397

STOCKHOLDERS EQUITY (DEFICIT)
Paid-in Capital, no par value, 500,000,000 shares authorized, 1,763,339 as of 2012
and 2011, 1,012,551 as of 2010, 872,551 shares issued and outstanding as of 2009 and 2008	6,871,864	6,871,864	6,691,446	6,670,446	5,951,305
Stock subscriptions receivable	-	-	(452,000)	(452,000)	(452,000)
Allowance for doubtful stock subscriptions receivable	-	-	452,000	452,000	452,000
Retained Earnings (Deficit)	(7,230,635)	(7,155,511)	(7,076,644)	(6,977,009)	(6,762,702)
TOTAL STOCKHOLDERS EQUITY (DEFICIT)	(358,771)	(283,647)	(385,198)	(306,563)	(811,397)

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ -	$ -	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements

CHINA HELI RESOURCE RENEWABLE INCORPORATED
STATEMENT OF OPERATIONS
For The Years Ended December 31, 2012, 2011, 2010, 2009 and 2008

	2012	2011	2010	2009	2008
REVENUES
Sales	$ -	$ -	$ -	$ -	$ -
Cost of Sales	-	-	-	-	-
GROSS PROFIT	-	-	-	-	-

OPERATING EXPENSES
General and administrative expenses	75,124	78,867	99,635	214,307	67,221

TOTAL OPERATING EXPENSES	75,124	78,867	99,635	214,307	67,221

OPERATING INCOME (LOSS)	(75,124)	(78,867)	(99,635)	(214,307)	(67,221)

INCOME FROM CONTINUING OPERATIONS	(75,124)	(78,867)	(99,635)	(214,307)	(67,221)

NET INCOME (LOSS)	(75,124)	(78,867)	(99,635)	(214,307)	(67,221)

OTHER COMPREHENSIVE (LOSS) INCOME	-	-	-	-	-

COMPREHENSIVE LOSS	$(75,124)	$(78,867)	$(99,635)	$(214,307)	$(67,221)

NET LOSS COMMON PER SHARE
Basic and Fully Dilluted	$ (0.04)	$ (0.05)	$ (0.10)	$ (0.25)	$ (0.08)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING,
BASIC AND DILUTED	1,763,339	1,569,390	950,798	872,551	825,470

The accompanying notes are an integral part of these financial statements

China Heli Resource Renewable
Statement of Stockholders' Equity/(Deficit)
As of December 2012, 2011, 2010, 2009, and 2008

				Allowance For
	Common Stock			Doubtful
			Stock Subscriptions	Stock Subscriptions	Retained
	Shares	Amount	Receivable	Receivable	(Deficit)	Total

Balance, December 31, 2006	797,588	5,430,679	(452,000)	452,000	(6,626,977)	(1,196,298)

Issuance of stock for services and debt	74,375	520,626	-	-	-	520,626

Net Income (Loss) for the Year	-	-	-	-	(68,503)	(68,503)

Balance, December 31, 2007	871,963	5,951,305	(452,000)	452,000	(6,695,480)	(744,176)

100:1 Reverse split fractional shares	587	-	-	-	-	-

Net Income (Loss) for the Year					(67,221)	(67,221)

Balance, December 31, 2008	872,551	5,951,305	(452,000)	452,000	(6,762,702)	(811,397)

Reduction of outstanding liabilities (see notes D and E)		719,141				719,141

Net Income (Loss) for the Year	-	-	-	-	(214,307)	(214,307)

Balance, December 31, 2009	872,551	6,670,446	(452,000)	452,000	(6,977,009)	(306,563)

Shares Issued for Accrued Salary	140,000	21,000	-	-	-	21,000

Net Income (Loss) for the Year	-	-	-	-	(99,635)	(99,635)

Balance, December 31, 2010	1,012,551	$ 6,691,446	$ (452,000)	$ 452,000	$ (7,076,644)	$ (385,198)

Shares Issued for Accrued Salary	420,000	63,000				63,000
Shares issued for debt	782,788	117,418				117,418
Cancel Subsciptions	(452,000)	-	452,000	(452,000)		-
Net Income (Loss) for the Year	-	-	-	-	(78,867)	(78,867)

Balance, December 31, 2011	1,763,339	$ 6,871,864	$ -	$ -	$ (7,155,511)	$ (283,647)

Net Income (Loss) for the Year	-	-	-	-	(75,124)	(75,124)

Balance, December 31, 2012	1,763,339	$ 6,871,864	$ -	$ -	$ (7,230,635)	$ (358,771)

The accompanying notes are an integral part of these financial statements

CHINA HELI RESOURCE RENEWABLE INCORPORATED
STATEMENT OF CASH FLOWS
For The Years Ended December 31, 2012, 2011, 2010, 2009, and 2008

	2012	2011	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(75,124)	$(78,867)	$(99,635)	$(214,307)	$(67,221)

Adjustments to reconcile net loss to net cash used in operating activities:
Shares Issued for Accrued Salary			21,000
Accounts payable and accrued liabilities	42,001	42,000	42,000	178,092	43,592
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(33,123)	(36,867)	(36,635)	(36,215)	(23,629)

CASH FLOWS FROM INVESTING ACTIVITIES:
NET CASH (USED IN) INVESTING ACTIVITIES

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from related parties	33,123	36,867	36,635	36,215	23,629

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	33,123	36,867	36,635	36,215	23,629

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-	-	-	-	-

CASH AND CASH EQUIVALENTS
Beginning of Period	-	-	-	-	-
End of Period	$ -	$ -	$ -	$ -	$ -

Supplemental cash flow information
Shares issued for payment of payables and advances	-	180,418

The accompanying notes are an integral part of these financial statements

CHINA HELI RESOURCE RENEWABLE INCORPORATED

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2012, 2011, 2010, 2009, and 2008

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

CHINA HELI RESOURCE RENEWABLE INCORPORATED

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2012, 2011, 2010, 2009, and 2008

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

As of December 31, 2012, the Company has no financial assets or liabilities.

Recently Issued Accounting Pronouncements

The Company has adopted all recently issued accounting pronouncements.  The adoption of the accounting pronouncements including those not yet effective, is not anticipated to have a material effect on the financial state of the Company.

NOTE B - SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosures of cash flow information for the periods ended December 31, 2012, 2011, 2010, 2009, and 2008 is summarized as follows:

Cash paid during the period ended December 31, 2012, 2011, 2010, 2009, and 2008 for interest and income taxes:

	2012	2011	2010	2009	2008

Income Taxes	-0-	0	0	0	0
Interest	-0-	0	0	0	0
Common Stock Issued for Stock Subscriptions Receivable	-0-	0	0	0	0
Common Stock Cancelled for Reversal of Investment	-0-	0	0	0	0

NOTE C - SEGMENT REPORTING

FASB ASC 280 “Segment Reporting” requires companies to report information about operating segments in interim and annual consolidated financial statements. It also requires segment disclosures about products and services, geographic areas, and major customers. The Company determined that it did not have any separately reportable operating segments as of December 31, 2012, 2011, 2010, 2009, and 2008.

NOTE D - CONTIGENCIES

As of December 31, 2008, the Company had a debt recorded in the amount of $375,244 payable to eAngels EquiDebt Partners (“eAngels”). The outstanding balance bore interest at 10% per year and had accrued interest for the year ended December 31, 2008 of $187,621. The Company has disputed their liability for this debt since 2005 and has provided documentary evidence showing that this obligation was fully satisfied as part of the share exchange transaction executed on February 13, 2004.  The liability of $375,244 and accrued interest in the amount of $187,622 has been removed from the balance sheet as of December 31, 2009.

As of December 31, 2008, the Company had a note payable in the amount of $100,000 recorded. The note bore interest at 10% per year and had accrued interest for the year ended December 31, 2008 of $56,274. The Company has disputed their liability for this debt.  The Company has disputed their liability for this debt since 2005 and has provided documentary evidence showing that this obligation was fully satisfied as part of the share exchange transaction executed on February 13, 2004.  The liability of $100,000 and accrued interest in the amount of $56,274 has been removed from the balance sheet as of December 31, 2009.

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

 NOTE E - RELATED-PARTY TRANSACTIONS

Related Parties Payable Stockholder

China Technology Global Corporation, a company indirectly owned by DiChain Holdings Limited, and China Merchants DiChain (Asia) Limited (“China Merchants DiChain”) have advanced $205,708 and $197,128 to the Company, respectively, since October 1, 2003. These advances have been made on an interest-free basis, with no fixed term or repayment date. DiChain Holdings Limited and DC Capital Management, Inc., companies sharing mutual ownership with the Company, have advanced $26,790 and $45,000 to the Company, respectively, since January 1, 2005. These advances have been made on an interest-free basis, with no fixed term or

CHINA HELI RESOURCE RENEWABLE INCORPORATED

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2012, 2011, 2010, 2009, and 2008

repayment date. Farsight Holdings Limited, an affiliate of the Company, has advanced $46,000 since January 1, 2006. These advances have been made on an interest-free basis, with no fixed term or repayment date. No balance is due as of December 31, 2012

On August 16, 2007 the company issued 7,437,514 common shares (pre-split) as payment for the above related company payables. The stock was issued at the most recent stock sale of $.07 per share for a total value of $520,626

Farsight Holdings Limited, an affiliate of the Company, has advanced $232,634 since January 1, 2007. These advances have been made on an interest-free basis, with no fixed term or repayment date.  The balance as of December 31, 2012 is $69,215.

Share of Business Offices

The Company shares the offices of Farsight Holdings, Ltd. and is allocated 9,917 RMB per month (US$ 1,600) as its pro rata share of the cost of the facility. There is no written agreement regarding this office sharing arrangement.

NOTE F - COMPREHENSIVE INCOME

Statement of Financial Accounting Standards (SFAS) No. 130, “Reporting Comprehensive Income,” establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated comprehensive income, as presented in the accompanying statement of changes in stockholders’ equity consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit. For the years ended December 31, 2012, 2011, 2010, 2009, and 2008, total comprehensive income was $0, $0, $0, $0 and $0, respectively.

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

NOTE H - INCOME TAXES

The components of income taxes were as follows:

	2012	2011	2010	2009	2008

Income tax benefit at combined statutory rate of 42.62%	32,017	33,124	42,464	91,338	28,668
Change in Valuation Allowance	(32,017)	(33,124)	(42,464)	(91,338)	(28,668)

The income tax benefit for the year ended December 31, 2012, 2011, 2010, 2009, and 2008,  differed from the combined federal and provincial statutory rates due principally to the decrease in the deferred tax asset valuation allowance.

Due mainly to operating losses and the inability to recognize an income tax benefit there from, there is no provision for current federal or state income taxes for the years ended December 31, 2012, 2011, 2010, 2009, and 2008.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for federal and state income tax purposes.

At December 31, 2012, 2011, 2010, 2009, and 2008, the approximate deferred tax assets were as follows:

	2012	2011	2010	2009	2008

Non-capital loss carryforwards	$ 2,612,719	$ 2,580,702	$ 2,547,578	$ 2,505,114	$ 2,399,875
Capital assets				-	-
Total deferred tax assets	2,612,719	2,580,702	2,547,578	2,505,114	2,399,875
Less valuation allowance	(2,612,719)	(2,580,702)	(2,547,578)	(2,505,114)	(2,399,875)
Income Tax Benefit	$ -	$ -	$ -	$ -	$ -

CHINA HELI RESOURCE RENEWABLE INCORPORATED

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2012, 2011, 2010, 2009, and 2008

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT FEES

For the fiscal years ended December 31, 2012 and December 31, 2011, the Company’s principal accountant billed $6.000 and $6.000, respectively, for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

AUDIT RELATED FEES

For the fiscal years ended December 31, 2012 and December 31, 2011, the Company’s principal accountant billed $nil and $nil, respectively, for assurance and related services that were reasonably related to the performance of the audit or review of the Company’s financial statements outside of those fees disclosed above under “Audit Fees”.

TAX FEES

For the fiscal years ended December 31, 2012 and December 31, 2011, the Company’s principal accountant billed $nil and $nil, respectively, for tax compliance, tax advice, and tax planning services.

ALL OTHER FEES

For the fiscal years ended December 31, 2012 and December 31, 2011, the Company’s principal accountant billed $nil and $nil, respectively, for products and services other than those set forth above.

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

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

China Heli Resource Renewable Incorporated Financial Statements

ITEM 19. EXHIBITS

Exhibit No.	Description

12.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Rule 13a-14(a)
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

CHINA HELI RESOURCE RENEWABLE INCORPORATED

Dated: May 23, 2013	/s/ FAN Di FAN Di, President (Chief Executive Officer), Acting Financial Officer

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